     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 1997.
                                                    REGISTRATION NO. 333-      .
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                             ---------------------
                            GRANITE FINANCIAL, INC.
                 (Name of small business issuer in its charter)

                 DELAWARE                               6153                               84-1349929
       (State or other jurisdiction         (Primary Standard Industrial                (I.R.S. Employer
    of incorporation or organization)           Classification Code)                  Identification No.)
                                                                     WILLIAM W. WEHNER
               6424 WEST 91ST AVENUE                               6424 WEST 91ST AVENUE
            WESTMINSTER, COLORADO 80030                         WESTMINSTER, COLORADO 80030
             TELEPHONE: (303) 650-4059                           TELEPHONE: (303) 650-4059
    (Address and telephone number of principal              (Name, address and telephone number
                     executive
     offices and principal place of business)                      of agent for service)
                                                     Copies to:

          ROBERT W. WALTER, ESQ.                STEVEN E. SEGAL, ESQ.                NOLAN S. TAYLOR, ESQ.
           DAVID C. ROOS, ESQ.                  LEBOEUF, LAMB, GREENE                THOMAS R. TAYLOR, ESQ.
           CURT R. FOUST, ESQ.                    & MACRAE, L.L.P.                   LEBOEUF, LAMB, GREENE
 BERLINER ZISSER WALTER & GALLEGOS, P.C.             SUITE 2000                         & MACRAE, L.L.P.
     1700 LINCOLN STREET, SUITE 4700           633 SEVENTEENTH STREET          136 SOUTH MAIN STREET, SUITE 1000
          DENVER, COLORADO 80203               DENVER, COLORADO 80202              SALT LAKE CITY, UTAH 84101
        TELEPHONE: (303) 830-1700             TELEPHONE: (303) 291-2600            TELEPHONE: (801) 320-6700

                             ---------------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the
   Securities Act, please check the following box and list the Securities Act registration statement number
  of the earlier effective registration statement for the same offering.  [ ]

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check
 the following box and list the Securities Act registration statement number of the earlier effective
               registration statement for the same offering.  [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                  PROPOSED MAXIMUM       PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF               AMOUNT TO BE       OFFERING PRICE       AGGREGATE OFFERING      AMOUNT OF
         SECURITIES TO BE REGISTERED             REGISTERED         PER UNIT(1)              PRICE(1)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock.................................     2,415,000(2)         $ 9.50              $22,942,500          $6,952.27
-----------------------------------------------------------------------------------------------------------------------------
Underwriters' Warrants for Common Stock......          150,000         $ .001              $       100          $     .03
-----------------------------------------------------------------------------------------------------------------------------
Common Stock underlying Underwriters'
  Warrants(3)................................          150,000         $11.88              $ 1,782,000           $ 540.00
-----------------------------------------------------------------------------------------------------------------------------
         Total...............................                                              $24,724,600          $7,492.30
=============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
(2) Includes 315,000 shares of Common Stock contained in the over-allotment option.
(3) Pursuant to Rule 416, includes such indeterminate number of additional shares of Common Stock as may be required for issuance upon exercise of the Underwriters' Warrants as a result of any adjustment in the number of shares of Common Stock issuable upon such exercise by reason of the anit-dilution provisions of the Underwriters' Warrants.

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS         SUBJECT TO COMPLETION, DATED JUNE 16, 1997
dated             , 1997

[GRANITE FINANCIAL, INC.                      2,100,000 SHARES
  LOGO]                                    GRANITE FINANCIAL, INC.
                                                COMMON STOCK

The shares of Common Stock offered hereby are being sold by Granite Financial, Inc. (the "Company"). The Company's Common Stock trades on the Nasdaq National Market under the symbol "GFNL." On June 13, 1997, the last reported sale price of the Common Stock was $9.38 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================================
                                                             PRICE TO              UNDERWRITING            PROCEEDS TO
                                                              PUBLIC               DISCOUNT(1)              COMPANY(2)
------------------------------------------------------------------------------------------------------------------------
Per Share.......................................                $                       $                       $
------------------------------------------------------------------------------------------------------------------------
Total(3)........................................                $                       $                       $
========================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Company has also agreed to issue to certain of the Underwriters warrants to purchase 150,000 shares of Common Stock exercisable at
    $     (125% of the Price to Public). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $375,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 315,000 shares of Common Stock solely to cover over-allotments, if any, at the Price to Public shown above, less the Underwriting Discount. If this option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          , and $          , respectively. See "Underwriting."

The shares of Common Stock are offered by the Underwriters subject to prior sale when, as, and if delivered and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota or in book-entry form through the book-entry facilities of The
Depository Trust Company on or about             , 1997.

PIPER JAFFRAY INC.

                        RAYMOND JAMES & ASSOCIATES, INC.

                                                                 CRUTTENDEN ROTH
                                                                  INCORPORATED

                         [FOUR COLOR PICTURES TO COME]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless the context indicates otherwise, all references herein to the "Company" refer to Granite Financial, Inc., its limited liability company predecessor and its subsidiaries. Industry data used in this Prospectus was obtained from industry publications that the Company believes to be reliable, but has not been independently verified. Each prospective investor is urged to read this Prospectus in its entirety.

                                  THE COMPANY

     The Company is a finance company specializing in originating, funding, acquiring, selling, securitizing and servicing non-cancelable, full-payout equipment leases for a broad range of businesses located throughout the United States. The Company's operations are primarily in the small-ticket segment of the equipment leasing market, which encompasses leases of equipment with original purchase prices of $100,000 or less. The average purchase price of equipment leased by the Company's lessees is approximately $30,000 per lease. Leases are originated through a network of approximately 50 independent lease originators selected by the Company's experienced management team. The Company is committed to providing the highest level of service to its lease originators and is investing in advanced technology which will allow the Company to electronically link each originator with the Company's systems and resources. The Company also develops specialty lease finance programs in conjunction with its lease originators that are designed to meet the particular financing requirements of the business customer. Through providing superior customer service and streamlining the lease application and funding process, the Company seeks to position itself as a strategic partner with its lease originators.

     The Company is currently implementing a consolidation strategy in the small-ticket segment of the equipment leasing market. The Company believes a favorable environment exists for acquisitions in this segment of the equipment leasing market because of the highly fragmented nature of the industry, the inability of a significant number of small equipment lease finance companies to obtain more favorable financing rates available through the asset-backed securities markets and the increased cost of new technologies that generally cannot be afforded by smaller participants in the market. The Company's consolidation strategy encompasses the purchase of other companies active in the small-ticket segment of the equipment leasing market as well as independent lease originators that may or may not currently conduct business with the Company. Consistent with this consolidation strategy, the Company concluded the acquisition of Global Finance & Leasing, Inc. ("Global Finance") in March 1997. Founded in 1989, Global Finance specializes in providing equipment lease financing for point-of-sale equipment which costs $2,000 or less per lease. The Company's consolidation strategy is designed to expand its existing business and take advantage of its core competencies including, among other things, its highly developed customer service program, use of sophisticated technology to achieve efficiencies in the application, underwriting and collection processes, development of close working relationships with lease originators, knowledge of the equipment leasing market and experienced management team.

     The Company has experienced significant growth since its founding in February 1995. The aggregate of lease payments under all leases financed by the Company and either held as direct financing leases, or sold to third parties or securitized, excluding leases funded by Global Finance (the "Gross Servicing Portfolio") increased from $1.2 million at June 30, 1995 to $44.2 million at June 30, 1996, and totalled $94.4 million at March 31, 1997. Total revenues increased from $1.3 million in the period ended June 30, 1995 to $21.9 million for fiscal 1996. For the first nine months of fiscal 1997, total revenues increased 222.3% to $53.2 million from $16.5 million for the comparable period of 1996, while pro forma net income increased 490.2% to $1.4 million from $230,000 for the comparable period of 1996. The Company has also experienced significant increases in lease applications, with its funding backlog increasing from $2.9 million at June 30, 1995 to $12.9 million at

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

June 30, 1996. At March 31, 1997, the Company had a backlog of approved lease applications of approximately $31.4 million that were subject to lessee acceptance of the lease terms, equipment delivery and funding.

     According to the Equipment Leasing Association and the International Trade Administration, business equipment leased in the United States accounted for approximately $168.9 billion of 1996 business investment in equipment, compared to $85.0 billion in 1986. The Company estimates that the market for small-ticket equipment with an original purchase price of $100,000 or less constitutes between approximately 25.0% and 30.0%, or an estimated range of $42.3 billion to $50.7 billion of equipment acquired under lease. The small-ticket equipment leasing market has experienced growth in recent years because of several factors, including (i) the decline in prices of computers and computer peripherals and corresponding increases in demand for this equipment; (ii) the adoption of accounting pronouncements concerning the consolidation of earnings of manufacturers and captive finance company subsidiaries, which has resulted in an increased demand for independent financing such as that provided by the Company; (iii) the consolidation of the banking industry; (iv) stricter lending requirements of commercial banks; and (v) reductions in the cost of funds for independent finance companies such as the Company through access to the asset-backed securities market and other sources of lower cost capital.

     The Company derives its earnings primarily from gains recognized on the securitization or sale of leases. The Company has completed three securitization transactions to date under which a special purpose subsidiary of the Company sells lease-backed notes or certificates to institutional investors. In each securitization, the Company receives advances based on a percentage which is less than the aggregate present value of cash flows from an undifferentiated pool of leases, effectively overcollateralizing the lease-backed notes or certificates. Over the life of the lease pool securitized, the Company is eligible to receive the excess cash flow (the "securitization residual interest") resulting from the difference between the lease payments received, net of defaults, and the payment of (i) principal and interest to investors in lease-backed notes or certificates and (ii) servicing, backup servicing and trustee fees and other securitization expenses. Payments due under the lease-backed securities issued in each of the Company's securitizations have been insured by a financial guaranty issued by MBIA Insurance Corporation and have been rated AAA by Standard & Poor's Ratings Group and Aaa by Moody's Investors Service. In the nine months ended March 31, 1997, the sales of leases disposed of through securitization transactions represented 62.4% of the Company's total revenues. The Company anticipates that sales of leases through securitization transactions will comprise a significant portion of the Company's revenues in future periods. Following securitization or sale of leases, the Company services leases, for which it also receives monthly servicing fees.

     The Company's objective is to become a leading provider of business equipment lease financing in the small-ticket segment of the equipment leasing market. The principal components of the Company's strategy for achieving this objective are to (i) undertake additional strategic acquisitions in order to accelerate growth, leverage operating efficiencies and increase funding volume;
(ii) expand the Company's existing business through a variety of means, including implementing new marketing initiatives, establishing strategic alliances with select equipment vendors, and entering the business-to-business ("e-commerce") market through an Internet Web site now under development; (iii) maintain and enhance the Company's relationship with its network of select independent lease originators through continuing strong customer service, developing additional specialty leasing programs and implementing new interactive technologies designed to maximize efficiencies in the lease application, underwriting, approval, servicing and collection functions; (iv) reduce and control the Company's cost of capital by conducting additional securitization transactions and through the establishment and maintenance of relationships with a diverse group of funding sources; and (v) utilize sophisticated data processing systems and stringent internal controls to monitor and maintain the application of consistent underwriting criteria throughout the lease application process.

     The Company was incorporated as a Delaware corporation in June 1996. The Company's offices are located at 6424 West 91st Avenue, Westminster, Colorado 80030, and its telephone number is (303) 650-4059.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Common Stock offered by the
  Company..................  2,100,000 shares

Common Stock to be
outstanding after this
  offering.................  5,825,000 shares(1)

Use of proceeds............  To consummate acquisitions, to support securitization transactions, to implement computer system upgrades and interactive technology to further expand the Company's business, for other working capital needs and for general corporate purposes. Pending application, net proceeds will be used to temporarily reduce indebtedness. See "Use of Proceeds."

Nasdaq National Market
  symbol...................  GFNL
---------------

(1) Excludes 570,000 shares of Common Stock issuable upon the exercise of options and warrants outstanding at May 31, 1997. See "Management -- Option Plan" and "Description of Capital Stock."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                   NINE MONTHS
                                                 ENDED MARCH 31      FISCAL YEAR    FEBRUARY 21, 1995
                                                -----------------       ENDED        (INCEPTION) TO
                                                 1997      1996     JUNE 30, 1996     JUNE 30, 1995
                                                -------   -------   -------------   -----------------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
  Sales of leases.............................  $50,308   $16,380      $20,638           $1,261
  Income from direct financing leases.........    2,918       135        1,224                7
                                                -------   -------      -------          -------
  Total revenues..............................   53,226    16,515       21,862            1,268
  Cost of leases sold.........................   46,876    15,296       19,297            1,172
  Provision for credit losses.................      443        46           95               28
  Interest expense............................    1,377        16          551               --
  Securitization expenses and amortization....      257        --           --               --
                                                -------   -------      -------          -------
  Total costs.................................   48,953    15,358       19,943            1,200
  Gross profit................................    4,273     1,157        1,919               68
  Other expenses..............................    1,935       792        1,156              246
  Pro forma income taxes(2)...................      983       135          282               --
                                                -------   -------      -------          -------
  Pro forma net income (loss).................  $ 1,355   $   230      $   481           $ (178)
                                                =======   =======      =======          =======
  Pro forma earnings (loss) per share.........  $   .44   $   .11      $   .24           $ (.09)
OTHER DATA(1):
  Dollar amount of leases funded during
     period...................................  $49,692   $23,110      $35,169           $1,450
  Number of leases funded during period (not
     in thousands)............................    1,962       920        1,381               64
  Gross Servicing Portfolio(3)................  $94,444   $30,692      $44,163           $1,216
  Number of leases serviced as of period ended
     (not in thousands).......................    3,305       979        1,443               63
  Delinquencies as a percentage of Gross
     Servicing Portfolio at end of
     period(4)................................     1.65%      .97%        1.44%              --

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                   MARCH 31, 1997
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(5)
                                                              -------    --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 4,775       $13,031
  Direct financing leases...................................   11,194        11,194
  Direct financing leases assigned to lender................   17,341        17,341
  Securitization residual interest..........................    6,107         6,107
  Total assets..............................................   45,495        53,751
  Total liabilities.........................................   30,749        20,826
  Stockholders' equity......................................   14,746        32,925

---------------

(1) Excludes information for Global Finance, which was acquired on March 31, 1997.

(2) Prior to the Company's initial public offering of Common Stock on October 25, 1996 (the "Initial Public Offering"), the Company was a limited liability company and not subject to federal or state corporate income taxes. On the date of the Initial Public Offering, the Company changed its form of organization from a limited liability company to a C Corporation, recorded deferred income taxes totalling approximately $100,000 and began providing for federal and state corporate income taxes from that date. Pro forma data includes adjustments for federal and state income taxes as if the Company had been taxed as a C Corporation at a combined federal and state tax rate of 37.0% for all periods presented. See Note 7 to Consolidated Financial Statements.

(3) The Company's Gross Servicing Portfolio consists of aggregate lease payments for all leases financed by the Company and either held as direct financing leases, or sold to third parties or securitized, as of the end of the indicated periods.

(4) Represents delinquencies of 31 or more days. The Company had no delinquencies over 31 days at June 30, 1995.

(5) Adjusted to reflect the sale of 2,100,000 shares of Common Stock by the Company at the assumed offering price of $9.50 per share and the application of the estimated net proceeds therefrom, including repayments of amounts outstanding under certain credit facilities of which a total of $9.9 million was outstanding at March 31, 1997. See "Use of Proceeds."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plan of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results could differ materially from the results expressed in or implied by these forward-looking statements as a result of various factors. Such factors are described under the headings "Management's Discussion and Analysis of Financial Condition and the Results of Operations," "Business" and in the risk factors set forth below.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company requires significant capital resources to fund new equipment leases. In the nine months ended March 31, 1997, the Company's liquidity was provided through the completion of the Initial Public Offering, closing of two securitization transactions and establishment or assumption of additional bank and other credit facilities. The Company's operating cash requirements exceeded cash available from operations in the nine months ended March 31, 1997 and fiscal 1996 as a result of the Company's rapid growth and limited access to capital. Net cash used in operating activities in the nine months ended March 31, 1997 and fiscal 1996 was $3.8 million and $7.0 million, respectively. The Company's operating cash requirements include (a) funding of equipment leases and interest expense on leases funded under bank and other credit facilities, (b) fees and expenses incurred in connection with lease sales and securitizations, including the cost of supporting each securitization through over-collateralization of the amount funded, (c) tax payments and (d) administrative and other operating expenses. The Company has obtained cash required in operations through (a) lease sales and securitization transactions,
(b) bank and other credit facilities and warehouse financing arrangements under which leases are financed on a temporary basis and (c) sales of equity to affiliates of the Company upon formation of Granite Financial, LLC and in the Initial Public Offering. At March 31, 1997, the Company had cash and cash equivalents of approximately $4.8 million and unused borrowing capacity of $33.1 million under its bank credit facilities. The Company will continue to be dependent on its ability to secure additional financing when and as needed, and on terms acceptable to the Company, the unavailability of which could materially adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Dependence on Warehouse Credit Line and Other Credit Facilities. In February 1997, the Company established a $36.0 million warehouse credit line ("Warehouse Credit Line") with a bank syndicate led by CoreStates Bank, N.A., under which the Company borrows against leases held for sale or pending their inclusion in securitization transactions. The Warehouse Credit Line expires in February 1998, subject to extension for additional one-year periods upon the Company's request but at the sole discretion of the lenders. The Company maintains six other full recourse credit facilities aggregating $12.5 million, of which $6.0 million is available for funding at various times through July 1997, $2.0 million is available under an unsecured revolving line of credit which expires on or before January 1998, and $4.5 million is available under two term loans and a line of credit assumed by the Company in connection with the acquisition of Global Finance. The credit facilities assumed on closing of the Global Finance acquisition are currently usable only by Global Finance and not by Granite Financial, Inc. The Company will use $1.5 million of the net proceeds of this offering to prepay a term loan assumed by the Company in the Global Finance acquisition. See "Use of Proceeds." Two of the Company's bank credit facilities aggregating $6.0 million expire in June and July 1997. Given the Company's access to other credit facilities, the Company may elect not to renew these facilities. The Company anticipates that it will maintain its existing Warehouse Credit Line and certain of its other credit facilities. The Company will seek to obtain replacement or additional financing as these and other arrangements expire or become fully utilized. However, there can be no assurance such replacement or additional financing will be obtainable on acceptable terms. To the extent the Company is unable to maintain its existing credit facilities or to arrange new credit facilities with sufficient borrowing capabilities, the Company may have to curtail lease funding activities, which could have a material adverse effect on the Company's financial condition and results of operations.

     Dependence on Securitization Transactions. The Company depends on pooling and selling leases in securitization transactions to repay its bank and other credit facilities and to generate cash for funding of new leases. In the nine months ended March 31, 1997, the Company completed two securitization transactions under which lease-backed securities in the aggregate principal amount of up to $92.5 million can be issued by the Company through grantor trusts, and as to which $30.7 million had been issued at March 31, 1997. The sales of leases disposed of through securitization transactions represented approximately 62.4% of the Company's revenues in the nine months ended March 31, 1997 and is expected to comprise a significant portion of the Company's revenues in future periods. Accordingly, the Company's results of operations may fluctuate from quarter to quarter as a result of the timing and size of its securitizations. The timing of any securitization transaction is affected by a number of factors, some of which are beyond the Company's control, including conditions in the securities markets generally, conditions in the asset-backed securities markets specifically, the credit quality of the Company's lease portfolio, availability of third-party credit enhancements, the ability of the Company to adequately service its lease portfolio, and the absence of any material down-grading or withdrawal of ratings given to securities previously issued in the Company's securitizations. While the Company retains the right to substitute performing leases for non-performing leases in each securitization, subject to certain limitations, a significant increase in non-performing leases as to which substitution is impractical or untimely may trigger acceleration of repayment obligations of principal outstanding under lease-backed notes or certificates, which would materially adversely affect the Company's receipt of cash flows from the securitization residual interest. The amount of any gain on sale through a securitization is based upon certain estimates, which may not subsequently be realized. To the extent that actual cash flows on a securitization are materially below estimates, the Company would be required to revalue the securitization residual interest and record a charge to earnings based upon the reduction. Because the securitization residual interest retained by the Company bears the risk of loss on the entire portfolio of leases which are securitized in a particular transaction, small fluctuations in charge-off rates and other factors could have a material adverse effect on the Company's ability to realize its recorded basis in the securitization residual interest. Adverse changes in the market for securitized leases, or a substantial lengthening of the warehousing period, would adversely impact the Company's reported earnings, the funding available to the Company, could require the Company to curtail its funding of new leases, and could have a material adverse effect on the financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ECONOMIC CONSIDERATIONS

     Fluctuations in Portfolio Performance. The Company specializes in funding leases of equipment with a purchase price of less than $100,000 to commercial businesses located throughout the United States. To date, a significant majority of leases funded by the Company have related to equipment leased by small and mid-size businesses. Although the Company conducts its own independent credit investigation and maintains strict underwriting criteria, no assurance can be given that such criteria will afford adequate protection against payment delinquencies or charge-offs. Because the Company commenced operations in February 1995, there is limited performance data available with respect to the Company's Gross Servicing Portfolio and, consequently, historical delinquency and charge-off statistics are not necessarily indicative of future performance. As anticipated by the Company, the Company's statistical analysis indicates that delinquencies and charge-offs have risen as a percentage of lease receivables as leases in the Gross Servicing Portfolio have aged and become more seasoned. In the event the Company's leases experience higher delinquencies or charge-offs than anticipated, the Company's earnings could be negatively impacted. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure of the Company's future securitization transactions, such as increased interest rates on asset-backed notes or certificates issued in such transactions, an increase in the Company's net investment in the securitization residual interest or a reduction in the advance rate against leases included in a securitization transaction. See "Business."

     Risk of General Economic Downturn. The Company's business is directly related to business investment in capital and other equipment, which is influenced by a variety of factors including the implicit return on capital invested, prevailing interest rates, availability of capital and other general economic conditions. Although the Company believes that current economic conditions favor continued growth in the markets it serves, a future economic slowdown or recession could adversely affect the Company's ability to fund or securitize leases. In addition, delinquencies and charge-offs could be expected to rise in an adverse economic environment, which could also adversely impact the Company's ability to sell or securitize leases which it funds or its ability to recognize its basis in the securitization residual interest or in leases held in its portfolio.

     Interest Rate and Cost of Funds Risk. The Company's profitability is determined by, among other things, the difference between the implicit lease rate charged to lessees and the Company's cost of funds. The implicit lease rates charged by the Company are based on interest rates prevailing in the market at the time of lease approval. Until the Company sells or securitizes leases, the Company generally funds the cost of the lease investment under its variable rate bank credit facilities and from working capital. The Company's operating margins could be adversely affected if interest rates increase prior to the Company selling or securitizing leases or if the Company is unable to securitize leases. Future increases in the Company's cost of funds could result in the Company raising the implicit lease rate charged to its customers, which could cause originators or customers to seek funding elsewhere. The Company has sought to mitigate the risk of interest rate increases by attempting to match funds required for lease financings with funds available through bank and other credit facilities, securitization transactions and lease sales. Although the Company may be able to dispose of leases through other securitization transactions in the event interest rates decline, existing securitization arrangements require the Company to securitize a minimum dollar amount of leases on a periodic basis. The Company does not hedge against interest rate increases using derivative securities or otherwise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

REALIZATION OF SECURITIZATION RESIDUAL INTEREST

     In each securitization transaction conducted to date, the Company receives advances based on a percentage which is less than the aggregate present value of cash flows from an undifferentiated pool of leases, effectively overcollateralizing the lease-backed notes or certificates. Over the life of the leases securitized, the Company is eligible to receive the excess cash flow (the "securitization residual interest") resulting from the difference between the lease payments received, net of defaults, and the payment of (i) principal and interest to investors in lease-backed notes or certificates and (ii) servicing, backup servicing and trustee fees and other securitization expenses. The cash flows ultimately available from the securitization residual interest are largely dependent upon the actual default rates experienced on leases securitized in a particular pool. Because the securitization residual interest bears the risk of loss on the entire portfolio of leases in a particular securitized pool, small fluctuations in defaults could have a material adverse effect on the Company's ability to realize its recorded basis in the securitization residual interest. The sales of leases disposed of through securitization transactions represented approximately 0% and 62.4% of the Company's revenues in fiscal 1996 and in the nine months ended March 31, 1997, respectively, and is expected to comprise a significant portion of the Company's revenues in future years. The Company's cost of leases sold through securitizations have been calculated using estimates concerning charge-offs, recoveries from liquidated equipment and other factors that are consistent with both the Company's and industry experience and that the Company believes is consistent with estimates that would be applied by unrelated purchasers of similar streams of estimated cash flows. Although actual charge-offs have been materially consistent with management's estimates to date, the lack of seasoning of the Company's leases and rapid increases in leases available for sale could result in future charges to earnings as a result of actual charge-offs exceeding management's forecasts. Any such future charges could cause the price of the Common Stock to decline, perhaps substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH CONSOLIDATION STRATEGY

     One of the Company's strategies for growth is to acquire other companies that originate, fund, service and sell equipment leases. Although the Company has discussed and continues to discuss possible acquisitions with a variety of entities, to date the Company has acquired only one company, Global Finance, and currently has no acquisition agreements, understandings or commitments for any material acquisitions, either singly or in the aggregate. In June 1997, the Company entered into a memorandum of understanding to acquire a lease origination company located in the State of New York. The acquisition is subject to completion of due diligence, execution of a definitive agreement and customary closing conditions. If completed, the acquisition will not have a material effect on the Company's financial position and results of operations. There can be no assurance that the acquisition of the lease originator will be consummated or that the owners of other companies the Company desires to acquire will be willing to sell them to the Company on reasonable terms, if at all. Certain of the Company's competitors may also seek to acquire the same companies which the Company seeks to acquire. This may increase the price and related costs at which the Company could otherwise have acquired such companies, perhaps materially. The Company's inability to complete acquisitions on reasonable terms could adversely affect the Company's ability to grow its business.

     The Company anticipates that it may expend a material and undetermined portion of the proceeds of this offering to pursue and consummate acquisitions. Such use of proceeds may significantly shorten the period of time during which the proceeds of this offering are expected to fund the Company's operations and will reduce the Company's working capital to the extent the Company uses cash to fund acquisitions. In addition, the Company may fund acquisitions in whole or part by issuing equity securities, and any such issuances, individually or in the aggregate, may be substantially dilutive to holders of the Common Stock. Acquisitions also may result in the Company incurring additional debt and amortizing costs related to goodwill and other intangible assets, either of which could have a material adverse effect on the Company's results of operations.

     The Company may experience difficulties in assimilating the operations, services and personnel of acquired companies and may be unable to sustain or improve the historical revenue and earnings levels of acquired companies, any of which may materially adversely affect the Company's operating results. In addition, to the extent it becomes necessary for the Company to fund the working capital requirements of acquired companies, the Company's working capital available for its currently existing operations will decrease. Acquisitions involve a number of additional risks, including the diversion of management's attention from ongoing business operations and the potential loss of key employees of acquired companies. There can be no assurance that the Company can successfully implement its consolidation strategy. The failure to consummate acquisitions on reasonable terms or the inability to successfully integrate and manage acquired operations and personnel could have a material adverse impact on the Company's business and results of operations. See "Business."

COMPETITION

     The market for financing in the small-ticket segment of the equipment leasing industry is highly competitive. The Company competes with a number of national, regional and local finance companies. The Company also competes against captive finance companies affiliated with major equipment manufacturers, commercial banks, savings and loan associations, credit unions and conventional leasing companies. Many of the Company's competitors, as well as potential competitors, possess substantially greater financial, marketing, personnel and other resources than the Company. The Company's competitors and potential competitors include far larger, more established companies that have access to capital markets for unsecured commercial paper and investment grade rated debt instruments, and to other funding sources that may be unavailable to the Company. The Company is currently developing an interactive system for lease origination. If similar systems are first developed or implemented by others, the Company could be at a competitive disadvantage. There can be no assurance the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. See "Business -- Competition."

LIMITED HISTORY OF OPERATIONS; MANAGEMENT OF RAPID GROWTH

     The Company was organized in February 1995 and has had a limited history of operations. Although the Company was profitable in fiscal 1996 and in the nine months ended March 31, 1997, there can be no assurance that the Company's operations will remain profitable. Since its inception, the Company has significantly expanded its business and experienced rapid growth in revenues. This significant growth has required the Company to increase its management, administrative and financial resources and to hire, train, supervise and manage an increased number of customer service, underwriting, accounting and other personnel. The ability of such personnel to successfully manage the underwriting, lease approval and collection functions will be dependent upon the maintenance of consistently enforced underwriting criteria, existence of adequate internal controls, efficient collection procedures, adequate staffing and the use of effective automated systems. There can be no assurance that the Company's management, staff, procedures, internal controls or systems will be adequate to maintain, support and successfully manage the Company's anticipated growth. Failure to manage growth and other changes in its business could have a material adverse impact on the Company's results of operations and financial condition. See "Business."

DEPENDENCE ON INDEPENDENT LEASE ORIGINATORS

     The Company's leases are originated through a network of approximately 50 select independent lease originators located throughout the United States. Lease transactions generated by the largest single independent lease originator accounted for approximately 18.0% and 15.7% of the gross dollar amount of leases funded by the Company during fiscal 1996 and the nine months ended March 31, 1997, respectively. Four independent lease originators accounted for between 5.0% and 10.0% of the gross dollar amount of leases funded by the Company during the nine months ended March 31, 1997. Two independent lease originators each accounted for between 5.0% and 10.0% of the gross dollar amount of leases funded by the Company during fiscal 1996. The Company enters into non-exclusive brokerage agreements with each of its independent lease originators which are terminable on short notice. Continued growth in leases originated by its network of independent lease originators will be dependent in part on the Company's ability to obtain efficiencies in the lease approval process and to otherwise enhance the level of service offered to its independent lease originators. Should one or more independent lease originators that generate a significant number of leases begin directing funding opportunities to the Company's competitors, the Company's results of operations could be materially adversely affected. See "Business."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is largely dependent on the efforts of William W. Wehner, its Chairman of the Board and Chief Executive Officer, Larry K. White, its President, Frank J. Corcoran, its Chief Financial Officer and on William S. Cobb, Mark H. Speros, Kelly G. Long, William W. ("Skip") Wehner and Mark A. Miyasaki, each of whom is a senior officer responsible for a different aspect of the Company's operations. The Company has entered into employment agreements with William W. Wehner, its Chief Executive Officer, and Larry K. White, its President, but has no employment agreement with any other officer. Larry K. White and Frank J. Corcoran, the Chief Financial Officer, were only recently hired by the Company and therefore have had limited involvement in the Company's operations to date. The loss of the services of any of the Company's senior management personnel could have a material adverse effect on the Company, although loss of William W. Wehner's services would be most significant. The Company has obtained "key man" life insurance on the life of Mr. Wehner in the amount of $2.0 million. See "Management."

CONTROL OF THE COMPANY

     Following this offering, the Company's executive officers, directors and their affiliates will, in the aggregate, beneficially own approximately 41.8% of the Company's outstanding shares of Common Stock. These stockholders, if acting together, would be able to effectively control most matters requiring approval by the stockholders of the Company, including the election of the members of the Board of Directors, the authorization of an increase in the Company's capital stock, or the dissolution, merger or sale of the Company.

The voting power of such stockholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND STATUTORY PROVISIONS

     The Board of Directors of the Company is authorized, subject to certain limitations, to issue without further consent of the stockholders up to 2,000,000 shares of Preferred Stock with rights, preferences and privileges designated by the Board of Directors. In addition, in the event of certain change of control transactions, the vesting of options and the expiration of any restriction periods on stock awards under the 1996 Stock Option Plan (the "Option Plan") may be accelerated. These provisions could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware ("Section 203") regulating corporate takeovers. Section 203 prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" (as defined) for three years following the date that such stockholder became an "interested stockholder," unless the business combination or interested stockholder is approved in a prescribed manner. These provisions of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Upon closing of this offering (and assuming no exercise of any stock options), the Company will have a total of 5,825,000 shares of Common Stock outstanding, of which 3,825,000 will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 2,000,000 shares are "restricted securities" as defined by Rule 144 promulgated under the Securities Act. Beginning 180 days after the date of this Prospectus, upon the expiration of lock-up agreements with the Underwriters, all of these shares will be available for sale in the public market subject to compliance with Rule 144 volume and other requirements. The Company also anticipates registering for issuance or resale the 900,000 shares of Common Stock reserved for issuance under the Option Plan. As of May 31, 1997, options to purchase 420,000 shares have been granted and are outstanding under the Option Plan, of which options to purchase 290,000 shares were then currently exercisable. Options to purchase the remaining 130,000 shares become exercisable during calendar 1997 and at varying times thereafter. See "Shares Eligible for Future Sale."

IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These forward-looking statements include the plans and objectives of management for future operations, growth and development, including plans and objectives relating to the origination, funding, sale and securitization of leases, acquisitions and future economic performance of the Company. Specifically, the forward-looking statements and associated risks set forth in this Prospectus include or relate to the Company's plans or expectations to (i) capitalize on its operational capabilities and experienced management team, (ii) increase productivity through utilization of advanced technologies and expansion of its business using new interactive capabilities, (iii) leverage its access to lower cost funds through securitizations and perhaps other sources to increase the gross profit margins of acquired companies, (iv) increase its market share as it executes its consolidation strategy, (v) successfully implement an interactive Web site and Internet marketing, (vi) implement additional marketing initiatives, (vii) complete future securitization transactions or lease sales,
(viii) maintain delinquency and net charge-off rates within acceptable ranges,
(ix) identify and acquire complementary equipment leasing companies or independent lease originators, (x) develop additional specialty lease and vendor direct programs in the future and (xi) commence e-commerce transactions among the Company, equipment vendors and lessees.

     The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties that are based on assumptions that the Company will continue to be able to provide lease financing at attractive rates, that the Company will be able to successfully develop its interactive Web site and Internet marketing programs, that the Company will be able to locate and successfully negotiate acquisitions of complementary equipment leasing companies and independent lease originators, that the Company will continue to be able to provide a high level of service to its independent lease originators, that the Company will continue to be able to attract qualified and experienced management personnel, that the Company has some lead time in the development of its technology-based systems such that it can successfully develop those systems before its competition, that competitive conditions within the industry will not change materially or adversely, that demand for the Company's lease financing will remain strong, that the Company will retain its existing independent lease originators and key management personnel, that the Company's forecasts will accurately anticipate market demand for equipment lease financing in the small-ticket market, that the Company will continue to have access to the asset-backed securities markets or other lower cost sources of capital, and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company and its management. Although the Company believes that the assumptions underlying the forward-looking statements made in this Prospectus are reasonable, any of those assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in any forward-looking statement made herein will be realized. In addition, as disclosed elsewhere under "Risk Factors," the business and operations of the Company are subject to substantial risks that increase the uncertainty inherent in such forward-looking statements. Any of the other factors disclosed under "Risk Factors" could cause the Company's revenues or net income, or the growth in revenues or net income, to differ materially from prior results. Growth in absolute amounts of cost of leases sold or charge-offs or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements contained herein. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its funding, marketing, capital expenditure or other budgets, which may in turn affect the Company's results of operations. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person or entity that the objectives or plans of the Company can or will be achieved.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $18.2 million (approximately $21.0 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discount and offering expenses and assuming a public offering price of $9.50 per share.

     The primary purpose of the offering is to provide the Company with additional capital to fund its growth, including to consummate acquisitions, to increase the number of leases that the Company can fund and hold for pooling and sale in the asset-backed securities market, to support securitization transactions, for other working capital needs and for general corporate purposes. The Company intends to use an undetermined portion of the net proceeds of this offering to pursue acquisitions of other companies engaged in the origination, funding, servicing and sale of equipment leases. Although the Company has discussed and continues to discuss possible acquisitions with other entities, the Company has reached no agreements or understandings with respect to any material acquisition. In addition, the Company will use $1.5 million to prepay a term loan bearing interest at 13.0% per annum from Sirrom Capital, L.P. that was assumed by the Company in the Global Finance acquisition. The Company will also use approximately $500,000 for computer upgrades, including upgrades for interactive systems. Pending their ultimate application, the net proceeds will be used to reduce temporarily the Company's balances under its Warehouse Credit Line and other credit facilities. As of March 31, 1997, amounts outstanding under the Warehouse Credit Line bore interest at an effective rate of 9.125% per annum and amounts outstanding under the Company's other credit facilities bore interest at effective rates of 9.25% to 13.0% per annum. At March 31, 1997, the amount to be temporarily repaid under the Company's credit facilities would have been $8.4 million.

                                DIVIDEND POLICY

     The Company currently intends to retain future earnings to finance its growth and development and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's revolving credit facilities restrict the payment of cash dividends by the Company under certain circumstances. Payment of any future dividends will depend upon the future earnings and capital requirements of the Company and other factors which the Board of Directors considers appropriate. For information regarding the distribution paid to certain of the members of Granite Financial, LLC at the time of the Initial Public Offering, see "Certain Transactions."

                          PRICE RANGE OF COMMON STOCK

     Since the Initial Public Offering, the Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "GFNL". Prior to the Initial Public Offering, the Common Stock was not listed or quoted on any organized market system. The following table sets forth for the periods indicated the high and low closing sales prices of the Common Stock as reported on the Nasdaq National Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                        FISCAL 1997                            HIGH          LOW
                        -----------                           ------        -----
Second Quarter (from October 25, 1996)......................  $ 9.50        $8.00
Third Quarter...............................................  $12.75        $9.38
Fourth Quarter (through June 13, 1997)......................  $11.00        $8.38

     On June 13, 1997, the last reported sale price of the Common Stock reported on the Nasdaq National Market was as indicated on the cover page of this Prospectus. As of March 31, 1997, there were approximately seven holders of record of the Common Stock and the Company estimates, based upon information provided by brokers, that it has in excess of 400 beneficial owners of its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 and as adjusted to give effect to the sale by the Company of the 2,100,000 shares of Common Stock at an assumed public offering price of $9.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." The table should be read in conjunction with the Company's Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

                                                               AS OF MARCH 31, 1997
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                              (DOLLARS IN THOUSANDS)
DEBT:
  Warehouse Credit Line.....................................  $ 5,686      $    --
  Limited recourse Class A note payable.....................   16,293       16,293
  Notes payable.............................................    4,237           --
                                                              -------      -------
          Total debt........................................  $26,216      $16,293
                                                              -------      -------
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value, 2,000,000 shares
     authorized, none issued................................  $    --      $    --
  Common Stock, $.001 par value, 20,000,000 shares
     authorized; 3,725,000 shares issued and outstanding and
     5,825,000 shares pro forma as adjusted(1)..............   13,754       31,933
  Retained earnings.........................................      992          992
                                                              -------      -------
          Total stockholders' equity........................   14,746       32,925
                                                              -------      -------
          Total capitalization..............................  $40,962      $49,218
                                                              =======      =======

---------------

(1) Does not include: (i) an aggregate of 300,000 shares of Common Stock reserved for issuance upon exercise of warrants issued in connection with the Initial Public Offering and the Underwriters' Warrants; (ii) 420,000 shares of Common Stock reserved for issuance upon exercise of stock options outstanding under the Company's Option Plan, of which options to purchase 290,000 shares were exercisable at May 31, 1997; and (iii) 480,000 shares of Common Stock reserved for issuance upon exercise of stock options available for future grant under the Company's Option Plan. See "Management -- Option Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents certain summary consolidated financial information for the year ended June 30, 1996 and the period February 21, 1995 (inception) to June 30, 1995, which has been derived from the Company's Consolidated Financial Statements audited by Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants, certain of which have been included elsewhere herein. The selected consolidated financial data as of March 31, 1997 and for the nine months ended March 31, 1997 and 1996 have been derived from the unaudited consolidated financial statements of the Company for such periods and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial position and results of operations at and for such periods. The Company's results of operations for the nine months ended March 31, 1997 may not be indicative of its results of operations for the full year.

                                                                                          FEBRUARY 21,
                                                          NINE MONTHS      FISCAL YEAR        1995
                                                        ENDED MARCH 31        ENDED      (INCEPTION) TO
                                                       -----------------    JUNE 30,        JUNE 30,
                                                        1997      1996        1996            1995
                                                       -------   -------   -----------   --------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
  Sales of leases....................................  $50,308   $16,380     $20,638         $1,261
  Income from direct financing leases................    2,918       135       1,224              7
                                                       -------   -------     -------         ------
  Total revenues.....................................   53,226    16,515      21,862          1,268
  Cost of leases sold................................   46,876    15,296      19,297          1,172
  Provision for credit losses........................      443        46          95             28
  Interest expense...................................    1,377        16         551             --
  Securitization expenses and amortization...........      257        --          --             --
                                                       -------   -------     -------         ------
  Total costs........................................   48,953    15,358      19,943          1,200
                                                       -------   -------     -------         ------
  Gross profit.......................................    4,273     1,157       1,919             68
  Other expenses.....................................    1,935       792       1,156            246
  Pro forma income taxes(2)..........................      983       135         282             --
                                                       -------   -------     -------         ------
  Pro forma net income (loss)........................  $ 1,355   $   230     $   481         $ (178)
                                                       =======   =======     =======         ======
  Pro forma earnings (loss) per share................  $   .44   $   .11     $   .24         $ (.09)
OTHER DATA(1):
  Dollar amount of leases funded during period.......  $49,692   $23,110     $35,169         $1,450
  Number of leases funded during period (not in
     thousands)......................................    1,962       920       1,381             64
  Gross Servicing Portfolio(3).......................  $94,444   $30,692     $44,163          1,216
  Number of leases serviced as of period ended (not
     in thousands)...................................    3,305       979       1,443             63
  Delinquencies as a percentage of Gross Servicing
     Portfolio at end of period(4)...................    1.65%      .97%       1.44%             --

                                                                   MARCH 31, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(5)
                                                              -------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 4,775      $13,031
  Direct financing leases...................................   11,194       11,194
  Direct financing leases assigned to lender................   17,341       17,341
  Securitization residual interest..........................    6,107        6,107
  Total assets..............................................   45,495       53,751
  Total liabilities.........................................   30,749       20,826
  Stockholders' equity......................................   14,746       32,925

---------------

(1) Excludes information for Global Finance, which was acquired on March 31, 1997.
(2) Prior to the Initial Public Offering, the Company was a limited liability company and not subject to federal or state corporate income taxes. On the date of the Initial Public Offering, the Company changed its form of organization from a limited liability company to a C Corporation, recorded deferred income taxes totalling approximately $100,000 and began providing for federal and state corporate income taxes from that date. Pro forma data includes adjustments for federal and state income taxes as if the Company had been taxed as a C Corporation at a combined federal and state tax rate of 37.0% for all periods presented. See Note 7 to Consolidated Financial Statements.
(3) The Company's Gross Servicing Portfolio consists of aggregate lease payments for all leases financed by the Company and either held as direct financing leases, or sold to third parties or securitized, as of the end of the indicated periods.
(4) Represents delinquencies of 31 or more days. The Company had no delinquencies over 31 days at June 30, 1995.
(5) Adjusted to reflect the sale of 2,100,000 shares of Common Stock by the Company at the assumed offering price of $9.50 per share and the application of the estimated net proceeds therefrom, including repayments of amounts outstanding under certain credit facilities of which a total of $9.9 million was outstanding at March 31, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACCOUNTING PRACTICES

     Overview. The leases underwritten by the Company are non-cancelable, full-payout leases. As such, the Company's leases cannot be cancelled at the lessee's discretion and all payments (which include interest implicit in the lease) must be made at or before the dates due. The Company's leases meet the accounting criteria for capitalization and are accounted for by the Company as direct financing leases. See "Business -- Risk Management; Lease
Underwriting -- Lease Terms and Conditions." Since its inception, the Company has initially funded all of its direct financing leases with recourse debt under its existing bank and other credit facilities or using its own working capital. The Company typically retains these leases for a period of time. Thereafter, the Company may sell or securitize leases on a non-recourse or limited recourse basis, at which time the Company may relinquish any continuing economic interest in such leases or may retain a contingent interest in the leases. The Company retains servicing rights on all leases it underwrites and is paid servicing fees on a monthly basis. The Company's accounting practices with respect to direct financing leases, securitizations and sales of leases are summarized below.

     The Company's leases are collateralized by the business equipment leased as well as, in many cases, personal guarantees provided by a principal of the lessee. The Company also manages credit risk through diversifying its business customer base, geographic location of lessees and the type of business equipment leased. The Company believes that prepayment and charge-off risks are mitigated by the non-cancelable, full payout structure of its leases which cover equipment used in business operations. The Company has no contractual obligation to discount the total lease payments due and, accordingly, the Company is entitled to the aggregate amount of all lease payments on prepayment. The Company has experienced nominal prepayments to date. The Company also attempts to manage the risk of charge-offs through strict adherence to the Company's underwriting criteria.

     Direct Financing Leases. In accounting for direct financing leases, the Company records the total lease payments, the estimated unguaranteed residual equipment value and the initial direct costs (consisting of commissions and fees paid to lease originators and other origination costs) as the investment in the direct financing lease. The difference between the investment in the direct financing lease and the cost to the Company of the equipment being financed is recorded as unearned income. The unearned income is recognized over the life of the lease using the interest method. On securitization or sale of the lease, the Company's investment in the lease, including initial direct costs, is eliminated and the resulting sales and cost of sales are included in results of operations. Unless the residual value of the leased equipment (the "residual equipment value") is sold in connection with the securitization or sale of the lease, the estimated residual equipment value remains on the Company's balance sheet and is recognized as income from direct financing leases over the life of the lease using the interest method. Any permanent reduction in the estimated residual equipment value is charged to operations in the period it occurs. The Company books a maximum residual value of 10.0% of the original equipment cost of leases (or, in the case of Global Finance, 10.0% of the lease receivable) other than those leases with a $1.00 buy-out. No residual value is booked on leases with a $1.00 buy-out.

     Securitizations. The Company has completed three securitizations which provide for aggregate funding in the amount of approximately $114.2 million. The Company's securitizations consist of a $21.7 million lease-backed note transaction completed in April 1996, a $65.0 million lease-backed certificate transaction completed in November 1996, and a $27.5 million lease-backed certificate transaction completed in March 1997. As of March 31, 1997, the Company had securitized leases under the lease-backed note and certificates in the aggregate amount of $52.4 million. In each securitization, the Company transfers leases to a wholly-owned, bankruptcy remote special purpose subsidiary which in turn simultaneously transfers its interest in the leases to a grantor trust which issues beneficial interests in the leases in the form of debt or equity securities.

     In each securitization, the Company receives advances based on a percentage which is less than the aggregate present value of cash flows from an undifferentiated pool of leases, effectively overcollateralizing the lease-backed notes or certificates. Over the life of the lease pool securitized, the Company is eligible to receive the excess cash flow (the "securitization residual interest") resulting from the difference between the lease payments received, net of defaults, and the payment of (i) principal and interest to investors in lease-backed notes or certificates and (ii) servicing, backup servicing and trustee fees and other securitization expenses. The securitization residual interest may be sold to investors or may be retained by the Company. In each of its securitizations to date, the Company has retained the securitization residual interest. The fair value of the securitization residual interest is based on the Company's estimates using a risk adjusted discounted cash flow approach.

     As the holder of the securitization residual interest, the Company's right to receive this excess cash flow is subject to certain conditions specified in the related agreements designed to provide additional credit enhancement to holders of the lease-backed securities issued in the securitization. The Company estimates the expected levels of cash flows available to the securitization residual interest after taking into consideration estimated charge-offs, recoveries and other factors which may affect the cash flows available to the securitization residual interest. The Company estimates defaults on securitized lease portfolios and has included estimated losses within the assumptions underlying the accounting for the securitization residual interest. See Note 2 to the Consolidated Financial Statements. The Company believes its reserves are adequate and monitors such adequacy by examining current delinquencies, lease portfolio characteristics, economic conditions and trends and management's expectations of future trends. The cash flows ultimately available to the securitization residual interest are largely dependent upon the actual charge-off rates experienced on the leases sold to the trust. The Company holds the securitization residual interest and is typically entitled to receive from 15.0% to 20.0% of the cash flows, net of charge-offs, of the trust. Losses incurred on leases held by the trust are borne solely by the securitization residual interest. As a result, relatively small fluctuations which are in excess of estimated charge-off rates and other factors impacting cash flows of the leases could have a material adverse effect on the Company's ability to realize its recorded basis in the securitization residual interest. In such event, the Company would be required to reduce the carrying amount of the securitization residual interest and record a charge to earnings in the period in which the event occurred or became known to management.

     In each securitization transaction, the Company is entitled to substitute performing leases for non-performing leases, subject to certain limitations. The right of lease substitution is exercised from time to time by the Company in order to prevent non-performing leases from exceeding specified limitations in each securitization transaction. Should those limitations be exceeded, the trustee has the right to accelerate the repayment of the principal outstanding under the lease-backed notes or certificates, which would materially adversely affect the Company's receipt of cash flow from the securitization residual interest. As a result of the Company's exercise of the right of substitution in prior periods, direct financing leases with full recourse to the Company have higher delinquency rates than delinquency rates experienced by non-recourse or limited recourse leases that have been sold to third parties or securitized. See "Risk Factors -- Liquidity and Capital Resources -- Dependence on Securitization Transactions" and "Business -- Servicing and Collections."

     Upon closing a securitization completed through the sale of lease-backed equity securities, such as the Company's November 1996 and March 1997 securitizations, (i) the assigned leases are removed from the Company's consolidated balance sheet, (ii) the investment in the assigned leases is allocated between cost of leases sold and the securitization residual interest on a relative fair value basis on the date of sale, (iii) the resulting sales of leases and cost of leases sold are reflected in the consolidated statement of operations and (iv) the difference between the excess cash flows received from the trust and the securitization residual interest is recognized over the life of the securitized leases using the interest method. Prior to the adoption of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 125"), a securitization completed through the sale of lease-backed debt securities, such as the Company's April 1996 securitization, was accounted for as a collateralized borrowing. As a result, upon closing the April 1996 securitization the Company recorded direct financing leases assigned to lender of $24.8 million (which represents the Company's investment in the assigned leases) and recorded limited recourse Class A Notes payable of $21.7 million (which represents the principal amount of the Class A Notes, as well as the gross securitization proceeds paid to the Company). Gain or loss is not recognized upon the closing of such a securitization. Rather, income is recognized over the term of the assigned leases consistent with the accounting treatment which is applied to direct financing leases. The Company adopted SFAS No. 125 on January 1, 1997. Pursuant to SFAS No. 125, future securitizations completed through the issuance of lease-backed debt securities will generally be accounted for under the method described above for equity securities.

     Sales of Leases. In addition to disposing of leases through securitization transactions, the Company has sold on a non-recourse basis lease portfolios to institutional purchasers including an affiliate. Sales to the affiliate are subject to the affiliate's recourse to the Company with respect to the entirety of any leases under which a first payment default occurs and any shortfall in the aggregate estimated residual equipment value of the leases where there is no firm purchase obligation on the part of the lessee. Sales of leases reflect proceeds received by the Company, net of related selling expenses, and the cost of leases sold reflect the Company's net investment in the related leases. At March 31, 1997, the Company's aggregate residual equipment value guarantees totalled $759,000. See Note 3 to the Consolidated Financial Statements.

     Income Taxes. Granite Financial, LLC, as the predecessor in interest to Granite Financial, Inc., was a limited liability company taxable as a partnership under federal and state income tax laws. As such, Granite Financial, LLC was not subject to income taxes as a separate entity and its income or loss was required to be included in the income tax returns of its members. Upon consummation of the Initial Public Offering, Granite Financial, Inc. became subject to taxation as a C Corporation. Since that time, the Company has applied FAS 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the timing differences between financial statement accounting and tax basis accounting.

RESULTS OF OPERATIONS

  Nine months ended March 31, 1997 compared to nine months ended March 31, 1996

     Revenues. Sales of leases totalled $50.3 million in the nine months ended March 31, 1997, an increase of $33.9 million over sales of leases of $16.4 million in the nine months ended March 31, 1996. The increase in sales of leases is due to the consistent increase in the volume of leases sold by the Company since its inception. Income from direct financing leases totalled $2.9 million in the nine months ended March 31, 1997, or an increase of $2.8 million from $135,000 in the comparable 1996 period. Income from direct financing leases primarily consists of the accretion of income on leases retained by the Company and on the Company's securitization residual interest. Income from direct financing leases also includes servicing fees, which to date have been nominal.

     Expenses. Cost of leases sold totalled $46.9 million in the nine months ended March 31, 1997, an increase of $31.6 million from cost of leases sold of $15.3 million in the nine months ended March 31, 1996. The increase in cost of leases sold is directly related to the increase in sales of leases. Cost of leases sold includes all direct costs of funding the leases and commissions and fees paid to the Company's independent lease originators.

     Provision for credit losses for direct financing leases and direct financing leases assigned to lender was $443,000 in the nine months ended March 31, 1997, an increase of $396,000 from $47,000 in the prior comparable period. Provision for credit losses represented less than 1.0% of total revenues in each period. The increase in the provision reflects the significant increase in the volume of leases held prior to sale. The Company maintains an allowance for credit losses which is established through a charge to earnings in the period in which it is probable a lease asset is impaired and the amount can be reasonably estimated.

     Interest expense was $1.4 million in the nine months ended March 31, 1997, compared to $16,000 in the nine months ended March 31, 1996. The increase in interest expense reflects increased borrowings under the Company's bank and other credit facilities and under the $21.7 million limited recourse note issued in the April 1996 securitization. The increased borrowing levels were required to support growth in the number of leases funded by the Company.

     Salaries and benefits totalled $1.0 million in the nine months ended March 31, 1997, an increase of $604,000 over salaries and benefits of $417,000 in the comparable 1996 period. The increase reflects the addition of staff necessary to support growth in the Company's business as well as certain salary increases for existing personnel. General and administrative expenses were $762,000, an increase of $414,000 from $348,000 in the nine months ended March 31, 1996. General and administrative expenses include operational expenses such as office overhead, accounting, legal and other expenses not directly attributable to personnel. The increase is due to the overall growth in the Company's business. Depreciation and amortization increased to $151,000 in the nine months ended March 31, 1997, an increase of $125,000 from $26,000 in the prior comparable 1996 period. This increase was due to the addition of office and computer equipment necessary to support continued growth in the Company's business.

     Net Income. During the nine months ended March 31, 1997, pro forma net income totalled $1.4 million, compared to pro forma net income of $230,000 in the nine months ended March 31, 1996. As Granite Financial, LLC was not subject to federal and state income taxes, net income represents the difference between gross profit and other expenses. To allow comparisons with C Corporations, pro forma federal and state income taxes have been assumed at statutory rates. Additionally, in October 1996 the Company recorded a one-time charge against earnings of approximately $100,000 for income taxes associated with the Company's restructuring. Based on the foregoing assumptions, the Company would have incurred income taxes of $983,000 in the nine months ended March 31, 1997 and $135,000 in the comparable 1996 period.

  Year ended June 30, 1996

     The Company was formed on February 21, 1995. Accordingly, the following discussion describes operating results for the year ended June 30, 1996, without attempting any comparison to operating results for the period from inception to June 30, 1995, during which time the Company had limited operations.

     Revenues. During the year ended June 30, 1996, sales of leases were $20.6 million, or 94.4% of the total revenues. Revenue is recognized in connection with the sale of leases on the date of sale based upon the present value of the payments to be received under the leases. The Company funded a total of 1,381 leases during the year. Income from direct financing leases was $1.2 million, or 5.6% of total revenues. Income from direct financing leases primarily consists of the accretion of income on the Company's lease portfolio.

     Expenses. During the year ended June 30, 1996, cost of leases sold was $19.3 million, or 88.3% of total revenues. Cost of leases sold includes all direct costs of funding the leases and commissions and fees paid to the Company's independent lease originators. Provision for credit losses was $95,000, or less than 1.0% of total revenues. Interest expense was $551,000, or 2.5% of total revenues. Interest expense included borrowings under the Company's credit lines and under the $21.7 million limited recourse note issued in the April 1996 securitization. Salaries and benefits were $643,000, or 2.9% of total revenues. General and administrative expenses were $472,000, or 2.2% of total revenues, and include operational expenses such as office overhead, accounting, legal and other expenses not directly attributable to personnel. Depreciation and amortization was $41,000, and consisted principally of the depreciation of office and computer equipment.

     Net Income. During the year ended June 30, 1996, net income was $481,000. As Granite Financial, LLC was not subject to federal and state income taxes, net income represents the difference between gross profit and other expenses. To allow comparisons with C Corporations, pro forma federal and state income taxes have been assumed at statutory rates. Based on this assumption, the Company would have incurred income taxes of $282,000.

LIQUIDITY AND CAPITAL RESOURCES

     The Company will require capital to fund increases in its lease portfolio, fund acquisitions of complementary small-ticket equipment finance companies and independent lease originators, support securitizations through retention of securitization residual interests, provide for normal operating expenses and for general working capital purposes. The capital sources available to the Company include cash from operating activities, borrowings under bank and other credit facilities, cash from lease sales, advances in connection with lease securitizations and capital provided by sales of equity securities.

     Net cash used by operating activities was $3.8 million during the nine months ended March 31, 1997 compared to $6.5 million during the nine months ended March 31, 1996. For the nine months ended March 31, 1997, this was primarily the result of a $6.1 million increase in securitization residual interests and a $1.1 million net reduction in direct financing leases available for sale. Net cash provided by investing activities was $4.4 million compared to net cash used in investing activities of $131,000 in the comparable prior period. During the nine months ended March 31, 1997, lease payments received from leases assigned to lender contributed $5.2 million to net cash provided by investing activities. During the nine months ended March 31, 1997, net cash provided by financing activities was $4.2 million compared to $6.2 million in the nine months ended March 31, 1996. Proceeds from bank and other credit facilities provided cash of approximately $3.0 million in the nine months ended March 31, 1997, a decrease of $1.9 million from the nine months ended March 31, 1996. This decrease is due to the Company's success in obtaining other sources of financing, including securitizations, in the 1997 period, whereas the Company was primarily reliant on bank financing in the 1996 period. Principal payments on notes payable used cash of $9.5 million during the nine months ended March 31, 1997. Principal payments included $4.5 million paid on the Class A note issued in the April 1996 securitization and $5.0 million paid on other notes payable.

     Bank and Other Credit Facilities. The Company currently maintains seven credit facilities which permit borrowings in the aggregate amount of approximately $48.5 million. At March 31, 1997, the Company's borrowings under its then existing credit facilities totalled approximately $9.9 million. The following table presents certain information regarding the Company's credit facilities.

                                                                                  AMOUNT
                                                                              OUTSTANDING AT
       LENDER           TYPE OF FACILITY       AMOUNT        INTEREST RATE    MARCH 31, 1997     EXPIRATION
       ------          -------------------     ------       ---------------   --------------   --------------
                                            (IN MILLIONS)                     (IN THOUSANDS)
CoreStates Bank,       Revolving line           $36.0       Bank reference        $3,115       February 1998
  N.A................                                       rate plus 0.63%
Colorado National      Revolving line           $ 2.0       Bank reference        $1,800       January 1998
  Bank, N.A. ........                                       rate plus 0.75%
FBS Business Finance   Term loan                $ 3.0       Treasury bill             --       June 1997(1)
  Corporation........                                       rate plus 3.0%
Norwest Equipment      Revolving line/term      $ 3.0       Treasury bill         $  837       July 1997(1)
  Finance              loan                                 rate plus 3.85%
  Corporation........
LaSalle National       Term loan                $ 2.2       8.72%                 $1,929       May 1999
  Bank(2)............
LaSalle National       Revolving line           $  .8(3)    Bank reference        $  771       May 1997
  Bank(2)............                                       rate plus 1.0%
Sirrom Capital,        Term loan                $ 1.5(4)    13.0%                 $1,500       January 2000
  L.P.(2)............

---------------

(1) Represents the expiration date for funding. The lender will continue to hold leases in its portfolio through expiration or termination dates for the leases financed. Given the Company's access to other credit facilities, the Company may elect not to renew these facilities.

(2) Assumed by the Company on closing of the acquisition of Global Finance.

(3) In May 1997, the lender committed to increase this revolving line to $5.0 million and to extend the term of the facility to November 1, 1998. The commitment provides that the Company may at its election convert amounts outstanding under the revolving line to fully amortizing four-year term loans.

(4) The Company intends to use a portion of the proceeds from this offering to repay the outstanding balance of such loan. See "Use of Proceeds."

     The Warehouse Credit Line with CoreStates Bank and its participating lenders established in February 1997 serves as the Company's principal warehouse credit facility. Under the Warehouse Credit Line, the Company may borrow an amount equal to the lesser of 95.0% of the present value of lease payments discounted at CoreStates' reference rate plus 0.63% per annum or 75.0% of the remaining lease receivables under the leases which form the borrowing base. The Warehouse Credit Line is collateralized by security interests in the leases against which the borrowing applies, as well as a security interest in the underlying equipment and all cash and non-cash proceeds therefrom. The facility provides for recourse borrowings, which obligates the Company to make all required payments regardless of the performance of the pledged leases or availability of other collateral. The Company retains ownership of the equipment during the term of the leases, subject to the lenders' security interest.

     The Company established a $2.0 million unsecured revolving credit line with Colorado National Bank in January 1997. The credit line allows the Company to borrow up to a maximum of $2.0 million for working capital purposes on an unsecured basis. Borrowings may not exceed a borrowing base which is equal to 100.0% of the present value of total payments due under all unencumbered leases owned by the Company, discounted at the lender's reference rate plus 0.75% per annum.

     The recourse credit facilities maintained with FBS Business Finance Corporation and Norwest Equipment Finance, Inc. provide each of these lenders with full recourse against the Company should the collateral prove to be insufficient. Amounts outstanding under these credit facilities are collateralized by the leases assigned to each lender simultaneously with each advance and are similar in other respects to the Warehouse Credit Line. Given the Company's access to other credit facilities, the Company may elect not to renew these facilities.

     The Company also assumed three credit facilities as a result of its acquisition of Global Finance in March 1997. The Global Finance credit facilities consist of a $2.2 million term loan and an $800,000 revolving line, each with LaSalle National Bank, and a $1.5 million term loan with Sirrom Capital, L.P. At March 31, 1997, borrowings by Global Finance under these credit facilities totalled $4.2 million. In May 1997, LaSalle National Bank committed to increase the borrowing limit under the Global Finance revolving line to $5.0 million and to extend the term of the revolving line to November 1, 1998.

     The Company will renew or replace its bank credit facilities consistent with its objectives of obtaining the lowest possible cost of funds and maintaining diverse funding sources.

     Securitizations. The Company has completed three securitizations which provide for aggregate funding in the amount of approximately $114.2 million. As of March 31, 1997, the Company had securitized leases under a lease-backed note and certificates in the aggregate amount of $52.4 million.

     The table below documents the Company's history of lease securitizations by funding.

                        STRUCTURED LEASE SECURITIZATIONS

                       NOTE OR CERTIFICATE
    PERIOD FUNDED         DOLLAR AMOUNT      RATINGS   RATING AGENCY        POOL NAME
    -------------      -------------------   -------   -------------   --------------------
                          (IN MILLIONS)
April 1996...........         $21.7          Aaa/AAA    Moody's/S&P    GF Funding Corp. I
November 1996........         $ 7.2          Aaa/AAA    Moody's/S&P    GF Funding Corp. II
December 1996........         $ 1.9          Aaa/AAA    Moody's/S&P    GF Funding Corp. II
January 1997.........         $ 2.1          Aaa/AAA    Moody's/S&P    GF Funding Corp. II
February 1997........         $ 2.8          Aaa/AAA    Moody's/S&P    GF Funding Corp. II
March 1997...........         $ 1.5          Aaa/AAA    Moody's/S&P    GF Funding Corp. II
March 1997...........         $15.2          Aaa/AAA    Moody's/S&P    GF Funding Corp. III
April 1997...........         $ 2.1          Aaa/AAA    Moody's/S&P    GF Funding Corp. II
April 1997...........         $ 4.2          Aaa/AAA    Moody's/S&P    GF Funding Corp. III

     The Company intends in the future to undertake additional securitization transactions because securitizations generally offer a lower cost of capital than is available through other sources. The Company's ability to complete additional securitizations will depend upon a number of factors, including general conditions in the credit markets, the performance of already outstanding asset-backed securities issued by the Company and other factors, some of which may be beyond the Company's control. Additional asset-backed securitizations will likely be subject to the Company's ability to obtain favorable ratings from rating agencies, to provide credit enhancements such as insurance policies or "overcollateralization" through the securitization residual interest, or to deposit cash or other collateral which may have the effect of increasing the Company's effective cost of capital.

ASSET QUALITY AND STATIC POOL ANALYSIS

     The Company believes that its asset quality is generally a function of strict underwriting criteria and procedures and efficient servicing and collection functions. The Company's underwriting criteria are intended to result in a diverse customer base which does not exhibit dependence on a particular geographic market or industry segment. The Company employs automated servicing and collection methods and a proactive approach to identifying and addressing delinquencies. Because the Company commenced operations in February 1995, there is limited performance data available with respect to the Gross Servicing Portfolio and, consequently, historical delinquency and charge-off statistics are not necessarily indicative of future performance.

     The Company estimates defaults on direct financing leases and securitized leases and establishes reserves for expected losses on leases the Company either owns or has sold on a recourse or limited recourse basis. The Company regularly reviews its reserves and defaults are continuously monitored on a portfolio and individual pool basis. The Company examines factors such as current delinquencies, lease portfolio characteristics, economic conditions and trends, historical default experience and management's expectations of future trends in establishing reserves. The Company's reserve for credit losses on its lease portfolio approximates $2.9 million as of March 31, 1997 ($1.6 million of which is a reserve for credit losses for Global Finance). Included within this reserve is approximately $477,000 in estimated losses which were established in the assumptions underlying the accounting for the securitization residual interest for the securitizations conducted in November 1996 and March 1997. The Company believes its current reserves for credit losses are adequate to provide for expected losses in the existing lease portfolio. See Note 2 to Consolidated Financial Statements.

     Since its inception, the Company has monitored its underwriting and collection performance using "static pool" analysis. Static pool analysis is a statistical monitoring methodology by which each month's lease originations are treated as a unique pool and the performance of this pool is tracked separately. The measure of performance is based on several factors which include delinquencies over 31 days and net charge-offs.

     The following table documents lease delinquencies 31 or more days past due as of March 31, 1997. The table presents the delinquent leases for the quarters presented as a percentage of the remaining lease receivable balance for that pool.

                            STATIC POOL REPORTING(1)
                              31 + DAYS DELINQUENT

                                                            PERCENTAGE OF REMAINING LEASE RECEIVABLE
                        ORIGINAL LEASE    -----------------------------------------------------------------------------
   CALENDAR PERIOD        RECEIVABLE      QTR 1    QTR 2    QTR 3    QTR 4    QTR 5    QTR 6    QTR 7    QTR 8    QTR 9
   ---------------      --------------    -----    -----    -----    -----    -----    -----    -----    -----    -----
                        (IN THOUSANDS)
1995:
  1st Quarter.........     $    31         0.0%     0.0%     0.0%     0.0%     0.0%     0.0%     0.0%     0.0%     0.0%
  2nd Quarter.........       1,748         0.0      0.0      0.0      0.4      0.4      0.3      0.9      2.1
  3rd Quarter.........       6,082         0.0      2.5      2.1      3.5      3.9      5.6      3.0
  4th Quarter.........      10,444         0.0      0.9      2.4      3.0      5.3      3.1
1996:
  1st Quarter.........      15,906         0.0      0.8      2.0      3.3      3.4
  2nd Quarter.........      16,849         0.0      1.2      2.6      3.8
  3rd Quarter.........      15,467         0.0      0.8      2.0
  4th Quarter.........      22,220         0.0      0.4
1997:
  1st Quarter.........      32,361         0.0

---------------

(1) Excludes data for Global Finance. Lease delinquencies are calculated on a monthly basis. Monthly calculations are then averaged to create an average delinquency rate for the period.

     The following table documents net charge-offs for each quarter presented as a percentage of original net investment in leases for that quarter. Negative net charge-off amounts indicate that recoveries exceeded charge-offs during the quarter.

                            STATIC POOL REPORTING(1)
                           NET INVESTMENT CHARGE-OFF

                                     ORIGINAL                          PERCENTAGE OF ORIGINAL INVESTMENT VALUE
                                    INVESTMENT      -----------------------------------------------------------------------------
        CALENDAR PERIOD               VALUE         QTR 1    QTR 2    QTR 3    QTR 4    QTR 5    QTR 6    QTR 7    QTR 8    QTR 9
        ---------------           --------------    -----    -----    -----    -----    -----    -----    -----    -----    -----
                                  (IN THOUSANDS)
1995:
  1st Quarter...................     $    23         0.0%     0.0%     0.0%     0.0%     0.0%     0.0%     0.0%     0.0%     0.0%
  2nd Quarter...................       1,337         0.0      0.0      0.0      0.0      1.0      0.0     (0.4)     0.8
  3rd Quarter...................       4,755         0.0      0.0      0.0      0.0      0.0      0.5      0.6
  4th Quarter...................       8,107         0.0      0.0      0.2      0.2      2.4      0.8

1996:
  1st Quarter...................      12,377         0.0      0.0      0.1      1.0      1.6
  2nd Quarter...................      13,174         0.0      0.0      1.1     (0.1)
  3rd Quarter...................      12,077        (0.1)     0.0      0.6
  4th Quarter...................      17,338         0.0      0.0

1997:
  1st Quarter...................      25,309         0.0

---------------

(1) Excludes data for Global Finance and data related to leases sold to Heartland Bank.

     Sales to Heartland Bank. From June 1995 until completion of the April 1996 securitization, the Company's liquidity was dependent, in substantial part, on sales of leases to Heartland Bank. In June 1995, the Company entered into a Lease Sale Agreement with Heartland Bank to sell leases at a price equal to the remaining cash flows of the leases (including residual equipment value), discounted to present value at an 11.5% per annum rate. From June 1995 to March 1996, Heartland Bank purchased leases with a face amount of approximately $16.0 million from the Company. These lease purchases provided the Company with significant liquidity during this period. In April 1996, the Company repurchased substantially all of the lease portfolio previously sold to Heartland Bank. The repurchase of this lease portfolio was completed in order to facilitate the Company's first securitization. At the time of the repurchase of this lease portfolio, Heartland Bank was an affiliate of the Company by virtue of its ownership of Heartland Leasing Corporation of Missouri, then a member of Granite Financial, LLC. See "Certain Transactions."

     Future Cash Requirements and Capital Commitments. The Company believes that the proceeds of this offering, funds available under existing credit facilities, existing and anticipated securitizations, and cash from operations will be sufficient to meet the Company's capital requirements for at least the next 12 months. If for any reason the Company is unable to sell or securitize leases, or if the Company's available cash otherwise proves insufficient to fund operations (because of future changes in the industry, general economic conditions, unanticipated increases in expenses, or other factors) the Company may be required to seek additional financing. The Company has budgeted $500,000 from the proceeds of this offering to fund capital and other expenses associated with computer system upgrades and implementation of interactive technology to streamline the lease application process. The Company also expects to make capital expenditures and incur other operating expenses in excess of fiscal 1997 levels as the Company's business continues to grow.

     The Company plans to relocate its headquarters during July 1997 to a larger facility in the Denver, Colorado area. The Company is engaged in discussions regarding available facilities which would provide 13,000 to 18,000 square feet of space. As a result, the Company expects to incur occupancy expenses during fiscal 1998 which are approximately $95,000 in excess of fiscal 1997 occupancy expenses.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 is effective for transactions entered into in fiscal years beginning after December 15, 1995. The Company currently accounts for stock-based compensation awards under the provisions of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123, and intends to continue to do so.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The Company adopted SFAS No. 125 effective January 1, 1997.

FORWARD-LOOKING STATEMENTS

     Certain statements made above in this Management's Discussion and Analysis of Financial Condition and Results of Operations section and elsewhere in this Prospectus are forward-looking statements as defined in the Reform Act. Such forward-looking statements involve risks and uncertainties that are based on certain assumptions that may not be realized and that include or relate to the Company's plans or expectations to: (i) capitalize on its operational capabilities and experienced management team, (ii) increase productivity through utilization of advanced technologies and expansion of its business using new interactive technologies, (iii) leverage its access to lower cost funds provided by securitizations and perhaps other sources to increase the gross profit margins of acquired companies, (iv) increase its market share as it executes its consolidation strategy, (v) successfully develop and implement a direct electronic link with its independent lease originators, (vi) successfully implement an interactive Web site and Internet marketing strategies, (vii) implement additional marketing programs, (viii) complete future securitization transactions or lease sales, (ix) maintain delinquency and net charge-off rates within acceptable and estimated ranges, (x) identify, acquire and assimilate complementary equipment leasing companies and independent lease originators,
(xi) develop additional specialty lease and vendor direct programs in the future and (xii) commence e-commerce transactions among the Company, equipment vendors and lessees. Actual results and outcomes may differ materially from those discussed or anticipated. Factors that might cause such differences include, but are not limited to, risks and uncertainties associated with management of the Company's growth, the Company's success in concluding acquisitions of competitors and independent lease originators, the Company's dependence on its independent lease originators, implementation and success of the Company's planned interactive Web site and direct electronic link with its independent lease originators, the Company's ability to retain key management personnel, continued access by the Company to the securitization market and other lower cost sources of capital, and any material adverse changes in the Company's operations or business. For a more detailed discussion of these factors and other risk factors to which the Company is subject, see "Risk Factors."

                                    BUSINESS

GENERAL

     The Company is a finance company specializing in originating, funding, acquiring, selling, securitizing and servicing non-cancelable, full-payout equipment leases for a broad range of businesses located throughout the United States. The Company's operations are primarily in the small-ticket segment of the equipment leasing market, which encompasses leases of equipment with original purchase prices of $100,000 or less. The average purchase price of equipment leased by the Company's lessees is approximately $30,000 per lease. Leases are originated through a network of approximately 50 independent lease originators selected by the Company's experienced management team. The Company is committed to providing the highest level of service to its lease originators and is investing in advanced technology which will allow the Company to electronically link each originator with the Company's systems and resources. The Company also develops specialty lease finance programs in conjunction with its lease originators that are designed to meet the particular financing requirements of the business customer. Through providing superior customer service and streamlining the lease application and funding process, the Company seeks to position itself as a strategic partner with its lease originators.

     The Company is currently implementing a consolidation strategy in the small-ticket segment of the equipment leasing market. The Company believes a favorable environment exists for acquisitions in this segment of the equipment leasing market because of the highly fragmented nature of the industry, the inability of a significant number of small equipment lease finance companies to obtain more favorable financing rates available through the asset-backed securities markets and the increased cost of new technologies that generally cannot be afforded by smaller participants in the market. The Company's consolidation strategy encompasses the purchase of other companies active in the small-ticket segment of the equipment leasing market as well as independent lease originators that may or may not currently conduct business with the Company. Consistent with this consolidation strategy, the Company concluded the acquisition of Global Finance in March 1997. Founded in 1989, Global Finance specializes in providing equipment lease financing for point-of-sale equipment which costs less than $2,000 per lease. The Company's consolidation strategy is designed to expand its existing business and take advantage of its core competencies including, among other things, its highly developed customer service program, use of sophisticated technology to achieve efficiencies in the application, underwriting and collection processes, development of close working relationships with lease originators, knowledge of the equipment leasing market and experienced management team.

HISTORY

     The Company's predecessor, Granite Financial, LLC, was organized in February 1995 by William W. Wehner and James E. Lewis to enter into the small-ticket leasing market to capitalize on Mr. Wehner's extensive experience within the equipment leasing industry. The period from February 21, 1995 (Granite Financial, LLC's inception) through June 1995 was devoted to start-up of lease funding operations. In June 1995, Granite Financial, LLC entered into a lease sale agreement with Heartland Bank and a letter of intent pursuant to which Heartland Bank committed to purchase an ownership interest in Granite Financial, LLC, subject to the satisfaction of certain conditions. Granite Financial, LLC then began generating significant volumes of leases which were purchased primarily by Heartland Bank from time to time through March 1996. In January 1996, Heartland Leasing Corporation of Missouri, a wholly-owned subsidiary of Heartland Bank, purchased a 45.0% interest in Granite Financial, LLC pursuant to the letter of intent. In April 1996, the Company repurchased approximately $16.0 million in leases previously sold to Heartland Bank and entered into its first securitization transaction under which a special purpose subsidiary, GF Funding Corp. I, issued approximately $21.7 million of lease-backed notes to an institutional investor. The notes were insured by a financial guaranty issued by MBIA Insurance Corporation and were rated AAA by Standard & Poor's Ratings Group and Aaa by Moody's Investors Service. In October 1996, the Company completed the Initial Public Offering at which time the Company exchanged 2,000,000 shares of its Common Stock for all of the outstanding membership interests of Granite Financial, LLC. At that time, the Company succeeded to servicing and all other activities formerly undertaken by Granite Financial, LLC. In each of November 1996 and March 1997, the Company completed additional securitization transactions pursuant to which two special purpose subsidiaries, GF Funding Corp. II and GF Funding Corp. III, respectively, issued lease-backed securities aggregating $92.5 million in principal amount to third-party institutional investors. The securities issued in these securitizations were also insured by a financial guaranty issued by MBIA Insurance Corporation and were rated AAA by Standard & Poor's Ratings Group and Aaa by Moody's Investors Service. In March 1997 the Company also began to implement its consolidation strategy through the closing of the acquisition of Global Finance, which finances small-ticket leases for point-of-sale equipment.

INDUSTRY OVERVIEW

     According to the Equipment Leasing Association and the International Trade Administration, business investment in equipment exceeded $563.1 billion in 1996, an increase of approximately $267.0 billion from comparable 1986 data. Equipment leasing accounted for approximately $168.9 billion of 1996 business investment in equipment compared to $85.0 billion in 1986. Business investment in equipment under lease is expected to account for over $176.2 billion of 1997 business investment in equipment, according to the same sources. Although the Company is not aware of published industry statistics that specifically address equipment leases with an original equipment cost of $100,000 or less, the Company estimates that the market for equipment priced in this range constitutes between approximately 25.0% and 30.0% of equipment acquisitions under lease.

     The following table shows the growth in total equipment acquisitions in billions of dollars and the growth in equipment placed under lease from 1986 to 1996 and as projected for 1997.

                                                           Business
         Measurement Period               Equipment      Investment in
        (Fiscal Year Covered)             Leasing(2)      Equipment(2)
                1986                         $85.0            $296.2
                1987                          98.0             311.2
                1988                         112.7             348.4
                1989                         125.4             365.7
                1990                         124.3             388.3
                1991                         120.2             375.5
                1992                         121.7             376.2
                1993                         130.5             443.9
                1994                         140.2             487.0
                1995                         151.4             538.8
                1996                         168.9             563.1
                1997E                        176.2             570.1

 Source: U.S. Department of Commerce, Economics and Statistics Administration,
   Bureau of Economic Analysis, and Equipment Leasing Association of America.
---------------

(1) Data for 1997 is estimated by the International Trade Administration and the Equipment Leasing Association.

(2) Amounts stated in billions of dollars.

     The small-ticket equipment leasing market served by the Company is a highly diversified market, with demand for lease financing coming from a variety of small and mid-size businesses across the United States. This market has experienced growth in recent years because of several factors, including (i) the decline in prices of computers and computer peripherals and corresponding increases in demand for this equipment; (ii) the adoption of accounting pronouncements concerning the consolidation of earnings of manufacturers and captive finance company subsidiaries that caused a number of manufacturers to eliminate their captive finance companies, resulting in an increased demand for independent financing such as that provided by the Company; (iii) the consolidation of the banking industry, which has reduced the number of small community banks that traditionally provided equipment financing for small to mid-size businesses; (iv) stricter lending requirements of commercial banks; and
(v) the reduction in cost of funds for independent finance companies such as the Company which have been able to access the asset-backed securities market and other sources of lower cost capital. The small-ticket equipment leasing market is highly fragmented, with no company believed to account for in excess of a 2.0% market share. As a result of efficiencies made possible by advances in technology and access to the asset-backed securities markets, the Company believes that the larger, better capitalized participants in the small-ticket equipment leasing market will have opportunities to consolidate a portion of the market. The Company believes that this consolidation will be driven by the highly fragmented nature of the small-ticket leasing market segment; the need for reductions in the cost of funds to remain competitive, which will require market participants to access capital through securitizations or other low cost sources of funds; the need for productivity gains and reductions in overhead as a percentage of revenues by increasing the size of lease portfolios; and the increased cost of new technologies that will not be affordable to smaller market participants.

BUSINESS STRATEGY

     The Company's objective is to become a leading provider of equipment lease financing in the small-ticket equipment leasing market. The principal components of the Company's strategy for achieving this objective are to:

     - Increase Market Share Through Acquisitions. As a result of management's experience in the equipment leasing industry, the Company is familiar with a number of competitors and independent lease originators active in the highly fragmented small-ticket equipment leasing market. The Company has and will continue to discuss acquisitions with a number of candidates that will complement the Company's existing operations, allow the Company to enter new target industry segments and increase operating efficiencies. The Company's acquisition strategy is designed to:

         S Facilitate Entry into New Market Segments. As a result of its acquisition of Global Finance, the Company is now engaged in providing equipment lease financing for point-of-sale equipment which costs $2,000 or less per lease. The Company recently entered into a memorandum of understanding relating to a second proposed acquisition. The Company intends to consummate other acquisitions in order to enter complementary market segments such as municipal leasing, early stage business leasing and vendor-affiliated programs.

         S Increase Lease Fundings. The Company intends to acquire competitors and independent lease originators who may or may not currently conduct business with the Company for the purpose of increasing lease fundings. Acquisitions of competitors and independent lease originators will expand the channels through which the Company generates lease fundings, will result in the Company capturing all lease funding opportunities from acquired lease originators and thereby increase the Company's market share.

         S Capitalize on Sophisticated Technology. Expansion of the Company's business through acquisitions is expected to facilitate the Company's continued use and implementation of sophisticated technologies. As the Company grows by acquisition, the Company will continue to integrate its computer system that is widely used by leaders in the equipment leasing industry and customized off-the-shelf software products to control costs and increase operating efficiencies of acquired entities.

         o Promote Marketing Focus of Acquired Company Management. The Company intends to target acquisitions of competitors and independent lease originators that will focus primarily on expanding their businesses through new and expanded marketing initiatives by relieving them of much of their administrative and operating responsibilities and allowing them to rely on the Company's funding capabilities, operating systems and advanced technologies.

     - Expand Existing Business. The Company will seek to expand its existing business through a variety of means, including implementing new marketing initiatives and establishing strategic alliances with select equipment vendors. The Company is currently developing an interactive Web site and Internet marketing capabilities that are expected to increase the Company's volume of lease applications and allow the Company in the future to engage in e-commerce transactions with equipment vendors and lessees.

     - Support Lease Originators. The Company will maintain and enhance its strong relationships with its approximately 50 select independent lease originators through continuing superior customer service, developing additional specialty leasing programs and implementing new interactive technologies designed to maximize efficiencies in the lease application, underwriting, approval, servicing and collection functions. The Company currently supports its independent lease originators with approximately 35 specialty lease programs developed to meet certain needs which have been identified by lease originators. The development of a direct electronic link between the Company and its independent lease originators, which is expected to be on-line in calendar 1997, is expected by the Company to further strengthen the relationship between the Company and its network of independent lease originators.

     - Reduce and Control Cost of Capital. The Company will seek to reduce and control its cost of capital by conducting additional securitization transactions and through the establishment and maintenance of relationships with a diverse group of funding sources. To date the Company has established three securitizations which provide for aggregate funding in the amount of approximately $114.2 million and bank and other credit facilities which permit approximately $48.5 million in borrowings.

     - Leverage Advanced Technology. The Company will continue to utilize sophisticated data processing systems and stringent internal controls to monitor and maintain the application of consistent underwriting criteria throughout the credit approval process. The Company currently utilizes a credit scoring software program and a management information system that are well-known in the leasing industry. The Company's proposed direct link with its independent lease originators and its proposed interactive Web site and Internet marketing strategies will further automate the lease application process and expand the Company's use of leading technologies.

SALES AND MARKETING

     The Company's marketing strategy is to increase its volume of lease financing by diversifying and expanding its lease origination channels. The Company intends to implement this strategy by (i) maintaining, selectively expanding and supporting its high quality network of independent lease originators, (ii) developing specialty programs in conjunction with its lease originators for specific vendor or customer groups, including franchisees, (iii) developing direct links with independent lease originators in order to further automate transactions between the Company and its lease originators and (iv) developing Internet capabilities that are expected to increase the flow of potential lease transactions and permit e-commerce transactions among the Company, equipment vendors and lessees.

     The Company has three marketing employees who are responsible for implementing marketing strategies, coordinating marketing activities with the Company's independent lease originators and supervising customer service. To establish and maintain the Company's profile in the equipment leasing industry, the Company's marketing employees attend major equipment leasing conventions and trade shows held each year and several officers of the Company are active in the Equipment Leasing Association and the United Association of Equipment Lessors, well-recognized trade associations.

     Lease Originators. As of June 1997, the Company maintained a network of approximately 50 select independent lease originators through which it markets lease transactions. The Company developed its network of independent lease originators as a result of the industry knowledge and experience of William W. Wehner, Mark H. Speros and Kelly G. Long. While the Company is familiar with a number of lease finance companies that have established large groups of sales representatives or brokers with varying experience levels, the Company has intentionally limited its network of lease originators to a small, highly focused group of lease originators with extensive industry experience. Each lease originator has had a prior relationship with senior management of the Company within the equipment leasing industry and has in management's opinion shown an ability to generate significant volumes of leases with a credit quality that is consistent with the Company's stringent credit policies.

     The Company's lease originators range from relatively small businesses which account for a limited number of the Company's monthly lease transactions to relatively large businesses which originate leases financed by the Company and other fundings sources in an amount estimated by the Company to be in excess of $50.0 million per year. Lease transactions generated by the Company's largest single independent lease originator accounted for approximately 18.0% and 16.0% of the gross dollar amount of leases funded by the Company during fiscal 1996 and the nine months ended March 31, 1997, respectively. The next four largest independent lease originators accounted for between 5.0% and 10.0% of the gross dollar amount of leases funded by the Company during the nine months ended March 31, 1997. Two lease originators each accounted for between 5.0% and 10.0% of the gross dollar amount of leases funded by the Company during fiscal 1996.

     The Company maintains agreements with each of its lease originators that define each party's obligations, but which are terminable by either party on 30 days' written notice. The lease originators are compensated by the Company on a commission basis. Because each of the lease originators is an independent contractor, the Company cannot require its lease originators to direct lease funding opportunities to the Company. The Company believes that a number of its lease originators conduct business with other lease finance companies. However, management believes that the Company's support of independent lease originators, such as through direct personal communications, the development of specialty lease programs, the use of leading edge technologies and a responsive, predictable underwriting process will provide the Company with a strong relationship with its lease originators and a basis upon which the Company can expand the volume of lease transactions submitted by existing originators. The Company has and will continue to focus on the development of value-added services for its lease originators in order to enhance the Company's positioning as a strategic partner with its originators.

     Specialty Lease Programs. In conjunction with certain of the Company's lease originators, the Company has developed specialty lease finance programs to address the needs of specific lessees or businesses, particularly franchisees. As of March 31, 1997, the Company had approximately 35 specialty programs in place, each of which has unique attributes but all of which are based upon the Company's standard lease form. Each of these programs has been developed as a result of the Company or one of its lease originators identifying the need for a specialty lease finance product not otherwise offered by the Company. The principal difference between the Company's typical lease transactions and its specialty leases is the period of time in which the lessee is required to have been engaged in business. The Company's standard underwriting criteria typically require that the lessee be engaged in its business for two years, while specialty programs are available for start-up businesses. In consideration for providing lease financing to a start-up business, certain lease terms are adjusted to reflect the Company's increased risk. Underwriting procedures are in other respects identical to those employed in the Company's other lease transactions. The terms of each specialty lease program must be approved by William W. Wehner and Mark H. Speros.

     As an example, specialty programs have been developed to provide financing for franchisees in national franchise organizations, which often have significant equipment financing needs. Despite being a start-up business, the new franchisee may represent a creditworthy lessee given the capital investment required to establish the franchise, the franchisor's review of the franchisee prior to granting a franchise, and operational and marketing support provided to the franchisee by its franchisor. Each of the Company's specialty lease programs is exclusive, and obligates the lease originator to source all of their customer's lease financing requirements from the Company, and obligates the Company to do business exclusively with the lease originator with respect to his or her specialty program. The specialty program developed for franchisees of Domino's Pizza illustrates the type of program offered by the Company to its originators. This program provides the franchisee with a specially tailored lease to finance the purchase of computer and cash register systems that are standardized throughout the Domino's Pizza franchise system. The Company anticipates that it will continue to develop specialty lease finance programs to meet the needs of its lease originators and their customers, which management believes will further strengthen the Company's relationship with its lease originators.

     The Company believes that, through its network of independent lease originators, it can introduce new lease finance products which are complementary to those now offered by the Company. In particular, the Company believes that small-ticket leases to municipalities, leases for start-up and early-stage businesses and leases designed for franchise systems and chain businesses offer significant areas in which the Company can expand its business. The Company believes that a number of its lease originators now offer lease financing in these market segments and that, by virtue of the Company's relationship with its lease originators, the Company can be successful in expanding its volume of lease financings in these market segments.

     Vendor Direct Programs. The Company recently hired an in-house marketing representative who will oversee the development of vendor direct programs. The Company anticipates that the vendor direct programs will be focused on establishing formal and informal relationships with equipment vendors whereby the Company will become the financing source recommended by the vendor to its equipment purchasers. The Company intends to promote its utilization as the source of equipment lease financing and thereby increase the vendor's equipment sales and its own lease fundings by offering convenient, competitive and timely financing for equipment sales. The Company may also design vendor direct programs in a manner similar to its specialty lease programs, under which the Company will provide customized lease finance arrangements to respond to the needs of a particular vendor and its equipment purchasers. The Company also intends to pursue business-to-business lease transactions through its e-commerce technologies now under development.

     New Technologies. The Company is committed to implementing leading edge technologies which can be used in the equipment leasing industry to streamline and automate the lease application and approval process. The Company has determined that, with certain exceptions, the most efficient means of achieving this goal is by customizing off-the-shelf software applications and hardware that can be tailored to the Company's operating requirements for a relatively small additional investment. The Company believes that such off-the-shelf products can be scaled to various lease funding volumes, are generally more stable and less costly than products the Company might develop or have developed solely for its use, and are easier to integrate with other commercially available products. The Company generally avoids custom software programming so as to limit costs of adapting new technology where possible. The Company believes that by selecting and integrating superior customizable off-the-shelf software applications, including periodic upgrades made available by software developers at a relatively low cost, the Company will efficiently maintain its competitive position and enhance the services it offers to its independent lease originators. Examples of its commitment in this area include the Company's use of a computer system developed by Decision Systems, Inc. ("DSI"), credit scoring software licensed to the Company by Fair, Isaac and Company, Inc. ("Fair Isaac") and lease processing software licensed to the Company by BrokerWare, Inc. ("BrokerWare"). While other large leasing companies use sophisticated management information systems and credit scoring programs, the Company believes that the cost of such technologies makes their use less common among smaller equipment leasing concerns.

     The Company is currently developing an interactive Web site and related systems and protocols which will allow the Company to complete lease transactions through a direct, on-line system with independent lease originators. The Company has developed and is currently testing the on-line system to be established with independent lease originators. The on-line system will allow lease originators to electronically transmit lease applications to the computer system located in the Company's headquarters. The Company's computer system will then cause the application to be electronically scored using the Fair Isaac credit scoring program. With respect to applications approved for funding, the Company's system would prepare and electronically transmit lease documents which would be downloaded and printed by the originator and available for execution. The Company anticipates that the on-line system will be fully operational in calendar year 1997.

     In addition, the Company's interactive Web site and Internet marketing program are currently under development. The Company's Internet presence will be designed to create a new channel of potential lease financing transactions and to accommodate e-commerce transactions. The Company anticipates that it will establish an icon which will appear on the Web site of various equipment manufacturers and vendors. Viewers of the manufacturers' and vendors' sites will be able to click on the Company's icon and connect directly to the Company's Web site. The Company's Web site will contain information concerning equipment lease financing available through the Company and will allow potential lessees to submit lease applications directly to the Company entirely over the Internet. The Company has retained certain software development and Internet consulting firms to develop the Company's proposed Internet system. The Company does not expect that its Internet system will be fully operational until at least calendar year 1998.

RISK MANAGEMENT; LEASE UNDERWRITING

     The Company strives to maintain diversity in its business customer base, geographic location of lessees and type of equipment under lease as part of its risk management program and in order to meet or exceed standards required for securitization transactions. The Company also seeks to maintain consistently high asset quality through its reliance on a network of independent lease originators that are carefully selected and extensively supported by the Company, application of stringent underwriting criteria that are consistently applied and maintenance of highly focused servicing and collection functions. The Company believes that development of its operational resources, management and marketing team, and lease processing and funding capabilities have positioned the Company to increase its market share as it executes its consolidation and internal growth strategies. The Company applies strict underwriting criteria and procedures, a computerized credit scoring system and independent credit investigations, all of which are designed to target creditworthy lessees rather than "sub-prime" or "credit impaired" lessees. The Company has also made significant investments in management information systems and other technologies in order to automate and improve the performance of the Company's servicing and collection functions.

     Equipment and Industry Diversity. The following table sets forth certain information with respect to the equipment types and industries which have been served by the Company's equipment financing for the period from February 21, 1995 (inception) through March 31, 1997:

                        Types of Equipment Funded Chart
---------------

(1) Excludes leases funded by Global Finance.

     The remaining leases underwritten by the Company and not reflected in the foregoing table are divided among medical/dental, printing/typesetting, engineering and scientific, refuse equipment, automotive and other licensed equipment, and miscellaneous equipment. Leases underwritten in these categories accounted for approximately $14.8 million in leases funded, or 17.1% of the Company's lease fundings during the period from February 21, 1995 (inception) through March 31, 1997.

     Geographic Diversity. The following table sets forth certain information with respect to the geographic distribution of leases funded by the Company from February 21, 1995 (inception) through March 31, 1997:

                                                                    PERCENTAGE OF
                   STATE                     LEASES FUNDED(1)    TOTAL LEASES FUNDED
                   -----                     ----------------    -------------------
                                              (IN THOUSANDS)
California.................................      $20,353                 23.6%
Texas......................................        6,556                  7.6
Florida....................................        6,475                  7.5
New York...................................        5,492                  6.4
Colorado...................................        3,547                  4.1
Illinois...................................        3,321                  3.8
Pennsylvania...............................        3,314                  3.8
Massachusetts..............................        3,024                  3.5
New Jersey.................................        2,894                  3.3
Georgia....................................        2,709                  3.1
Ohio.......................................        2,444                  2.8
Washington.................................        2,396                  2.8
Arizona....................................        2,117                  2.5
Maryland...................................        1,713                  2.0
North Carolina.............................        1,640                  1.9
All other states(2)........................       18,405                 21.3
                                                 -------               ------
  Total....................................      $86,400                100.0%
                                                 =======               ======

---------------

(1) Based on cost of leased equipment. Excludes leases funded by Global Finance.

(2) Of the remaining 34 states in which the Company has conducted business, none of such states individually accounts for in excess of 1.8% of the total leases funded since inception.

     Lease Terms and Conditions. The Company uses a standard, non-cancelable, full-payout lease, the terms and conditions of which may vary slightly from transaction to transaction. The Company's leases are structured so as to be profitable regardless of the disposition of the leased equipment or the recovery of any residual equipment value upon the expiration of the lease term. Excluding Global Finance, approximately one-half of the leases underwritten by the Company provide that the lessee may purchase the equipment for $1.00 at the expiration of the lease, with the remainder of the leases calling for either a mandatory 10.0% firm price buy-out or an optional fair market value buy-out. The Company books a maximum residual value of 10.0% of the original equipment cost of leases other than those leases with a $1.00 buy-out. No residual value is booked on leases with a $1.00 buy-out.

     The leases covering point-of-sale equipment funded by Global Finance generally provide for a maximum residual value of 10.0% of the lease receivable. In certain cases, the residual value may be equivalent to 10.0% of the original equipment cost. Leases funded by Global Finance generally have a term of 48 months and provide that, at the conclusion of the lease, the lessee may continue to utilize the leased equipment by paying a monthly rental substantially identical to the monthly payment required under the lease. The Company believes that leases funded by Global Finance generally carry higher credit risk and, therefore, the Company establishes higher reserves for credit losses as a percentage of lease receivables for leases funded by Global Finance than those funded by Granite Financial, Inc. Leases funded by Global Finance also carry somewhat higher implicit lease rates than those funded by Granite Financial, Inc.

     Substantially all of the Company's leases provide that lessees are obligated to (i) remit all amounts due, regardless of the performance of the equipment, (ii) operate the equipment in a careful and proper manner and in compliance with applicable government rules and regulations, (iii) maintain and service the equipment, (iv) insure the equipment against casualty losses, public liability, bodily injury and property damage, and require that the Company be named as an additional insured and as a loss payee under each insurance policy, and (v) pay directly, or reimburse the Company, for any taxes associated with the equipment, its use, possession or lease, except those relating to net income derived by the Company under the lease. The Company's equipment leases provide that in the event of a default by a lessee, the Company may declare the entire unpaid balance of rentals due and payable immediately, and may repossess the equipment for subsequent sale, re-lease or other disposition.

     Credit and Administrative Procedures. Based upon management's experience in the equipment leasing industry, the Company has developed credit underwriting policies and procedures that have been effective in the selection of creditworthy equipment lessees. The Company's credit underwriting procedures are based upon the use of, among other things, standardized lease application documents, a computerized credit scoring system, credit investigations, and in certain transactions, the tax returns, financial statements and other relevant credit documentation concerning the lessee.

     The underwriting process begins with the submission of a lease application by the lease originator, generally by facsimile or electronic transmission, at which time the Company conducts its own independent credit investigation through recognized commercial credit reporting agencies such as Dun & Bradstreet, Equifax Inc. and Experian Information Solutions, Inc. (formerly TRW, Inc.). The lease application is then processed and scored by a software program licensed to the Company by Fair Isaac. The Fair Isaac program assigns a credit score to each application based upon its evaluation of a broad range of factors. As a result of its extensive experience with the Fair Isaac program, the Company is able to identify applications under which the creditworthiness of the lessee is so strong (or alternatively, so weak) that the independent lease originator can be promptly notified of initial approval or rejection. More extensive analysis is performed by the Company's underwriters on lease applications receiving scores within a certain range. Regardless of credit score, the Company's underwriters perform the same extensive review and verification procedures on all approved leases.

     The time required for an underwriting decision varies according to the strength of the lease application and the nature, size and complexity of the transaction. Once a determination to fund a lease has been made, the Company generates a standardized lease agreement and other documents. When the equipment is shipped and installed, the vendor invoices the Company and the Company verifies that the lessee has received and accepted the equipment before paying the vendor's invoice. Because vendor relationships are an important part of the Company's operations, the Company attempts to assure that vendors receive timely payments once lessee acceptance of the equipment is received. In general, the Company makes payments to vendors within 24 hours of receipt of lessee acceptance. Upon the lessee authorizing payment to the vendor, the executed lease is forwarded to the Company's funding and documentation department for funding, transaction accounting, audit and billing procedures. The Company requires receipt of an executed lease agreement and all related documentation before funding. The Company's internal underwriters review all applications, leases and associated documentation for accuracy and compliance with Company policies. The Indenture trustee in each of the Company's securitizations has conducted independent audits of leases submitted for funding, and has the right to conduct additional audits in the future. The Company believes that such audits have found a high degree of compliance with the Company's underwriting criteria and procedures.

     Each funded lease is then entered by the Company on the DSI computer system. The DSI system is well-known in the leasing industry and is capable of performing a wide range of monitoring and reporting functions concerning all leases within the Company's servicing portfolio. The DSI system is scalable to various portfolio sizes and, to the Company's knowledge, is currently used by a number of the Company's largest competitors in the small-ticket equipment leasing market. Reports and other data available through the DSI system are used by the Company to analyze or track a wide range of variables. For example, the DSI system is used to analyze various credit and demographic characteristics in order to refine the Company's credit underwriting procedures, monitor payments under all leases, and generate management and accounting reports. The vendor payment process is also automated through the DSI system.

SERVICING AND COLLECTIONS

     The Company services all leases that have been originated or purchased by the Company. The Company's servicing activities, with respect to both leases retained by the Company or leases securitized or sold to third parties, consist of collecting, accounting for and posting of all payments received; responding to lessee inquiries; taking all necessary action to maintain the security interest granted in the leased equipment; investigating delinquencies and taking appropriate action; communicating with the lessee to obtain timely payments; repossessing and reselling the collateral when necessary; and generally monitoring each lease. The Company's existing servicing agreements provide that the Company will bear all costs and expenses incurred in connection with servicing activities in exchange for a fixed monthly fee assessed on each lease. Monthly servicing fees range from $6.00 to $12.00 on each securitized lease and are $5.00 on each lease sold to Heartland Bank. The servicing agreements require the Company to deliver monthly reports to the securitization trustee or holder of the lease reflecting all payment and collection activity with respect to the leases and reconciliation of changes in the outstanding balance owed under the leases. The Company's bank and other credit facilities do not place servicing requirements upon the Company other than to require that the Company service leases pledged as collateral to the respective bank or financial institution. The sale of leases to certain institutional lease purchasers could require the Company to relinquish the related servicing rights as well. The servicing agreements which relate to the Company's securitizations stipulate that Norwest Bank Minnesota, N.A. ("Norwest Minnesota") will serve as back-up servicer in the event the Company is terminated as servicer. The Company may be terminated as servicer by MBIA Insurance Corporation only upon the occurrence of certain events of default in the Company's obligations as servicer or upon other covenant violations by the Company.

     The Company believes that its ability to monitor performance and collect payments owed by lessees is primarily a function of its collection and support systems. Certain members of the Company's management team and support staff have extensive experience in lease servicing and collections. The Company seeks to identify payment difficulties as early as possible and the Company's collection staff works closely with lessees to address these difficulties. To this end, the Company utilizes pro-active collection procedures, which include speaking by telephone to each lessee at the outset of each lease in order to review the payment schedule and other material terms of each new lease and to confirm the lessee's receipt and approval of the leased equipment; attempting to repossess leased equipment immediately following first payment defaults; communicating with independent lease originators concerning delinquency trends; and employing a customer service approach to assist the lessee in meeting its obligations, which includes attempting to identify the underlying causes of delinquency and quickly cure them whenever possible.

     Delinquencies. The Company estimates that as of March 31, 1997, approximately 8.6% of the leases in its Gross Servicing Portfolio were financed on a recourse basis to the Company and the remaining 91.4% had been sold or securitized on a non-recourse or limited recourse basis. In management's opinion, the low delinquency rates of the Company's Gross Servicing Portfolio reflects the consistent application of strict underwriting criteria, the diversity in the Company's Gross Servicing Portfolio and the limited time period that the vast majority of the Company's leases have been outstanding. As the size and age of the Company's lease portfolio increases, the Company expects to experience higher delinquency rates in the normal course of business. At March 31, 1997, the Company's portfolio of direct financing leases had 17 delinquent leases over 31 days. The table below sets forth certain information concerning direct financing leases held by the Company at March 31, 1997.

                    DIRECT FINANCING LEASE DELINQUENCIES(1)

                                                                  AT MARCH 31, 1997
                                                              -------------------------
                        LEASE STATUS                             DOLLARS        PERCENT
                        ------------                          --------------    -------
                                                              (IN THOUSANDS)
Current.....................................................      $7,244          89.1%
1-30 days past due..........................................          87           1.1
31-60 days past due.........................................         251           3.1
61-90 days past due.........................................         286           3.5
Over 90 days past due.......................................         258           3.2
                                                                  ------         -----
          Total.............................................      $8,126         100.0%
                                                                  ======         =====

---------------

(1) Excludes data for Global Finance. Data is presented using aged lease receivables at March 31, 1997.

     A majority of the leases funded by the Company have been sold to third parties or securitized. However, to date the Company has retained the right to service all leases that it has underwritten, including those that have been sold or securitized. The following table sets forth certain information concerning such leases at March 31, 1997.

             LEASE DELINQUENCIES FOR LEASES SOLD OR SECURITIZED(1)

                                                                  AT MARCH 31, 1997
                                                              -------------------------
                        LEASE STATUS                             DOLLARS        PERCENT
                        ------------                          --------------    -------
                                                              (IN THOUSANDS)
Current.....................................................     $83,072          96.3%
1-30 days past due..........................................       2,476           2.9
31-60 days past due.........................................         525           0.6
61-90 days past due.........................................          83            --
Over 90 days past due.......................................         162           0.2
                                                                 -------         -----
          Total.............................................     $86,318         100.0%
                                                                 =======         =====

---------------

(1) Excludes data for Global Finance. Data is presented using aged lease receivables at March 31, 1997.

     As illustrated in the foregoing tables, the lease delinquency rates for leases sold or securitized are less than the delinquency rates for direct financing leases. This difference is primarily attributable to the Company's exercise of its right to substitute performing leases for non-performing leases previously securitized, at which time the non-performing lease is reflected in the direct financing lease delinquency statistics. The Company exercises its right of lease substitution from time to time in order to limit the risk of acceleration of the repayment of principal under outstanding certificates or notes. Each securitization facility permits such acceleration if delinquency or net charge-off rates exceed specified amounts. Acceleration of principal repayments would have a material adverse effect on the Company's financial condition inasmuch as available cash flows from the securitization residual interest would be diverted to the investor upon acceleration until such time as all principal has been repaid. See "Risk Factors -- Liquidity and Capital Resources."

     Reserves for Credit Losses. The Company maintains a reserve for credit losses in connection with payments due under leases held in the Company's portfolio. The reserve is established by management in an amount deemed sufficient to meet future asset write downs, based on an analysis of delinquencies, problem accounts, overall risks and probable charge-offs associated with outstanding leases, together with a review of the Company's historical loss experience. The reserve relates to direct financing leases held by the Company, which include any leases received as a result of lease substitutions in a securitized pool. At March 31, 1997, the reserve for credit losses equaled approximately 3.0% of the direct financing leases excluding Global Finance. Due to the higher risk associated with leases funded by Global Finance, the Company has established significantly higher reserves for credit losses as a percentage of lease receivables for Global Finance leases as compared to leases funded by Granite Financial, Inc. The reserve is evaluated by management and the Board of Directors on a quarterly basis. The Company does not provide a reserve for credit losses for leases sold to non-recourse lenders or for leases disposed of through securitizations, except with respect to reserves included within the securitization residual interest. The price paid by purchasers of leases and the terms of securitizations give effect to estimated delinquency and net charge-off rates.

FUNDING SOURCES

     The Company purchases or originates and funds leases with the intention of either selling the lease to an institutional purchaser, securitizing the lease through the sale of lease-backed securities or holding the lease in the Company's own portfolio. The Company initially funds a lease through its existing working capital or through borrowings under the Warehouse Credit Line or other credit facilities which are available to the Company. Upon completing a sale or securitization of a pool of leases, the Company receives funds which are generally used to pay down borrowings under the Company's credit facilities or to restore the Company's working capital. Borrowings under the Company's credit facilities and, to a lesser extent, the Company's cash and cash equivalents, will therefore fluctuate based upon the timing and amount of lease sales and securitizations.

     Bank and Other Credit Facilities. The $36.0 million Warehouse Credit Line with CoreStates Bank and its participating lenders serves as the Company's principal warehouse credit line. Borrowings under the Warehouse Credit Line are collateralized by security interests in the leases against which the borrowing applies, as well as a security interest in the underlying equipment and all cash and non-cash proceeds therefrom. The Company maintains a $3.0 million term loan with FBS Business Finance Corporation and a $3.0 million revolving credit line/term loan with Norwest Equipment Finance, Inc. These credit facilities are collateralized by the leases assigned to each lender in connection with each advance and are similar in certain other respects to the Warehouse Credit Line. Given the Company's access to other credit facilities, the Company may elect not to renew these facilities. The Company established a $2.0 million unsecured revolving credit line with Colorado National Bank in January 1997. The credit line allows the Company to borrow up to $2.0 million for working capital purposes on an unsecured basis. The Company has also assumed three credit facilities as a result of its acquisition of Global Finance in March 1997. The Global Finance credit facilities consist of a $2.2 million term loan and an $800,000 line of credit, each with LaSalle National Bank, and a $1.5 million term loan with Sirrom Capital, L.P. At March 31, 1997, borrowings by Global Finance under these credit facilities totalled $4.2 million. These credit facilities are recourse to Global Finance, are secured by equipment leases and can only be used by Global Finance. In May 1997, LaSalle National Bank agreed to increase the borrowing limit under the Global Finance line of credit to $5.0 million. The Company expects to prepay the term loan owed to Sirrom Capital, L.P. using proceeds of this offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Securitizations. The Company has completed three securitizations which provide for aggregate funding in the amount of approximately $114.0 million under which the Company had securitized leases in the aggregate amount of $52.4 million as of March 31, 1997. In each securitization, the Company transfers a pool of leases to a wholly-owned, bankruptcy remote special purpose subsidiary established for the limited purpose of purchasing the Company's leases and selling lease-backed certificates or notes through a grantor trust to institutional investors. Proceeds from the sale of lease-backed certificates or notes are used by the subsidiary to purchase leases from the Company. Such proceeds are generally then applied by the Company to pay down its Warehouse Credit Line or bank and other credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company completed its first securitization in April 1996. The securitization provided for the issuance of $21.7 million in 6.33% Class A Lease-Backed Notes due November 20, 2001. At March 31, 1997, the outstanding principal balance of such notes was approximately $16.3 million with a present value of lease receivables of $19.4 million.

     In November 1996 the Company completed its second securitization facility. The facility provides for the issuance of up to $65.0 million in aggregate principal amount of Class A Lease-Backed Certificates due June 20, 2003. The certificates are issuable in two tranches, a floating rate tranche and a fixed rate tranche. The floating rate tranche bears interest at an annual rate equal to the LIBOR rate plus 0.50% and generally converts to the fixed rate tranche on a quarterly basis. The fixed rate tranche bears interest at an annual rate equal to the treasury rate, as adjusted, plus 0.70%. The initial funding under the securitization facility was approximately $7.2 million. The Company is required to sell a minimum of $1.5 million in leases to the securitization facility per month and until June 1997 was subject to limitations in the amount eligible to be securitized under this facility. At March 31, 1997, certificates had been issued in the aggregate principal amount of $15.5 million in this securitization.

     In March 1997 the Company established its third securitization facility. This facility was established to securitize additional leases above the eligibility limit formerly imposed in the November 1996 securitization facility. The facility provides for the issuance of up to $27.5 million in the aggregate principal amount of 6.82% Class A Lease-Backed Certificates due December 20, 2002. The initial funding under the securitization facility was approximately $14.7 million. At March 31, 1997, certificates had been issued in the aggregate principal amount of $15.2 million in this securitization.

     Payments due under the lease-backed securities issued in each of the Company's securitizations have been insured by a financial guaranty issued by MBIA Insurance Corporation and have been rated AAA by Standard & Poor's Ratings Group and Aaa by Moody's Investors Service. In each securitization, the lease-backed securities were issued pursuant to an indenture (the "Indenture") by and among the respective funding subsidiary, Norwest Minnesota, the trustee under the Indenture, and the Company. Contemporaneously, the Company and Norwest Minnesota entered into a servicing agreement pursuant to which the Company was named as the servicer for all leases that collateralized the lease-backed securities. Norwest Minnesota functions as back-up servicer, as the trustee under the Indenture, as custodian of the lease contracts and as the paying agent for the leases.

     Under the terms of its existing securitizations, the Company has retained the securitization residual interest. At March 31, 1997, the net book value of the securitization residual interest totalled approximately $6.1 million. In each securitization, the Company receives advances based on a percentage which is less than the aggregate present value of cash flows from an undifferentiated pool of leases, effectively overcollateralizing the lease-backed notes or certificates. Over the life of the lease pool securitized, the Company is eligible to receive the excess cash flow (the "securitization residual interest") resulting from the difference between the lease payments received, net of defaults, and the payment of (i) principal and interest to investors in lease-backed notes or certificates and (ii) servicing, backup servicing and trustee fees and other securitization expenses. The Company's success in realizing the value of the securitization residual interest will depend primarily on the performance and cash flow of the securitized leases. The securitization residual interest is significant to the Company, and the failure to realize all or a portion of such securitization residual interest may adversely affect the Company's future results of operations.

     The Company estimates that the cost of capital available to the Company through securitizations has been significantly below the cost of capital to the Company under its bank and other credit facilities. Accordingly, the Company may enter into securitization transactions in the future in order to reduce and control its cost of capital.

     Lease Sales. From June 1995 until completion of the Company's first securitization in April 1996, sales of leases to Heartland Bank represented the Company's primary source of funding. Lease sales to Heartland Bank have declined significantly since the Company's first securitization, and totalled approximately $17.1 million in the nine months ended March 31, 1997. The Company may sell leases to Heartland Bank or other institutional investors from time to time in the future, particularly those leases which are not eligible for securitization. Lease sales made by the Company to Heartland Bank are generally non-recourse, although Heartland Bank has recourse to the Company with respect to (i) the aggregate residual equipment value of the leases where there is no firm purchase obligation on the part of the lessee and (ii) the entirety of the lease in the case of first payment defaults. Heartland Bank has been an affiliate of the Company since January 1996 and two directors of the Company are also officers and directors of Heartland Bank and Heartland Leasing Corporation of Missouri. See "Certain Transactions."

COMPETITION

     Competition in the equipment lease finance market is intense. Management believes that the small-ticket equipment leasing market is highly fragmented, with no single competitor believed to have a market share in excess of approximately 2.0%. The Company competes for lessees with a number of national, regional and local finance companies, some of which are active in financing small-ticket equipment. The Company also competes against captive finance companies affiliated with major equipment manufacturers, banks, credit unions that provide equipment leasing and conventional leasing companies. There also exist a large number of financial service companies and financial institutions which, should they choose to do so, may enter the equipment leasing business in the future. Competition in the equipment lease finance market is based primarily on price, service and market presence. A majority of the Company's existing and potential competitors possess substantially greater financial, marketing, personnel and other resources than the Company. In general, many of the Company's competitors and potential competitors are larger, more established companies that have a lower cost of capital than the Company and which may be able to access capital markets and funding sources that are unavailable to the Company. Although the Company expects that future securitizations will have the effect of making capital available at a cost which will allow the Company to continue to offer competitive lease rates, there can be no assurance that the Company will be successful in completing future securitizations or that such securitizations will allow the Company to realize increased proceeds from lease sales. The Company has and will encounter significant competition and there can be no assurance the Company will be successful in competing in its chosen market segments. In addition, as the Company enters new markets such as the municipal leasing market, the Company will encounter substantial competition.

     The Company believes it currently maintains a competitive advantage in the small-ticket market segment based on the high level of service provided to its independent lease originators and its emphasis on the use of computer systems and software specially designed for the equipment leasing market. The Company believes its use of specialized computer systems and related technologies provides the Company with a competitive advantage over smaller finance companies. The Company believes that the principal competitive factors affecting the lease originator's decision to offer leases through a particular financing source are the purchase price offered for the leases, the reasonableness of underwriting guidelines and documentation requests, the predictability and timeliness of financing and the financial stability of the funding source. Management has devoted considerable time and effort to the development of comprehensive underwriting guidelines and documentation and to streamlining of the lease underwriting process to provide its independent lease originators with efficient, prompt and predictable outcomes.

INTELLECTUAL PROPERTY

     The Company relies on a combination of common law trade secret and trademark rights and nondisclosure agreements to protect its proprietary marks and information. The Company has not registered any of its trademarks or service marks, and does not believe that any such marks are necessary to the successful operation of its business. The Company has developed certain specialty lease programs for which the Company may register service marks in the future. There can be no assurance the Company will receive service mark registration of any terms applicable to its specialty lease programs. The Company's non-exclusive license agreements with Fair Isaac and DSI grant the Company limited non-exclusive licenses to the respective trademark or servicemark of the licensor for the duration of the agreement. In December 1996, the Company also entered into a non-exclusive license for software developed by BrokerWare.

REGULATION

     The Company's business is subject to numerous federal and state regulations which, among other things, require the Company to obtain and maintain certain licenses and qualifications. These regulations also address collection practices, including the rights to repossess and sell equipment. Under certain circumstances, the Company may also be required to comply with the Equal Credit Opportunity Act ("ECOA"). Pursuant to the terms of the ECOA, the Company is required to give all credit applicants notice of the right to receive a written statement of reasons if their application for credit is denied, unless the applicant had gross revenues exceeding $1.0 million during its last fiscal year. The Company is also required by the ECOA to give oral or written notice of a credit denial within 30 days after receipt of a completed lease application, or within a reasonable time for applicants whose gross revenues exceeded $1.0 million during its last fiscal year. Although the Company believes that it is currently in compliance with applicable statutes and regulations, there can be no assurance that the Company will be able to maintain such compliance. The failure to comply with such statutes and regulations could have a material adverse effect upon the Company. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations or the expansion of the Company's business into new lease funding activities which are subject to more stringent regulatory requirements than those which govern the Company's existing business could have a material adverse effect upon the Company.

     One of the Company's principal stockholders, Heartland Leasing Corporation of Missouri ("Heartland Leasing"), is a wholly-owned subsidiary of Heartland Bank. Heartland Bank is a federally chartered savings association and subject to the jurisdiction of the Office of Thrift Supervision ("OTS"). Under authority granted by the Federal Deposit Insurance Act, OTS regulates federally chartered savings associations as well as wholly or partly owned subsidiaries. At May 31, 1997, Heartland Leasing owned approximately 28% of the outstanding Common Stock of the Company and, by virtue of such ownership, the Company may be considered a partly owned subsidiary of Heartland Bank by OTS. To facilitate compliance by Heartland Bank with OTS regulations and the Federal Deposit Insurance Act, the Company has agreed to engage solely in activities that are permissible to affiliates of federally chartered savings associations as determined by OTS or applicable regulations in effect from time to time. The Company does not believe its operations as currently conducted, or as proposed to be conducted, will place the Company or Heartland Bank in violation of applicable laws or OTS regulations. Heartland Bank's indirect affiliation with the Company may subject the Company to examinations and could subject the Company to civil enforcement proceedings or other action by OTS if the Company engaged in conduct impermissible to affiliates of federally chartered savings associations. See "Principal Stockholders."

EMPLOYEES

     At May 31, 1997, the Company had 35 full-time employees. Of these, seven are principally engaged in management, three are engaged in sales and marketing and the remainder are engaged in operations, accounting and administration. None of the Company's employees are subject to collective bargaining agreements. The Company believes its employee relations are excellent.

PROPERTY

     The Company's offices are located in Westminster, Colorado and consist of approximately 6,800 square feet. The offices are leased for an annual base rent of $37,000 through July 31, 1998, subject to extension for an additional two years at market rental rates then prevailing. The Company is also obligated to pay its pro rata share of taxes, assessments and maintenance expenses attributable to the building in which its offices are located. The Company plans to relocate its headquarters during July 1997 to a larger facility in the Denver, Colorado area. The Company is engaged in discussions regarding available facilities which would provide approximately 13,000 to 18,000 square feet of office space. As a result, the Company expects to incur occupancy expenses during fiscal 1998 which are approximately $95,000 in excess of fiscal 1997 occupancy expenses.

LITIGATION

     The Company is not a party to any litigation and is not aware of any threatened or pending legal proceeding which would have a material adverse effect on the Company's business, operations or financial condition.

IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     Certain statements made above in this Business section and elsewhere in this Prospectus are forward-looking statements as defined in the Reform Act. Those forward-looking statements involve risks and uncertainties that are based on certain assumptions that may not be realized. Those forward-looking statements include or relate to the Company's plans or expectations to: (i) capitalize on its operational capabilities and experienced management team, (ii) increase productivity through utilization of advanced technologies and expansion of its business using new interactive systems, (iii) leverage its access to lower cost funds through securitizations and perhaps other sources to increase the gross profit margins of acquired companies, (iv) increase its market share as it executes its consolidation strategy, (v) successfully develop and implement a direct electronic link with its independent lease originators, (vi) successfully implement an interactive Web site and Internet marketing strategies, (vii) implement additional marketing initiatives, (viii) complete future securitization transactions or lease sales, (ix) maintain delinquency and net charge-off rates within acceptable ranges, (x) identify, acquire and assimilate complementary equipment leasing companies and independent lease originators, (xi) develop additional specialty lease and vendor direct programs in the future and (xii) commence e-commerce transactions among the Company, equipment vendors and lessees.

     The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties that are based on assumptions that the Company will continue to be able to provide lease financing at competitive rates, that the Company will be able to successfully develop its interactive Web site and Internet marketing methods, that the Company will be able to locate and successfully negotiate acquisitions of complementary equipment leasing companies and independent lease originators, that the Company will continue to be able to provide a high level of service to its independent lease originators, that the Company will continue to be able to attract qualified and experienced management personnel, that the Company is more advanced in the development of its technology-based systems than its competitors and that it can successfully develop and implement those systems before its competition, that competitive conditions within the industry will not change materially or adversely, that demand for the Company's lease financing will remain strong, that the Company will retain its existing independent lease originators and key management personnel, that the Company's forecasts will accurately anticipate market demand for equipment lease financing in the small-ticket market, that the Company will continue to have access to the asset-backed securities markets or other lower cost sources of capital, and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company and its management. Although the Company believes that the assumptions underlying the forward-looking statements made in this Prospectus are reasonable, any of those assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in any of the forward-looking statements made herein will be realized. In addition, as disclosed elsewhere under "Risk Factors," the business and operations of the Company are subject to substantial risks that increase the uncertainty inherent in such forward-looking statements. Any of the other factors disclosed under "Risk Factors" could cause the Company's revenues or net income, or the growth in revenues or net income, to differ materially from prior results. Growth in absolute amounts of cost of leases sold or charge-offs or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements contained herein. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its funding, marketing, capital expenditure or other budgets, which may in turn materially affect the Company's results of operations. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person or entity that the objectives or plans of the Company can or will be achieved.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The current directors and executive officers of the Company are as follows:

               NAME                   AGE                       POSITION
               ----                   ---                       --------
William W. Wehner.................    55     Chairman of the Board and Chief Executive
                                             Officer
Larry K. White....................    42     President and Chief Operating Officer
Frank J. Corcoran.................    46     Senior Vice President and Chief Financial
                                             Officer
William S. Cobb...................    41     Senior Vice President of Corporate Development
Mark H. Speros....................    57     Senior Vice President of Credit Administration
Kelly G. Long.....................    32     Senior Vice President and Chief Marketing
                                             Officer
William W. ("Skip") Wehner........    28     Senior Vice President and Senior Operations
                                             Officer
Mark A. Miyasaki..................    33     Vice President and Chief Accounting Officer
James E. Lewis....................    48     Director
Laurence A. Schiffer..............    57     Director
Andrew S. Love, Jr................    53     Director
Samuel R. Freeman.................    67     Director

     WILLIAM W. WEHNER has been the Chairman of the Board of the Company since its formation in June 1996. Mr. Wehner co-founded and was the managing member of Granite Financial, LLC, the Company's predecessor, from 1995 to 1996. From 1989 through 1994, Mr. Wehner served in several capacities with the Concord group of companies. In 1990, Mr. Wehner formed and was the senior executive officer of First Concord Acceptance Corporation, an equipment leasing company and an affiliate of the Concord group of companies. From 1984 through 1989, Mr. Wehner was the President of First Centennial Leasing Corporation, a joint venture with The Hathaway Company which specialized in leasing high technology and office equipment products. Mr. Wehner was President and Chief Executive Officer of Colorado National Leasing, Inc. from 1972 through 1984. Mr. Wehner is a Certified Lease Professional and is a member of the Equipment Leasing Association ("ELA") and the United Association of Equipment Lessors ("UAEL"). Mr. Wehner is the father of William W. ("Skip") Wehner.

     LARRY K. WHITE has been the President and Chief Operating Officer of the Company since May 1997. From August 1995 to May 1997, Mr. White was Senior Vice President of Operations and Chief Operating Officer of Rockford Industries, Inc., a publicly-held specialty finance company. From June 1985 to August 1995, he was director of operations of Tokai Financial Services, Inc., an equipment leasing company.

     FRANK J. CORCORAN has been a Senior Vice President and the Chief Financial Officer since May 1997. From November 1994 to May 1997, Mr. Corcoran was Senior Vice President and Chief Financial Officer of Continental Information Systems Corporation, a publicly-held equipment leasing and distribution company. From 1992 to November 1994, Mr. Corcoran was Vice President and General Manager of Unisys Finance Corporation, an equipment leasing and financing company. From 1985 to 1992, he held positions as controller and Chief Financial Officer of Unisys Finance Corporation. From 1982 to 1985, Mr. Corcoran was a tax manager for Unisys Corporation. Mr. Corcoran is a certified public accountant and was formerly employed by a predecessor to KPMG Peat Marwick LLP.

     WILLIAM S. COBB has been the Senior Vice President of Corporate Development of the Company since April 1997. Mr. Cobb was the Chief Financial Officer of the Company from June 1996 to April 1997, and was the chief financial manager of Granite Financial, LLC from February 1995 to October 1996. He was also a director of the Company from September 1996 to April 1997. Mr. Cobb served as the Chief Financial Officer of the JELTEX group of companies from 1995 to September 1996. From 1994 to 1995, Mr. Cobb was acting Chief Financial Officer of Ramtron International Corporation. From 1988 through 1993, Mr. Cobb was Vice President of Finance for the Concord group of companies. From 1983 to 1988, Mr. Cobb was a commercial lending officer for Bank of the Southwest and MBank.

     MARK H. SPEROS has been the Senior Vice President of Credit Administration of the Company since April 1997 and served as Senior Vice President of Operations from June 1996 to April 1997. From February 1995 to June 1996, he was the Director of Operations for Granite Financial, LLC. From 1993 to 1995, he was Vice President of Operations and credit manager of Cypress Financial Corporation, an equipment leasing firm. From 1988 through 1993, Mr. Speros was Director of Operations for Fleet Credit and Denrich, an equipment leasing company.

     KELLY G. LONG has been Senior Vice President since June 1996 and Chief Marketing Officer of the Company since April 1997. He was a marketing director for Granite Financial, LLC from February 1995 to June 1996. From 1991 until 1995, Mr. Long was marketing director for First Concord Acceptance Corporation. From 1987 through 1991, Mr. Long was a sales director for Business Credit Leasing.

     WILLIAM W. ("SKIP") WEHNER has been Senior Vice President and Senior Operations Officer of the Company since April 1997. He was Vice President of Marketing from June 1996 to April 1997, and was marketing director for Granite Financial, LLC from February 1995 to June 1996. From 1992 through February 1995, Mr. Wehner was a marketing representative for First Concord Acceptance Corporation. William W. Wehner, the Chief Executive Officer, is his father.

     MARK A. MIYASAKI has been Vice President and Chief Accounting Officer of the Company since April 1997 and served as the Company's chief accountant from April 1996 to April 1997. From April 1992 to April 1996, Mr. Miyasaki was a Second Vice President of Corporate Planning for Life Partners Group, a publicly-held life insurance company. Mr. Miyasaki is a certified public accountant and, from September 1986 to April 1992, he was employed by Gelfond Hochstadt Pangburn Stark & Co. (formerly Laventhol & Horwath).

     JAMES E. LEWIS has been a director of the Company since its formation in June 1996, and was a member of the managing board of Granite Financial, LLC from its inception. Since 1991, Mr. Lewis has been the Chairman of the Board and President of the JELTEX group of companies, a group of firms engaged in vegetable farming, fresh produce distribution and vegetable canning. From 1991 to 1993, Mr. Lewis was a consultant to the Concord group of companies. From 1986 to 1991, Mr. Lewis was Vice Chairman and Executive Director of the Concord group of companies. Mr. Lewis is a certified public accountant and is a member of the American Institute of CPAs and the Colorado Society of CPAs.

     LAURENCE A. SCHIFFER has been a director of the Company since its formation in June 1996, and was a member of the managing board of Granite Financial, LLC from January 1996 until October 1996. Mr. Schiffer is the Chairman of the Board of Heartland Bank, a wholly-owned subsidiary of Love Savings Holding Company. Mr. Schiffer is President of Love Savings Holding Company and has been a member of its Board of Directors since 1985. He currently is the Chairman of the Board of Love Funding Corporation. Mr. Schiffer is also Chairman of the Board of Heartland Leasing Corporation of Missouri, a wholly-owned subsidiary of Heartland Bank. Mr. Schiffer has served as President of Love Investment Company and Love Real Estate Company since 1971.

     ANDREW S. LOVE, JR. has been a director of the Company since its formation in June 1996, and was a member of the managing board of Granite Financial, LLC from January 1996 until October 1996. Mr. Love is the Chairman of the Board of Love Savings Holding Company. Mr. Love is also Chairman of the Finance
Committee of Heartland Bank, where he has been a director since 1985. Mr. Love has been a member of the Board of Directors of Heartland Leasing Corporation of Missouri since its formation in December 1995. Mr. Love engaged in the private practice of law and was a partner of Bryan Cave, St. Louis, Missouri, from 1969 to 1992. Mr. Love is also the Chairman of the Board of Love Investment Company and Love Real Estate Company. Mr. Love currently serves as a trustee of the Missouri Investment Trust, and has been a director and secretary of Love Funding Corporation since 1984.

     SAMUEL R. FREEMAN has been a director of the Company since May 1997. Mr. Freeman has been a principal of the JELTEX group of companies since December 1996. From 1994 to 1996, he served as Chairman of the Denver Research Institute of the University of Denver. Mr. Freeman was a consultant to the Southern Pacific Railroad Company from 1993 to 1996 and to the Concord group of companies from 1989 to 1991 and from 1992 to 1993. From 1991 to 1992, Mr. Freeman served as Chairman of the Board and President of Belcaro Bank. From 1973 to 1989, he was Vice President and General Counsel of Rio Grande Industries and the Denver Rio Grande Railroad. Mr. Freeman engaged in the private practice of law from 1959 to 1973, and is a former Assistant Attorney General in Colorado. He currently serves as an arbitrator with the American Arbitration Association and the National Association of Securities Dealers, Inc.

     On February 23, 1995, Oren L. Benton and certain affiliates of Mr. Benton which constitute a portion of the Concord group of companies filed for protection under Chapter 11 of the United States Bankruptcy Code. The officers and directors of the Company who had various affiliations with the Concord group of companies, as described above, were not officers or directors of the Concord group of companies at or within two years of the time of such bankruptcy filings.

     The Board of Directors has established a Compensation Committee and an Audit Committee. The members of the Compensation Committee are James E. Lewis and Laurence A. Schiffer, both non-management directors. This Committee reviews and makes recommendations to the Board of Directors as to general levels of compensation for all employees of the Company, the annual salary and bonuses of each of the executive officers of the Company, and reviews and approves compensation and benefit plans of the Company.

     The members of the Audit Committee are William W. Wehner, James E. Lewis and Andrew S. Love, Jr. The Audit Committee is empowered by the Board of Directors to review the financial books and records of the Company in consultation with the Company's accounting and auditing staff and its independent auditors, and to review with the accounting staff and independent auditors any questions raised with respect to accounting, auditing policy and procedure. The Audit Committee reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors.

EXECUTIVE COMPENSATION AND OTHER MATTERS

     The following table provides the specified information concerning the compensation earned by the Company's Chief Executive Officer, the only executive officer of the Company whose total salary and bonus exceeded $100,000 for the fiscal year ended June 30, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                          ANNUAL COMPENSATION         -------------
                                      ----------------------------     SECURITIES       ALL OTHER
                                               SALARY      BONUS       UNDERLYING      COMPENSATION
    NAME AND PRINCIPAL POSITION       YEAR      ($)         ($)       OPTIONS/SARS         ($)
    ---------------------------       ----    --------    --------    -------------    ------------
William W. Wehner...................  1996    $196,000    $     --       90,000          $10,037(1)
  Chairman of the Board and Chief
  Executive Officer

---------------

     (1) Such amount consists of an automobile allowance, club dues and associated expenses.

OPTION/SAR GRANTS TABLE

     The following table provides the specified information concerning stock options granted to the person named in the Summary Compensation Table during the fiscal year ended June 30, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                  NUMBER            PERCENT OF TOTAL
                               OF SECURITIES         OPTIONS GRANTED     EXERCISE OR
                            UNDERLYING OPTIONS       TO EMPLOYEES IN     BASE PRICE
          NAME                 GRANTED(#)(1)           FISCAL YEAR        ($/SHARE)     EXPIRATION DATE
          ----             ---------------------    -----------------    -----------    ---------------
William W. Wehner........         90,000                  51.0%           $6.55(1)      June 22, 2001

---------------

(1) Represents options granted pursuant to the Company's Option Plan. All options listed were incentive stock options granted at 110.0% of fair market value at the date of grant. These options became exercisable at the time of grant.

     The following table provides the specified information concerning unexercised stock options held as of June 30, 1996 by the person named in the Summary Compensation Table. No options were exercised by such person in the year ended June 30, 1996.

                         FISCAL YEAR-END OPTION VALUES

                                     NUMBER OF SECURITIES UNDER-         VALUE OF UNEXERCISED
                                      LYING UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS AT
                                        AT FISCAL YEAR-END(#)           FISCAL YEAR-END($)(1)
                                     ----------------------------    ----------------------------
               NAME                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
               ----                  -----------    -------------    -----------    -------------
William W. Wehner..................    90,000            -0-           $85,500         $    --

---------------

(1) Based upon the deemed fair value of the Common Stock at June 30, 1996, less the exercise price payable per share. At June 30, 1996, there was no public market for the Common Stock and the acquisition of Granite Financial, LLC had not been completed. Accordingly, the fair value of the Company's Common Stock at June 30, 1996 is deemed for purposes of this table to be the Initial Public Offering price of $7.50 per share.

EMPLOYMENT CONTRACTS

     Effective April 1, 1997, the Company entered into a three-year employment agreement with William W. Wehner. The agreement provides for, among other things: (a) a base salary of $250,000 per year, subject to increases at the discretion of the Board of Directors; (b) a discretionary annual bonus based upon the Company's performance, as measured by goals and objectives established annually by the Board of Directors; (c) payment to Mr. Wehner of his base salary (reduced by the amount received by him from state disability insurance or workers' compensation or other similar insurance through policies provided by the Company) for a period of 12 months and payment of $10,000 per month for 12 months thereafter if he becomes disabled so that he is unable to perform his duties; (d) four weeks annual vacation; (e) reimbursement of life insurance premiums in an amount up to $10,000 per year; (f) an automobile allowance in the amount of $10,000 per year; and (g) reimbursement for ordinary and necessary expenses incurred by Mr. Wehner in connection with his employment. The agreement further provides that Mr. Wehner will not, directly or indirectly, compete with the Company in the equipment lease financing business for a period of one year following the termination of the agreement within 75 miles of the Company's offices or the offices of the Company's independent lease originators. The agreement may be terminated by the Company only with cause. Mr. Wehner may terminate the agreement with or without cause. Upon termination of the agreement by Mr. Wehner for cause, and after failure by the Company to remedy any noncompliance, Mr. Wehner shall be entitled to receive his base salary and benefits during the remaining term of the agreement. The agreement further provides that in the event Mr. Wehner's employment is terminated following a change in control of the Company, Mr. Wehner will be entitled to receive severance compensation in an amount equal to 2.9 times his compensation during the 12 months immediately preceding the change in control.

     Effective April 28, 1997, the Company entered into an employment agreement with Larry K. White. The agreement provides for, among other things: (a) a base salary of $120,000 per year, subject to annual increases at the discretion of the Board of Directors; (b) annual bonuses at the discretion of the Board of Directors and guaranteed bonuses of $5,000 and $30,000 on June 30, 1997 and 1998, respectively; (c) four weeks annual vacation; (d) the grant of an incentive stock option to purchase 10,000 shares of Common Stock at a price of $9.50 per share in accordance with an annual vesting schedule; and (e) a term expiring on June 30, 1998, subject to extension by the Company for an additional one-year period. The agreement further provides that the employee will not engage in certain competitive activities commencing as of the date of agreement and continuing for one year following the date on which the employee ceases to be employed by the Company.

OPTION PLAN

     The Company's Board of Directors has adopted the Option Plan in order to offer incentives and awards to those persons who are key to the Company's growth, development and financial success. The Option Plan permits the grant of options to purchase an aggregate of 450,000 shares of Common Stock to directors, officers, employees, agents and consultants of the Company. The Option Plan combines the features of an incentive and a nonqualified stock option plan, a stock award plan and a stock appreciation rights ("SAR") plan.

     The Option Plan provides for the granting of incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and non-qualified stock options. Non-qualified stock options may be granted to employees, directors and consultants of the Company, while Incentive Stock Options may be granted only to employees. The Option Plan is administered by the Board of Directors, which determines the terms and conditions of the options granted under the Option Plan, including the exercise price, number of shares subject to the option and the exercisability thereof. The Board of Directors may delegate administration of the Option Plan to a compensation committee thereof. The Option Plan was approved by the sole stockholder of the Company as of June 22, 1996. The Option Plan was amended and restated in April 1997 in order to make certain technical modifications thereto and was further amended in June 1997 to increase the shares of Common Stock reserved for issuance to 900,000 shares.

     The exercise price of all Incentive Stock Options granted under the Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant, and must be 110.0% of fair market value when granted to a 10.0% or more stockholder. The exercise price of all non-qualified stock options granted under the Option Plan shall be not less than 85.0% of the fair market value of the Common Stock on the date of grant. The term of all options granted under the Option Plan may not exceed ten years, except the term of Incentive Stock Options granted to a 10.0% or more stockholder may not exceed five years. The Option Plan may be amended or terminated by the Board of Directors, but no such action may impair the rights of a participant under a previously granted option.

     The Option Plan provides for the award of SARs. A SAR is an incentive award that permits the holder to receive (per share covered thereby) the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the fair market value of such share on the date the SAR was granted or at such date as the Compensation Committee designates. The Compensation Committee may grant SARs independently, in addition to, or in tandem (such that the exercise of the SAR or related stock option will result in forfeiture of the right to exercise the related stock option or SAR for an equivalent number of shares) with a stock option award.

     The Option Plan provides the Board of Directors or the Compensation Committee with the discretion to determine when options granted thereunder shall become exercisable and the vesting period of such options. Upon termination of a participant's employment or consulting relationship with the Company, all unvested options terminate and are no longer exercisable. Vested non-qualified options remain exercisable for a period not to exceed three months following the termination date.

     The Option Plan provides that, in the event the Company enters into an agreement providing for the merger of the Company into another corporation or the sale of substantially all of the Company's assets, any outstanding unexercised option shall become immediately exercisable as of the date of such agreement. Upon the consummation of the merger or sale of assets such options shall terminate unless they are assumed or another option is substituted therefor by the successor corporation.

COMPENSATION OF DIRECTORS

     No employee of the Company receives any additional compensation for his services as a director. Non-employee directors each receive an annual retainer of $10,000 per year payable monthly, $1,000 per meeting attended, $500 per committee meeting attended and options to purchase 10,000 shares of Common Stock. The Board of Directors has also authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management directors in attending meetings of the Board of Directors and the committees thereof. The Board of Directors may consider alternative director compensation arrangements from time to time.

                              CERTAIN TRANSACTIONS

     In June 1995, Granite Financial, LLC entered into a lease sale agreement (the "Lease Sale Agreement") with Heartland Bank, St. Louis, Missouri. The Lease Sale Agreement called for Heartland Bank to purchase leases from Granite Financial, LLC at a price which was equal to the remaining cash flows of the leases purchased (including residual equipment values), discounted to present value at an 11.5% per annum rate. Lease sales were made in accordance with schedules prescribed by the Lease Sale Agreement. The Lease Sale Agreement provided that the sale of leases was on a non-recourse basis to the Company with the exception of any leases under which a first payment default occurred. The Lease Sale Agreement also provided that, in the event of any shortfall in the aggregate estimated value of residual equipment value of the equipment underlying the leases, Heartland Bank would have recourse to the Company to the extent of any such shortfall, but only with respect to those leases without firm buy-out obligations on the part of the lessees. From June 1995 to March 1996, Heartland Bank purchased leases with a face amount of approximately $16.0 million from Granite Financial, LLC. Immediately prior to the execution of the Lease Sale Agreement, Heartland Bank had entered into a letter of intent with Granite Financial, LLC pursuant to which Heartland Bank had committed to purchase an ownership interest in Granite Financial, LLC, subject to the satisfaction of certain conditions.

     In January 1996, Heartland Leasing Corporation of Missouri, a wholly-owned subsidiary of Heartland Bank, closed a purchase agreement with the members of Granite Financial, LLC, Laurence A. Schiffer and Andrew S. Love, Jr., pursuant to which Heartland Leasing Corporation of Missouri ("Heartland Leasing") purchased an interest in Granite Financial, LLC equal to 45.0% of the total outstanding membership interests of Granite Financial, LLC. Concurrently with such purchase, Messrs. Schiffer and Love became members of the Board of Managers of Granite Financial, LLC. In connection with the purchase of such membership interests by Heartland Leasing, Messrs. Wehner and Lewis and Heartland Leasing entered into an agreement granting each other the right of first refusal to purchase any membership interest any of them proposed to sell on substantially the same terms as a potential third-party offer. Such right of first refusal was extinguished by agreement of the parties on the date of the Initial Public Offering.

     In April 1996, Granite Financial, LLC and Heartland Bank entered into a lease purchase agreement (the "Lease Purchase Agreement"), pursuant to which Granite Financial, LLC repurchased approximately $16.0 million in leases previously sold to Heartland Bank under the Lease Sale Agreement. The Lease Purchase Agreement provided for price and discount terms which were identical to the price and discount terms contained in the Lease Sale Agreement. However, Heartland Bank received the income from payments under the leases during the period from the date of sale to Heartland Bank until consummation of the Lease Purchase Agreement. Granite Financial, LLC repurchased the leases from Heartland Bank in order to facilitate its first securitization which was completed in April 1996. The terms of the Lease Purchase Agreement were negotiated on behalf of Granite Financial, LLC by Mr. Wehner and approved by Messrs. Wehner and Lewis. Neither of Messrs. Schiffer or Love participated in the approval of the Lease Purchase Agreement by Granite Financial, LLC. Although Granite Financial, LLC did not secure an independent determination of the fairness and reasonableness of such transaction, and believes that individual leases could have been purchased from unaffiliated third parties at a price more favorable than that negotiated With Heartland Bank, the Company's disinterested directors believed that the Company could not have purchased a similarly sized lease portfolio with comparable delinquency and charge-off performance on terms more favorable than that negotiated with Heartland Bank.

     Subsequent to the closing of the April 1996 asset securitization and until completion of the Initial Public Offering, the Company continued to sell leases to Heartland Bank in the ordinary course of business. Leases sold to Heartland Bank from April 1996 to the date of the Initial Public Offering were sold at prices and on identical terms to the leases sold from June 1995 to March 1996. The sale of these leases includes a stream of payments and any residual equipment value under the leases. However, in the event that estimated residual equipment value are less than projected by the Company, Heartland Bank will have recourse to the Company to the extent of any shortfall in the aggregate residual equipment value estimated by the Company, but only with respect to those leases without firm buy-out obligations on the part of lessees and with respect to the entirety of the purchase price of leases experiencing a first payment default.

     In September 1996, Messrs. Wehner and Lewis and Heartland Leasing advanced an aggregate of $300,000 to Granite Financial, LLC. The advances were evidenced by promissory notes in the amounts of $57,000 and $108,000 to Messrs. Wehner and Lewis, respectively, and in the amount of $135,000 to Heartland Leasing. The promissory notes were unsecured, accrued interest at the rate of 11.0% per annum, and were repaid out of the proceeds of the Initial Public Offering.

     William S. Cobb, the Senior Vice President of Corporate Development of the Company, has been employed by the Company since its inception. Until September 1996, Mr. Cobb devoted approximately 50.0% of his time to the operations of the Company. From February 1995 to September 1996, Mr. Cobb's salary was paid in full by the JELTEX group of companies, of which James E. Lewis, a director and principal stockholder of the Company, is a director and principal stockholder. The Company has reimbursed the JELTEX group of companies $76,000 paid to Mr. Cobb on the Company's behalf.

     Granite Financial, LLC was formed as a limited liability company in order to permit its members to recognize certain tax benefits, including the taxation of earnings at the member level, as opposed to both the corporate and stockholder level. In connection with completion of the Initial Public Offering, the Company was reorganized from a limited liability company to a C Corporation under the Code. The Board of Managers of Granite Financial, LLC declared a distribution of approximately $100,000 payable to the members of Granite Financial, LLC immediately prior to the Initial Public Offering of the Company (the "Distribution"). The Distribution was equal to tax liabilities as a result of income deemed received by certain of the members of Granite Financial, LLC prior to the date of the Initial Public Offering. A portion of the net proceeds received by the Company from the Initial Public Offering was used to pay the Distribution.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of May 31, 1997 concerning beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than 5.0% of the Company's outstanding Common Stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. Except as noted, each person has sole voting and sole investment power with respect to the shares shown. The address of each person listed is 6424 West 91st Avenue, Westminster, Colorado 80030, except as otherwise indicated.

                                          SHARES BENEFICIALLY OWNED
                                          -------------------------
                                          NUMBER OF     PERCENTAGE
            NAME AND ADDRESS                SHARES       OF CLASS
            ----------------              ----------    -----------
William W. Wehner(1)....................     520,000        13.5%
Larry K. White..........................          --          --
Frank J. Corcoran.......................          --          --
William S. Cobb(2)......................      23,000       *
Mark H. Speros(3).......................       2,000       *
William W. ("Skip") Wehner(3)...........       2,000       *
Kelly G. Long(3)........................       2,000       *
Mark A. Miyasaki(4).....................       2,900       *
James E. Lewis(5).......................     765,000        20.3%
Heartland Leasing Corporation of
  Missouri..............................   1,050,000        28.2%
  212 South Central Avenue
  St. Louis, Missouri 63105
Laurence A. Schiffer(6)(7)..............   1,080,000        28.8%
  212 South Central Avenue
  St. Louis, Missouri 63105
Andrew S. Love, Jr.(6)(7)...............   1,080,000        28.8%
  212 South Central Avenue
  St. Louis, Missouri 63105
Samuel R. Freeman(8)....................      10,000       *
Kramer Spellman, L.P....................     550,500        14.8%
  2050 Center Avenue
  Fort Lee, New Jersey 07024
All Directors and Officers as a Group
  (12 persons)(9).......................   2,436,900        60.8%

---------------

 *  Less than 1.0%

(1) Includes 140,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 31, 1997.

(2) Includes 20,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 31, 1997.

(3) Consists of 2,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 31, 1997.

(4) Includes 1,900 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 31, 1997.

(5) Includes 45,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 31, 1997.

(6) Includes shares owned of record by Heartland Leasing Corporation of Missouri, a wholly-owned subsidiary of Heartland Bank. Mr. Schiffer is Chairman of the Board of Heartland Leasing Corporation of Missouri and Heartland Bank. Mr. Love is a director of Heartland Leasing Corporation of Missouri and a director of Heartland Bank. Heartland Bank is wholly-owned by Love Savings Holding Company, of which Mr. Love is Chairman of the Board and a principal shareholder.

(7) Includes 30,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 31, 1997.

(8) Consists of 10,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 31, 1997.

(9) Includes 282,900 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.01 per share. As of March 31, 1997, 3,725,000 shares of Common Stock were issued and outstanding. No shares of Preferred Stock are outstanding. The following description of the Company's capital stock is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The Company's Certificate of Incorporation denies cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any then-outstanding Preferred Stock, holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preference of any then-outstanding Preferred Stock. Holders of Common Stock have no preemptive, conversion or redemption rights. All of the outstanding shares of Common Stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further stockholder approval, to issue up to 2,000,000 shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, decrease the amount of earnings and assets available for distribution to the holders of Common Stock, adversely affect the rights and powers, including voting rights, of the holders of the Common Stock, and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

DELAWARE BUSINESS COMBINATION PROVISIONS

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which regulates corporate takeovers. Section 203 may have the effect of significantly delaying or discouraging a hostile takeover of the Company. In general, Section 203 prevents an "Interested Stockholder" (defined generally as a person with 15.0% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" with a Delaware corporation for three years following the date such person became an Interested Stockholder. For purposes of Section 203, the term "Business Combination" is defined broadly to include certain significant business transactions (such as mergers, asset sales and certain other transactions) with or caused by the Interested Stockholder. The three-year restriction generally does not apply if the transaction is approved in the manner prescribed by Section 203. Under Section 203, the restrictions described above do not apply if, among other things, the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Company's Certificate of Incorporation does not contain such a provision.

OUTSTANDING WARRANTS AND REGISTRATION RIGHTS

     As of March 31, 1997, there were outstanding warrants to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $10.50 per share. In conjunction with the Initial Public Offering, the

Company registered the warrants and the shares of Common Stock underlying such warrants. However, the holder may not exercise such warrants and sell the underlying Common Stock until October 25, 1997, and only pursuant to a currently effective registration statement. The warrants are exercisable through October 2001 and are entitled to certain additional demand and incidental registration rights during the exercise period. The warrants were issued to Cruttenden Roth Incorporated, an Underwriter of this offering and the representative of the underwriters in the Initial Public Offering.

     Upon closing of this offering, the Company has agreed to issue Piper Jaffray Inc. and Raymond James & Associates, Inc. warrants (the "Underwriters' Warrants") exercisable for an aggregate of 150,000 shares of Common Stock. The Underwriters' Warrants will be exercisable for a period of four years commencing one year after the effective date of the Registration Statement of which this Prospectus forms a part, at a price per share equal to 125.0% of the Price to Public. During the exercise period, holders of the Underwriters' Warrants are entitled to certain demand and incidental registration rights with respect to the securities issuable upon exercise of the Underwriters' Warrants. The Common Stock issuable on exercise of the Underwriters' Warrants is subject to adjustment in certain events to prevent dilution. The Underwriters' Warrants cannot be transferred, assigned or hypothecated for a period of one year from the date of issuance except to Underwriters, selling group members and their officers or partners.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sale of a substantial number of shares of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 5,825,000 shares of Common Stock outstanding. Of these shares, the 2,100,000 shares sold in this offering (and any shares sold upon exercise of the Underwriters' over-allotment option) and approximately 1,725,000 of the currently outstanding shares will be freely transferable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 of the Securities Act, in which case they will be subject to resale limitations.

     The remaining 2,000,000 outstanding shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. All of such shares are eligible for sale under Rule 144 commencing October 25, 1997. The Company and its officers, directors and certain stockholders have agreed that they will not sell any Common Stock without the prior consent of Piper Jaffray Inc. for a period of 180 days after the date of this Prospectus.

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year would be entitled to sell, within any three-month period, that number of "restricted" shares that does not exceed the greater of 1.0% of the issuer's then-outstanding securities or the average weekly trading volume in the securities during the four calendar weeks preceding such sale, subject to certain manner of sale limitations, notice requirements and the availability of current public information about the issuer. In addition, Rule 144(k) provides that a person who is not deemed an "affiliate" at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above.

     In addition to the shares of Common Stock that are currently outstanding, a total of 900,000 shares of Common Stock have been reserved for issuance upon exercise of options granted under the Option Plan, under which options to acquire 420,000 shares of Common Stock have been granted as of May 31, 1997. The holders of options to purchase 303,000 shares may exercise their options and immediately sell these shares in compliance with Rule 701 of the Securities Act without restriction under the Securities Act, except for shares held by an "affiliate" of the Company, which remain subject to certain restrictions.

     The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market or the perception that such sales may occur could have an adverse impact on the prevailing market price of the Common Stock.

                                  UNDERWRITING

     The Company has entered into a Purchase Agreement (the "Purchase Agreement") with Piper Jaffray Inc., Raymond James & Associates, Inc. and Cruttenden Roth Incorporated (the "Underwriters"). Subject to the terms and conditions set forth in the Purchase Agreement, the Company has agreed to sell to the Underwriters, and each of the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

                                          NUMBER OF
              UNDERWRITERS                 SHARES
              ------------                ---------
Piper Jaffray Inc. .....................
Raymond James & Associates, Inc. .......
Cruttenden Roth Incorporated............

                                          ---------
          Total.........................  2,100,000
                                          =========

     Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or decreased or, in certain instances, the Purchase Agreement may be terminated.

     The Underwriters have advised the Company that the Underwriters propose to offer the Common Stock to the public at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession of not in excess of $          per share. Additionally, the
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other brokers and dealers. After the
offering, the Price to Public, concession and reallowance may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable by the Underwriters during the 30-day period after the date of this Prospectus, to purchase up to an additional 315,000 shares of Common Stock at the Price to Public less Underwriting Discount set forth on the cover page of this Prospectus. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any.

     Certain of the Underwriters that currently act as market makers for the Company's Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Subject to certain conditions, Rule 103 permits underwriters participating in a distribution to engage in limited market making transactions during the period when Regulation M would otherwise prohibit such activity. Rule 103 generally prohibits underwriters engaged in passive market making activity from entering a bid or effecting a purchase at a price which exceeds the highest bid by a market maker not participating in the distribution. Rule 103 also limits the volume of purchases which may be made by an underwriter in passive market making activities. Subject to these limitations, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock.

     The Company has also agreed to issue to two of the Underwriters, Piper Jaffray Inc. and Raymond James & Associates, Inc., for nominal consideration, the Underwriters' Warrants to purchase 150,000 shares of Common Stock. See "Description of Capital Stock."

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Berliner Zisser Walter & Gallegos, P.C., Denver, Colorado. A partner of such firm owns 5,250 shares of Common Stock and holds options to acquire 10,000 shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1996 and for the period ended June 30, 1995 and the fiscal year ended June 30, 1996, have been included herein in reliance upon the report of Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. With respect to the unaudited interim consolidated financial information for the nine months ended March 31, 1996 and 1997, the independent certified public accountants have not audited or reviewed such consolidated financial information and have not expressed an opinion or any other form of assurance with respect to such consolidated financial information.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed therewith, which may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the material contained therein may be obtained from the Commission upon payment of applicable copying charges. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement.

     The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. The Commission also maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding issuers, including the Company, that file electronically with the Commission. The address of such site is http://www.sec.gov. Copies of such materials can also be obtained by written request to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of June 30, 1996 and March
  31, 1997 (unaudited)......................................  F-3
Consolidated Statements of Operations for the period
  February 21, 1995 (inception) to June 30, 1995, the year
  ended June 30, 1996 and the nine months ended March 31,
  1996 and 1997 (unaudited).................................  F-4
Consolidated Statements of Changes in Members'/Stockholders'
  Equity for the period February 21, 1995 (inception) to
  June 30, 1995, the year ended June 30, 1996 and the nine
  months ended March 31, 1997 (unaudited)...................  F-5
Consolidated Statements of Cash Flows for the period
  February 21, 1995 (inception) to June 30, 1995, the year
  ended June 30, 1996 and the nine months ended March 31,
  1996 and 1997 (unaudited).................................  F-6
Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

To the Members and Manager
Granite Financial, LLC and Subsidiary
Denver, Colorado

     We have audited the accompanying consolidated balance sheet of Granite Financial, LLC and Subsidiary as of June 30, 1996 and the related consolidated statements of operations, members' equity and cash flows for the period February 21, 1995 (inception) through June 30, 1995 and the year ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Granite Financial, LLC and Subsidiary as of June 30, 1996 and the results of their operations and their cash flows for the period from February 21, 1995 (inception) through June 30, 1995 and for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

                                            Ehrhardt Keefe Steiner & Hottman PC

August 9, 1996, except for Note 9
as to which the date is September 27, 1996 and except for Note 6 as to which the date is October 23, 1996
Denver, Colorado

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                               JUNE 30,       MARCH 31,
                                                                 1996           1997
                                                              -----------    -----------
                                                                             (UNAUDITED)
Cash and cash equivalents...................................  $        --    $ 4,774,653
Direct financing leases (Notes 2 and 3).....................    8,671,869     11,194,158
Direct financing leases assigned to lender (Note 2).........   22,575,827     17,340,624
Securitization residual interest (Note 2)...................           --      6,107,119
Other receivables...........................................           --        897,207
Prepaid and other assets....................................      255,716        389,786
Equipment held for sale.....................................           --        349,628
Furniture and equipment, net of accumulated depreciation of
  $37,350 (1996) and $130,210 (1997)........................      399,150        780,793
Loan origination and securitization fees, net of accumulated
  amortization of $20,885 (1996) and $76,354 (1997).........      450,342      1,072,183
Goodwill....................................................           --      2,588,567
                                                              -----------    -----------
          Total assets......................................  $32,352,904    $45,494,718
                                                              ===========    ===========

                                 LIABILITIES AND EQUITY

Line-of-credit (Note 4).....................................  $ 3,690,618    $ 5,685,655
Checks written in excess of bank balance....................      288,848             --
Accounts payable and accrued expenses.......................      761,460      1,114,798
Security deposits...........................................           --        401,570
Due to trustee..............................................           --        514,266
Due to seller of acquired business..........................           --      1,884,000
Income taxes payable (Note 7)...............................           --         20,997
Deferred income taxes payable (Note 7)......................           --        597,063
Limited recourse Class A note payable (Note 2)..............   20,761,785     16,293,489
Notes payable (Note 4)......................................    4,090,818      4,236,982
                                                              -----------    -----------
                                                               29,593,529     30,748,820
                                                              -----------    -----------

Commitments and contingency (Notes 3 and 5)

Preferred stock, $.01 par value; 2,000,000 shares
  authorized; none issued or outstanding....................           --             --
Common stock, $.001 par value; 20,000,000 shares authorized;
  3,725,000 shares issued and outstanding...................           --          3,725
Additional paid-in capital..................................           --     13,750,310
Members' equity/retained earnings...........................    2,759,375        991,863
                                                              -----------    -----------
          Total stockholders' and members' equity (Note
             6).............................................    2,759,375     14,745,898
                                                              -----------    -----------
          Total liabilities and equity......................  $32,352,904    $45,494,718
                                                              ===========    ===========

                See notes to consolidated financial statements.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         PERIOD FROM
                                         FEBRUARY 21,
                                             1995                        FOR THE NINE MONTHS ENDED
                                        (INCEPTION) TO    YEAR ENDED             MARCH 31,
                                           JUNE 30,        JUNE 30,      --------------------------
                                             1995            1996           1996           1997
                                        --------------    -----------    -----------    -----------
                                                                                (UNAUDITED)
Revenues
  Sales of leases (Notes 2 and 3).....    $1,260,821      $20,638,040    $16,380,270    $50,307,716
  Income from direct financing
     leases...........................         7,595        1,223,798        135,200      2,918,388
                                          ----------      -----------    -----------    -----------
          Total revenues..............     1,268,416       21,861,838     16,515,470     53,226,104
                                          ----------      -----------    -----------    -----------
Costs
  Cost of leases sold (Notes 2 and
     3)...............................     1,171,645       19,296,885     15,296,597     46,876,077
  Provision for credit losses.........        28,381           95,107         46,619        442,686
  Interest expense....................            --          550,776         15,631      1,376,999
  Amortization........................            --               --             --        257,157
                                          ----------      -----------    -----------    -----------
          Total costs.................     1,200,026       19,942,768     15,358,847     48,952,919
                                          ----------      -----------    -----------    -----------
Gross profit..........................        68,390        1,919,070      1,156,623      4,273,185
Other expenses
  Salaries and benefits...............       194,212          642,556        417,456      1,021,790
  General and administrative..........        51,728          472,144        347,726        762,070
  Depreciation and amortization.......            --           40,963         26,896        151,380
                                          ----------      -----------    -----------    -----------
          Total other expenses........       245,940        1,155,663        792,078      1,935,240
                                          ----------      -----------    -----------    -----------
Net (loss) income.....................      (177,550)         763,407        364,545      2,337,945
Pro forma adjustment -- provision for
  income taxes (Note 7)...............            --          282,000        134,880        982,563
                                          ----------      -----------    -----------    -----------
Pro forma net (loss) income...........    $ (177,550)     $   481,407    $   229,665    $ 1,355,382
                                          ==========      ===========    ===========    ===========
Pro forma net income per share........                    $       .24    $       .11    $       .44
                                                          ===========    ===========    ===========
Weighted average number of pro forma
  shares outstanding (Notes 1 and
  6)..................................                      2,000,000      2,000,000      3,093,900
                                                          ===========    ===========    ===========

                See notes to consolidated financial statements.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS'/STOCKHOLDERS' EQUITY

                                                                                                TOTAL
                                                 COMMON STOCK      ADDITIONAL                 MEMBERS'/
                                 MEMBERS'     ------------------     PAID-IN     RETAINED   STOCKHOLDERS'
                                  EQUITY       SHARES     AMOUNT     CAPITAL     EARNINGS      EQUITY
                                -----------   ---------   ------   -----------   --------   -------------
Balance, February 21, 1995
  (inception).................  $        --          --   $   --   $        --   $     --    $        --
Equity contribution...........      945,000          --       --            --         --        945,000
Net loss for the period
  February 21, 1995
  (inception) to June 30,
  1995........................     (177,550)         --       --            --         --       (177,550)
                                -----------   ---------   ------   -----------   --------    -----------
Balance June 30, 1995.........      767,450          --       --            --         --        767,450
Equity contribution, net of
  costs of $76,482............    1,228,518          --       --            --         --      1,228,518
Net income for the year.......      763,407          --       --            --         --        763,407
                                -----------   ---------   ------   -----------   --------    -----------
Balance, June 30, 1996........    2,759,375          --       --            --         --      2,759,375
Net income for the period July
  1, 1996 to October 25, 1996
  (unaudited).................      363,519          --       --            --         --        363,519
Distribution to members
  (unaudited).................     (111,000)         --       --            --         --       (111,000)
Restructuring of Granite
  Financial, LLC into Granite
  Financial, Inc.
  (unaudited).................   (3,011,894)  2,000,000    2,000     3,009,894         --             --
Issuance of common stock
  pursuant to initial public
  offering (net of offering
  costs of $2,195,357)
  (unaudited).................           --   1,725,000    1,725    10,740,416         --     10,742,141
Net income for the period
  October 26, 1996 to March
  31, 1997 (unaudited)........           --          --       --            --    991,863        991,863
                                -----------   ---------   ------   -----------   --------    -----------
Balance, March 31, 1997
  (unaudited).................  $        --   3,725,000   $3,725   $13,750,310   $991,863    $14,745,898
                                ===========   =========   ======   ===========   ========    ===========

                See notes to consolidated financial statements.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              PERIOD FROM
                                              FEBRUARY 21,
                                                  1995                       FOR THE NINE MONTHS ENDED
                                             (INCEPTION) TO    YEAR ENDED            MARCH 31,
                                                JUNE 30,        JUNE 30,     -------------------------
                                                  1995            1996          1996          1997
                                             --------------   ------------   -----------   -----------
                                                                                    (UNAUDITED)
Cash flows from operating activities
  Net (loss) income........................    $(177,550)     $    763,407   $   364,545   $ 1,355,382
                                               ---------      ------------   -----------   -----------
     Adjustments to reconcile net (loss)
       income to net cash used in operating
       activities
     Provision for losses..................       28,381            95,107        46,619       442,686
     Loan fees amortized...................           --            54,984            --            --
     Depreciation and amortization.........           --            40,963        16,343       638,634
     Changes in operating assets and
       liabilities
       Direct financing leases.............     (341,436)       (8,453,921)   (8,545,283)    1,135,407
       Securitization residual interest....           --                --            --    (6,107,119)
       Other receivables...................           --                --            --      (885,860)
       Prepaids and other assets...........      (27,915)          (20,224)      (55,505)     (218,107)
       Equipment held for sale.............           --                --            --      (333,778)
       Securitization loan fees............           --                --            --    (1,096,344)
       Accounts payable and accrued
          expenses.........................       83,945           553,537     1,703,341      (252,205)
       Due to trustee......................           --                --            --       514,266
       Current and deferred income taxes...           --                --            --       597,063
       Security deposits...................           --                --            --       401,570
                                               ---------      ------------   -----------   -----------
                                                (257,025)       (7,729,554)   (6,834,485)   (5,163,787)
                                               ---------      ------------   -----------   -----------
          Net cash used in operating
            activities.....................     (434,575)       (6,966,147)   (6,469,940)   (3,808,405)
                                               ---------      ------------   -----------   -----------
Cash flows from investing activities
  Leases assigned to lender................           --       (24,793,127)           --            --
  Payments received on leases assigned to
     lender................................           --         2,217,300            --     5,235,203
  Acquisition of subsidiary net of cash
     acquired..............................           --                --            --      (410,725)
  Expenditures for organization costs......      (13,009)           (6,826)           --            --
  Purchase of furniture and equipment......      (53,759)         (382,742)     (131,336)     (404,379)
                                               ---------      ------------   -----------   -----------
          Net cash used by investing
            activities.....................      (66,768)      (22,965,395)     (131,336)    4,420,099
                                               ---------      ------------   -----------   -----------
Cash flows from financing activities
  Checks written in excess of bank
     balance...............................           --           288,848            --            --
  Proceeds from notes payable..............           --         4,298,418            --     1,032,255
  Principal payments on notes payable......           --          (207,600)           --    (5,056,627)
  Net proceeds from line-of-credit.........           --         3,690,618     4,919,950     1,995,037
  Proceeds from Class A note payable.......           --        21,688,993            --            --
  Principal payments on Class A note
     payable...............................           --          (927,208)           --    (4,468,296)
  Expenditures for loan origination fees...           --          (505,326)           --       (68,316)
  Members' equity contribution net of
     related costs.........................      945,000         1,228,518     1,237,669            --
  Net proceeds of common stock
     issuance..............................           --                --            --    10,839,906
  Distributions to members.................           --                --            --      (111,000)
  Deferred offering costs paid.............           --           (67,376)           --            --
                                               ---------      ------------   -----------   -----------
          Net cash provided by financing
            activities.....................      945,000        29,487,885     6,157,619     4,162,959
                                               ---------      ------------   -----------   -----------
Net increase (decrease) in cash............      443,657          (443,657)     (443,657)    4,774,653
Cash -- beginning of period................           --           443,657       443,657            --
                                               ---------      ------------   -----------   -----------
Cash -- end of period......................    $ 443,657      $         --   $        --   $ 4,774,653
                                               =========      ============   ===========   ===========

                See notes to consolidated financial statements.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

Supplemental disclosure of cash flow information:

     Cash paid during the period ended June 30, 1995 and the year ended June 30, 1996 for interest was $0 and $471,130, respectively, and during the nine months ended March 31, 1996 and 1997 was $15,631 and $1,379,775, respectively.

     Cash paid during the nine month periods ended March 31, 1996 and 1997 for income taxes was $0 and $385,500, respectively.

Non cash investing and financing activities:

     Deferred offering costs of $30,389 are included in accrued expenses during the year ended June 30, 1996.

     Concurrently with the consummation of the initial public offering and the related restructuring from an LLC to a regular corporation, members' equity of $3,011,894 was reclassified to common stock of $2,000 and additional paid-in capital of $3,009,894. In addition, deferred offering costs of $97,765 were reclassified to additional paid-in capital upon consummation of the initial public offering.

     On March 31, 1997, the Company acquired all of the assets and recorded liabilities of Global Finance & Leasing, Inc. for cash of $2,334,000 ($1,884,000 of the cash was paid subsequent to period end). The assets and liabilities acquired were as follows:

ASSETS ACQUIRED
-------------
Cash........................................................    $   39,275
Direct financing leases.....................................     4,100,382
Other receivables...........................................        11,347
Prepaid and other assets....................................        16,684
Equipment held for sale.....................................        15,850
Furniture and equipment.....................................        70,124
                                                                ----------
                                                                 4,253,662
                                                                ----------
LIABILITIES ASSUMED
----------------
Accounts payable............................................       316,696
Income taxes payable........................................        20,997
Notes payable...............................................     4,170,536
                                                                ----------
                                                                 4,508,229
                                                                ----------
                                                                  (254,567)
Aggregate purchase price....................................     2,334,000
                                                                ----------
Goodwill....................................................    $2,588,567
                                                                ==========

                See notes to consolidated financial statements.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Granite Financial, LLC. was organized in Colorado on February 21, 1995 and is principally engaged in the business of originating, funding, acquiring, selling, securitizing and servicing non-cancelable, full-payout equipment leases for a broad range of businesses located throughout the United States. All equipment leased is acquired from unrelated parties.

     In June 1996, Granite Financial, Inc. ("GFI") was incorporated. Concurrently with the consummation of the public offering (Note 6), GFI exchanged 2,000,000 shares of its common stock for all of the outstanding membership interests of Granite Financial, LLC, as a result of which GFI is the sole member. Contemporaneously, GFI caused Granite Financial, LLC to be liquidated and the assets were distributed to GFI as the sole member.

  Interim Financial Statements

     In the opinion of Granite Financial, Inc. and Subsidiaries (the Company), the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at March 31, 1997 and the results of their operations and changes in cash flows for the nine months ended March 31, 1996 and 1997. The results of operations for the nine months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year.

  Principles of Consolidation

     The Company's consolidated financial statements include the accounts of Granite Financial, Inc. and its wholly-owned subsidiaries, GF Funding Corp. I ("GF Funding I"), GF Funding Corp. II ("GF Funding II"), GF Funding Corp. III ("GF Funding III") and Granite Financial Acquisitions Corp. I ("Granite Acquisitions"). All intercompany accounts and transactions have been eliminated in consolidation. The assets of GF Funding I, GF Funding II and GF Funding III are not available to satisfy creditors of the Company.

  Checks Written in Excess of Bank Balance

     At June 30, 1996, the Company maintained a $0 cash balance and had written checks in excess of its bank balance totaling approximately $289,000. Prior to or at the time these checks are presented for payment, the Company makes arrangements with its banks to transfer funds as necessary to permit the payment of all outstanding checks. In the case of one bank credit facility, the Company maintains an arrangement with the bank under which an automatic transfer is made from the bank credit facility to the Company's checking account as checks are presented for payment.

  Direct Financing Leases

     The Company has entered into various lease agreements which, in accordance with Statement No. 13 of the Financial Accounting Standards Board, meet the criteria of capitalization and are accounted for as direct financing leases. Under this method, the amount by which gross lease rentals exceed the cost of the related assets, less the estimated recoverable residual value at the expiration of the lease, is recognized as income from direct financing leases over the life of the lease using the interest method. Any permanent reduction in the estimated residual equipment value of leased property is charged to operations in the period it occurs.

  Sales of Leases

     The Company generally sells the leases it acquires or originates through securitization transactions or on a portfolio basis to Heartland Bank on a non-recourse basis. The Company may also sell leases to other financial institutions either on a recourse or nonrecourse basis. In a securitization transaction, the Company

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES sells and transfers a pool of leases to a wholly-owned, bankruptcy remote, special purpose subsidiary. This subsidiary in turn simultaneously sells and transfers its interest in the leases to a trust which issues beneficial interests in the leases in the form of senior and subordinated securities. The Company generally retains the right to receive any excess cash flows of the trust (the Securitization Residual Interest).

     Proceeds from the sale of leases sold through securitization transactions are reflected as sales of leases. The cost basis of the leases is allocated between the portion sold and the securitization residual interest in the cash flows based on a relative fair value basis on the date of sale. The fair value of the portion sold is based on the price at which the related securities are sold through private placement transactions, while the fair value of the securitization residual interest is based on the Company's estimate of its fair value using a risk adjusted discounted cash flow approach.

     On January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Under SFAS 125, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 prohibits early application and, accordingly, the Company adopted this standard for transactions which occurred after December 31, 1996. Under SFAS 125, a transfer of lease assets in which the transferor surrenders control of the lease assets is accounted for as a sale and the transferred lease assets are removed from the balance sheet with the resulting gain or loss on sale reflected in the statement of operations.

  Direct Financing Leases Assigned to Lender

     As SFAS 125 prohibits early application, prior to January 1, 1997, direct financing leases sold as part of a securitization to a special-purpose entity that issued debt securities were accounted for as collateralized borrowings. The securitized leases, recorded as Direct Financing Leases Assigned to Lender, and the related debt are reflected in the consolidated balance sheets.

  Securitization Residual Interest

     Securitization residual interest represents the excess cash flow resulting from the difference between lease payments received in the Trust, net of defaults, and the payment of principal and interest to investors in lease backed notes or certificates and servicing, backup servicing, trustee fees and other securitization expenses. Income from the Securitization Residual Interest is recognized over the life of the securitized leases using the interest method.

  Furniture and Equipment

     Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the equipment ranging from five to seven years.

  Organization Costs

     Organization costs are recorded at cost and will be amortized on a straight-line basis over five years.

  Goodwill

     Goodwill is recorded as the difference between net assets acquired and the related purchase price and will be amortized over the estimated useful life of twenty years.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

  Loan Origination Fees

     Fees incurred to originate loans are deferred and amortized to interest expense on the interest method over the term of the loan.

  Lease Acquisition Costs and Broker Commissions

     Lease acquisition costs consist of broker bonuses and commissions paid upon the origination of the lease contracts. These costs are included in direct financing leases held for sale and are amortized to expense over the life of the related lease contracts on the interest method.

  Income Taxes

     Granite Financial, LLC was taxable as a partnership under federal and state income tax laws. As such, it was not subject to income taxes as a separate entity and its income or loss was required to be included in the income tax returns of its members. Upon consummation of the public offering, Granite Financial, LLC was liquidated and the successor corporation, Granite Financial, Inc., is taxed as a regular corporation. The 1996 statements of operations reflect pro-forma information which present proforma income taxes as if computed at the statutory rate.

     Upon liquidation of the LLC, the successor Company applied SFAS 109, "Accounting for Income Taxes". Under SFAS 109, the Company recognized deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

  Allowance for Credit Losses

     An allowance for credit losses is maintained at a level which is estimated by the Company to be necessary and adequate to provide for expected losses in the existing portfolio of leases the Company either owns or has sold on a recourse basis. The leases are collateralized by the equipment under lease and lessees generally are required to personally guarantee lease payments. The Company's risk of loss is partially mitigated by recovering collateral and enforcing guarantees. However, the resale value of leased equipment generally declines at a rate greater than the principal of the lease, so full recovery on defaulted leases is usually not possible.

  Net Income Per Common Share

     The computation of net income per common and common equivalent share is based upon the Treasury Stock Method using the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable, primarily from stock options and warrants.

  Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, accounting for stock issued to employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based methods defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and to provide the pro forma disclosure provisions of SFAS No. 123.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) DIRECT FINANCING LEASES

     The Company's direct financing leases consist of the following:

                                                                       DIRECT FINANCING LEASES
                                           DIRECT FINANCING LEASES       ASSIGNED TO LENDER
                                          -------------------------   -------------------------
                                           JUNE 30,      MARCH 31,     JUNE 30,      MARCH 31,
                                             1996          1997          1996          1997
                                          -----------   -----------   -----------   -----------
                                                        (UNAUDITED)                 (UNAUDITED)
Minimum lease payments receivable.......  $10,793,832   $15,205,315   $27,531,023   $20,224,799
Estimated residual equipment values of
  leased property.......................      225,425     2,455,620       852,588       803,302
Lease acquisition costs and broker
  commissions...........................    1,110,393     1,297,248       656,584       394,719
Unearned income.........................   (2,680,359)   (5,167,651)   (6,170,385)   (3,894,033)
Reserve for credit losses...............     (660,000)   (2,338,896)      (88,213)      (40,609)
Security deposits.......................     (117,422)     (257,478)     (205,770)     (147,554)
                                          -----------   -----------   -----------   -----------
Net direct financing leases.............  $ 8,671,869   $11,194,158   $22,575,827   $17,340,624
                                          ===========   ===========   ===========   ===========

     Included in direct financing leases at March 31, 1997 are the following amounts related to Global Finance & Leasing, Inc.

                                             GLOBAL
                                           -----------
Minimum lease payments receivable.......   $ 5,530,270
Estimated residual equipment values of
  leased property.......................     2,146,697
Lease acquisition costs and broker
  commissions...........................            --
Unearned income.........................    (3,105,723)
Reserve for credit losses...............      (470,862)
Security deposits.......................            --
                                           -----------
Net direct financing leases.............   $ 4,100,382
                                           ===========

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

     Scheduled collections of minimum lease payments receivable as of March 31, 1997 are as follows:

                                                                             DIRECT
                                                                            FINANCING
                                                              DIRECT         LEASES
                       YEAR ENDING                           FINANCING     ASSIGNED TO
                         JUNE 30,                             LEASES         LENDER
                       -----------                          -----------    -----------
 1997 (remaining three months)............................  $ 1,289,764    $ 1,954,016
 1998.....................................................    3,818,830      7,824,494
 1999.....................................................    3,516,554      5,561,259
 2000.....................................................    2,687,470      3,652,029
 2001.....................................................    3,480,382      1,190,896
 Thereafter...............................................      412,315         42,105
                                                            -----------    -----------
                                                            $15,205,315    $20,224,799
                                                            ===========    ===========

     The Company is required to estimate the amount of leases expected to result in default and to estimate the amount of loss that will be incurred under each default. The Company currently provides reserves for these losses based on the historical performance of the leases. These losses relate both to leases that are held by the Company to maturity along with losses that could result on leases sold to third parties. The actual losses incurred could differ materially from the amounts that the Company has estimated in preparing the historical financial statements.

     Securitization residual interest consists of the following at March 31, 1997:

Future remaining cash flows.............  $ 8,934,164
Estimated losses........................     (477,015)
                                          -----------
Future remaining cash flows, net of
  estimated losses......................    8,457,149
Unearned income.........................   (2,350,030)
                                          -----------
Securitization residual interest........  $ 6,107,119
                                          ===========

  Asset Securitizations

     The Company funds leases with the intention of selling the leases to investors or securitizing the leases through lease-backed securities. The Company has completed three securitizations which provide for aggregate funding in the amount of approximately $114,000,000. In each securitization, the Company transfers leases to a wholly-owned, bankruptcy remote special purpose subsidiary established for the limited purpose of purchasing the Company's leases. The subsidiary then sells the leases to a grantor trust, which in turn sells lease-backed notes or certificates to institutional investors. Proceeds from the sale of lease-backed notes or certificates are used by the trust to purchase leases from the subsidiary, which uses such proceeds to purchase the leases from the Company. The securitization may also be completed by the subsidiary without the use of a trust, in which case the subsidiary issues the lease-backed security directly to the investor. The lease-backed securities are promissory notes or equity certificates which are generally collateralized by or represent an undivided interest in the leases, the leased equipment and certain collateral accounts. Payments due under the lease-backed securities issued in each of the Company's securitizations have been insured by a financial guaranty policy which provides an unconditional guarantee of the Class A note payments in the case of defaults or prepayments on the lease assets.

     In April 1996, the Company's wholly-owned subsidiary, GF Funding I, issued $21,688,993 of 6.33% Class A Lease-Backed Term Notes due November 20, 2001 (the Notes) in a private placement. The Notes are collateralized by (i) payments to be made under leases contributed by Granite Financial, LLC to GF Funding I, (ii) all of GF Funding I's rights and interest in the leased equipment, (iii) a cash collateral

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES account (which generally does not increase the overall level of credit enhancement, but rather accommodates changes that may occur from time to time in the form of credit enhancement from excess implicit principal balance of lease receivables to cash) and (iv) a financial guaranty insurance policy. Under the terms of the insurance policy, the monthly payments of interest and final payment of principal at maturity are unconditionally guaranteed. As this securitization was completed through the issuance of a debt security prior to the adoption of SFAS 125, the transaction is accounted for as a collateralized borrowing. Accordingly, the underlying lease assets, recorded as direct financing leases assigned to lender, and the related limited recourse note payable are reflected in the accompanying consolidated balance sheets. The underlying assets are comprised of the Company's net investment in the leases of $22,575,827 and $17,340,624 as of June 30, 1996 and March 31, 1997,
respectively. The related limited recourse note payable was $20,761,785 and $16,293,489 as of June 30, 1996 and March 31, 1997, respectively.

     In November 1996, GF Funding II was formed to establish the Company's second securitization facility. The facility provides for the issuance of up to $65 million in aggregate principal amount of Class A Lease-Backed Certificates due June 20, 2003 (the 1996 Certificates) in a private placement. For purposes of computing interest, the 1996 Certificates are issued in two tranches, consisting of the Floating Rate Tranche and the Fixed Rate Tranche. The principal amount of the Floating Rate Tranche will generally convert to the Fixed Rate Tranche on a quarterly basis. The Floating Rate Tranche bears interest at an annual rate equal to the LIBOR Rate, as adjusted from time to time, plus .50%. The Fixed Rate Tranche bears interest at an annual rate equal to the Treasury Rate, as adjusted from time to time, plus .70%. The annual interest rate on each tranche is subject to a maximum annual rate of 10%. The 1996 Certificates represent an undivided interest in a trust estate created by GF Funding II comprised of (i) payments to be made under leases contributed to GF Funding II, (ii) all of GF Funding II's right and interest in the leased equipment, (iii) a cash collateral account and (iv) a financial guaranty insurance policy. The initial funding under the securitization facility was approximately $7,200,000. The Company is required to sell a minimum of $1,500,000 in leases to the securitization facility per month. As this securitization was completed through the issuance of equity certificates and the Company and GF Funding II have surrendered control over the future cash flows from these lease assets for the benefit of the holders of the Certificates, the transfer of the lease assets is accounted for as a sale. Accordingly, the portion of the underlying lease assets sold were removed from the consolidated balance sheet and the resulting sales of leases and cost of leases sold are reflected in the consolidated statement of operations. The sales of leases represent the gross proceeds from the certificate holders and the cost of leases sold represent the Company's net investment in the portion of the lease assets sold. The Company has recorded sales of leases and a cost of leases sold with respect to this securitization of $17,095,885 and $15,767,796, respectively, during the nine months ended March 31, 1997. Included in the consolidated balance sheet is the allocated portion of the Company's net investment in the lease assets which represents the securitization residual interest retained in the lease assets. The allocation between the cost of leases sold and the securitization residual interest retained is based on their relative fair values on the date of sale. The securitization residual interest for this securitization was $3,278,415 at March 31, 1997.

     In March 1997, GF Funding III was formed to establish the Company's third securitization facility. The facility provides for the issuance of up to $27,500,000 in the aggregate principal amount of 6.82% Class A Lease-Backed Certificates due December 20, 2002 (the 1997 Certificates) in a private placement. The 1997 Certificates represent an undivided interest in a trust estate created by GF Funding III comprised of (i) payments to be made under leases contributed to GF Funding III, (ii) all of GF Funding III's right and interest in the leased equipment, (iii) a cash collateral account, a capitalized interest account, a prefunding account and a collection account and (iv) a financial guaranty insurance policy. The Company and GF Funding III have surrendered control over all future cash flows of the underlying lease assets and, under SFAS 125, the securitization is accounted for as a sale. The Company has recorded sales of leases and cost of leases sold with respect to this transfer of $15,181,487 and $14,057,988, respectively, during the nine months ended March 31, 1997. Included in the consolidated balance sheet is the allocated portion of the Company's

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES net investment in the lease assets which represents the securitization residual interest retained in the lease assets. The allocation between the cost of leases sold and the securitization residual interest retained is based on their relative fair values on the date of sale. The securitization residual interest for this securitization was $2,828,704 at March 31, 1997.

     The source of repayment for the Notes and Certificates is the stream of payments to be made on the equipment leases included in the corresponding pool of transferred leases. The value of the securitization residual interest of the collateral enhancement leases in the pool will be realized by the Company once all principal and interest due under the Notes or Certificates and associated expenses are paid. The collateral enhancement leases are not a separate and distinct pool of individual leases, but rather are part of the undifferentiated pool of leases.

(3) SALE OF LEASES

     The Company entered into agreements with certain financial institutions to sell, on an ongoing basis, certain leases, either on a recourse or non-recourse basis. The purchase price of the leases is determined on a transaction by transaction basis based upon the present value of the payments to be received under the lease. Revenue, in the amount of the purchase price, is recognized on the date of sale. The Company retains servicing of all leases under the agreements. Sales of leases and the cost of leases sold during the period ended June 30, 1995, the year ended June 30, 1996 and the nine months ended March 31, 1996 and 1997 were $1,260,821 and $1,171,645, $20,638,040 and $19,296,885,
$16,380,270 and $15,296,597, and $18,030,344 and $17,050,293, respectively.

     Sales and cost of leases sold to Heartland Bank during the period ended June 30, 1995, the year ended June 30, 1996 and the nine month periods ended March 31, 1996 and 1997 were $641,993 and $605,134, $19,259,557 and $18,044,325,
$15,001,786 and $14,044,037 and $17,077,686 and $16,133,232, respectively.
Heartland Bank purchased an equity interest in the Company in January 1996. The costs and related sales amounts are included in the accompanying consolidated statements of operations. With respect to the leases sold to Heartland Bank, there is recourse to the Company for the amount of the equipment residual guarantees of approximately $759,000 at March 31, 1997.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

(4) CREDIT FACILITIES

  Lines-of-Credit

                                           JUNE 30,      MARCH 31,
                                             1996          1997
                                          ----------    -----------
                                                        (UNAUDITED)
$36,000,000 line-of-credit to a
  consortium of lenders, due February
  1998. Interest at the lead lender's
  prime rate plus  5/8 of one percent
  (9.125% at March 31, 1997) payable
  monthly. The line is collateralized by
  a first security interest in specific
  leases pledged and the underlying
  equipment.............................  $       --     $3,114,805
$5,000,000 line-of-credit to a bank, due
  June 30, 1997. Interest at the bank's
  reference rate plus 1% (9.25% at June
  30, 1996) payable monthly. The line is
  collateralized by a security interest
  in certain eligible leases, as
  defined, in the agreement, including a
  security interest in the equipment
  covered by such leases. In February
  1997, the outstanding balance of this
  line was transferred into the
  Company's $36 million
  line-of-credit........................   3,690,618             --
$2,000,000 unsecured line-of-credit to a
  bank due January 1998. Interest is at
  the bank's reference rate plus .75%
  (9.25% at March 31, 1997) payable
  monthly...............................          --      1,800,000
$800,000 line-of-credit to a bank, due
  May 1997. Interest at the prime rate
  plus 1% (9.5% at March 31, 1997)
  payable monthly. The line is
  collateralized by all tangible and
  intangible property of a subsidiary...          --        770,850
                                          ----------     ----------
                                          $3,690,618     $5,685,655
                                          ==========     ==========

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

                                           JUNE 30,      MARCH 31,
                                             1996          1997
                                          ----------    -----------
                                                        (UNAUDITED)
  Notes Payable
Note payable to bank; the note requires
  a minimum monthly payment of $86,700,
  as defined in the agreement, and
  interest at 11%, with all unpaid
  principal and interest due July 31,
  1997. As part of the note agreement,
  the Company assigned a portion of its
  interest in the private offering of
  lease-backed term notes as described
  in Note 2. This agreement is evidenced
  by an irrevocable proxy between the
  bank and GF Funding I with respect to
  all the shares of capital stock in GF
  Funding I. The notes were paid in full
  in November 1996 using proceeds from
  the initial public offering...........  $1,126,600     $       --
Note payable to bank, payable in monthly
  installments of $28,303, including
  interest of 9.80% through January
  2000. The note is collateralized by
  certain leases including a security
  interest in the underlying equipment.
  The Company has a total of a
  $3,000,000 line-of-credit with the
  bank to be funded in increments of
  $500,000 or more......................          --        837,296
Note payable to a limited partnership,
  monthly interest only payments at 13%.
  All unpaid principal and interest due
  at maturity in January 2000. The note
  is collateralized by all equipment,
  inventory, accounts and intangibles of
  a subsidiary..........................          --      1,470,615
Note payable to a bank, payable in
  monthly installments of $83,000,
  including interest at 8.72% through
  May 1999. The note is collateralized
  by all tangible and intangible
  property of a subsidiary..............          --      1,929,071
Note payable to a bank, payable in
  monthly installments of $78,754,
  including interest at the Treasury
  Rate plus 3% (9% at June 30, 1996),
  through February, 2000 when all unpaid
  principal and interest is due;
  collateralized by certain leases
  including a security interest in the
  underlying equipment. Note was repaid
  in full in November 1996 as part of a
  sale of leases into the Company's
  second securitization.................   2,964,218             --
                                          ----------     ----------
                                          $4,090,818     $4,236,982
                                          ==========     ==========

     Maturities due on the notes payable as of March 31, 1997 are as follows:

  YEAR ENDING
   JUNE 30,
  -----------
    1997 (remaining three months)...................................  $  272,469
    1998............................................................   1,154,900
    1999............................................................   1,147,193
    2000............................................................   1,662,420
                                                                      ----------
                                                                      $4,236,982
                                                                      ==========

     Each of the Company's available credit facilities contain certain financial and reporting covenants. As of March 31, 1997, the Company was not in violation of any reporting covenants.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

(5) COMMITMENTS

  Leases

     The company has entered into various operating lease agreements for office space and equipment and has an annual commitment for a software license. Subsequent to year end, the Company renewed their office lease agreement for the existing and additional office space. The minimum scheduled lease payments as of March 31, 1997 are as follows:

  YEAR ENDING
   JUNE 30,
  -----------
    1997 (three months remaining).....................................  $ 11,850
    1998..............................................................    47,123
    1999..............................................................    48,862
    2000..............................................................     4,787
                                                                        --------
                                                                        $112,622
                                                                        ========

     Rental expense included in general and administrative costs was $8,532 and $60,717 for the period ended June 30, 1995 and the year ended June 30, 1996, respectively, and $43,897 and $58,299 for the nine month periods ended March 31, 1996 and 1997, respectively.

  Other

     The Company has approved contingent fundings of approximately $31 million in leases at March 31, 1997.

(6) MEMBERS'/STOCKHOLDERS' EQUITY

  Initial Public Offering

     In October 1996, the Company completed a public offering of 1,725,000 shares of common stock at $7.50 per share. The proceeds of the offering were approximately $10,742,000, net of offering costs of $2,195,000. Additionally, the Company issued warrants to the underwriter to purchase 150,000 shares at $10.50.

  Stock Option Plans

     In June 1996, the Company adopted a Stock Option Plan (the Plan) allowing for the issuance of qualified and non-qualified stock options to purchase an aggregate of 450,000 shares of common stock to directors, officers, employees, agents and consultants of the Company. The Plan is administered by the Board of Directors. The Plan provides that qualified stock options be granted at an exercise price equal to fair market value of the common shares of the Company on the date of the grant, and must be at least 110% of fair market value when granted to a 10% or more shareholder. The term of all qualified stock options granted under the Plan may not exceed ten years, except the term of qualified stock options granted to a 10% or more shareholder which may not exceed five years.

     The Plan provides that non-qualified stock options be granted at an exercise price not less than 85% of the fair market value of the common shares of the Company on the date of grant. The term of all non-qualified stock options granted under the Plan may not exceed ten years, except the term of non-qualified stock options granted to a 10% or more shareholder which may not exceed five years.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

     In April 1997, the Plan was amended and restated in order to make certain technical modifications thereto and was further amended in June 1997 to increase the shares of common stock reserved for issuance to 900,000. The following is a summary of options and warrants:

                                                                            EXERCISE
                                                    OPTIONS   WARRANTS        PRICE
                                                    -------   --------   ---------------
Outstanding, June 30, 1996........................  250,000        --      $5.95 to 6.55
Granted...........................................   45,000   150,000    $8.375 to 10.50
                                                    -------   -------    ---------------
Outstanding, March 31, 1997.......................  295,000   150,000      5.95 to 10.50
                                                    =======   =======    ===============

     Subsequent to March 31, 1997, the Company granted 125,000 options under the Plan at exercise prices ranging from $9.00 to $10.45 and increased the number of shares reserved for the Plan to 900,000 shares.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                            NINE MONTHS
                                                              YEAR ENDED       ENDED
                                                               JUNE 30,      MARCH 31,
                                                                 1996          1997
                                                              ----------    -----------
                                                                            (UNAUDITED)
Net income applicable to common stockholders -- as
  reported..................................................   $481,407     $1,355,382
                                                               ========     ==========
Net income (loss) applicable to common stockholders -- pro
  forma.....................................................   (366,234)     1,126,309
                                                               ========     ==========
Earnings per share -- as reported...........................        .24            .44
                                                               ========     ==========
Earnings (loss) per share -- pro forma......................       (.18)           .36
                                                               ========     ==========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yield of 0%; expected volatility of 37.8%; discount rate of 9.0%; and expected lives of 10 years.

(7) INCOME TAXES

     The Company's status as an LLC was terminated upon the completion of the initial public offering. At that time, the deferred tax liabilities were recorded, and a charge to earnings of approximately $100,000 was included in continuing operations during the period of the change in tax status. The Company distributed $111,000 to certain of the members of the LLC to provide the members with sufficient funds to pay the tax liabilities arising as a result of income received prior to the date of the public offering.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

     The components of the provision for income taxes are as follows:

                                                                FOR THE NINE
                                                                MONTHS ENDED
                                                                 MARCH 31,
                                                                    1997
                                                                ------------
                                                                (UNAUDITED)
Current tax provision
  Federal...................................................      $335,500
  State.....................................................        50,000
Deferred tax provision
  Federal...................................................       514,218
  State.....................................................        82,845
                                                                  --------
                                                                  $982,563
                                                                  ========

     Deferred taxes result from sales treatment of securitized leases for financial reporting purposes and debt treatment for tax purposes, reserve for bad debts and depreciation for tax purposes in excess of depreciation for financial reporting purposes. The income tax effects of items comprising deferred income tax expense (benefit) are as follows:

                                                                FOR THE NINE
                                                                MONTHS ENDED
                                                                 MARCH 31,
                                                                    1997
                                                                ------------
                                                                (UNAUDITED)
Direct financing leases.....................................      $666,683
Depreciation................................................        21,500
Bad debts...................................................       (91,120)
                                                                  --------
                                                                  $597,063
                                                                  ========

     The Company had a net deferred tax liability of $0 and $597,063 as of June 30, 1996 and March 31, 1997, respectively.

     The difference between the Company's effective income tax rate and the United States Statutory rate is as follows:

                                                                FOR THE NINE
                                                                MONTHS ENDED
                                                                 MARCH 31,
                                                                    1997
                                                                ------------
                                                                (UNAUDITED)
United State statutory rate.................................        34.0%
State income tax, net of federal income tax benefit.........         3.3
Permanent differences.......................................         4.7
                                                                    ----
                                                                    42.0%
                                                                    ====

(8) FAIR VALUE OF FINANCIAL STATEMENTS

  Notes Payable

     The fair value of the line-of-credit and bank notes payable at June 30, 1996 and March 31, 1997 approximated the carrying value because of the short-term nature of these instruments. The fair value of the Class A lease-backed term notes is determined based upon current market rates.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

  Cash and Cash Equivalents

                                                 JUNE 30, 1996                   MARCH 31, 1997
                                          ----------------------------    ----------------------------
                                            CARRYING                        CARRYING
                                             AMOUNT        FAIR VALUE        AMOUNT        FAIR VALUE
                                          ------------    ------------    ------------    ------------
                                                                                  (UNAUDITED)
Cash and cash equivalents...............  $         --    $         --    $  4,774,653    $  4,774,653
Line-of-credit..........................    (3,690,618)     (3,690,618)     (5,685,655)     (5,685,655)
Notes payable...........................    (4,090,818)     (4,090,818)     (4,236,982)     (4,236,982)
Limited recourse Class A note payable...   (20,761,785)    (20,761,785)    (16,293,489)    (16,575,750)

     The preceding methods and assumptions were used to estimate the fair value to each class of financial instruments for which it is practicable to estimate that value. Fair value estimates are made at a specific point in time for the Company's financial instruments; they are subjective in nature and involve uncertainties, matters of significant judgment and, therefore, cannot be determined with precision. Fair value estimates do not reflect the total value of the Company as a going concern.

(9) MAJOR SUPPLIER

     The Company's leases are originated through a network of approximately 50 independent lease originators located throughout the United States. Transactions generated by a single independent lease originator accounted for approximately 17.9% and 15.7% of the Company's leases funded during the year ended June 30, 1996 and the nine months ended March 31, 1997, respectively. Transactions generated by the Company's ten largest independent lease originators accounted for approximately 58.3% and 61.1% of leases funded during the year ended June 30, 1996 and the nine months ended March 31, 1997, respectively.

(10) ACQUISITIONS

     On March 31, 1997, the Company acquired the assets and recorded liabilities of Global Finance & Leasing, Inc. (Global) for an aggregate cash purchase price of $2,334,000. The acquisition has been accounted for using the purchase method of accounting. Under the purchase method of accounting, the results of Global will be included in the Company's results from the acquisition date (March 31, 1997). The allocation of the purchase price to the fair market value of the net assets is based on preliminary estimates of fair market value and may be revised as additional information is obtained.

     The acquisition agreement provides for additional contingent consideration of $916,000 based on the collection of certain receivables. The Company believes the collection of the certain receivables is remote; therefore, no liability is recorded at this time.

                    GRANITE FINANCIAL, INC. AND SUBSIDIARIES

     The following table reflects, on an unaudited pro forma basis, the combined operations of the Company and Global for the periods shown as if the acquisitions had taken place at the beginning of periods shown. Appropriate adjustments have been made to reflect the cost basis used in recording these acquisitions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the combinations been in effect on the dates referred to above, that have resulted since the dates of the acquisitions or that may result in the future (in thousands, except per share amounts):

                                           PERIOD FROM
                                            INCEPTION                      NINE MONTHS ENDED
                                          (FEBRUARY 21,      YEAR ENDED        MARCH 31,
                                         1995 TO JUNE 30,     JUNE 30,     ------------------
                                               1995             1996        1996       1997
                                         ----------------    ----------    -------    -------
                                                                              (UNAUDITED)
Revenues...............................       2,231            24,427       18,351     55,237
Net (loss) income allocated to common
  stockholders.........................        (151)              734          219      2,491
(Loss) income per common and common
  equivalent share.....................        (.08)              .37          .11        .81

(11) SUBSEQUENT EVENTS

     In June 1997, the Company entered into a memorandum of understanding to acquire a lease origination company located in the State of New York. The acquisition is subject to completion of due diligence, execution of a definitive agreement and customary closing conditions. If completed, the acquisition will not have a material effect on the Company's financial position and results of operations.

(12) RELATED PARTY TRANSACTION

     In September 1996, two officers and Heartland Leasing advanced an aggregate of $300,000 to Granite Financial, LLC. The promissory notes were unsecured, accrued interest at the rate of 11% per annum, and were repaid out of the proceeds of the initial public offering.

No dealer, salesperson or other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the affairs of the Company since the date hereof or the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                         ------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   14
Dividend Policy.......................   14
Price Range of Common Stock...........   14
Capitalization........................   15
Selected Consolidated Financial
  Data................................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   26
Management............................   43
Certain Transactions..................   48
Principal Stockholders................   50
Description of Capital Stock..........   51
Shares Eligible for Future Sale.......   53
Underwriting..........................   54
Legal Matters.........................   55
Experts...............................   55
Additional Information................   55
Index to Consolidated Financial
  Statements..........................  F-1

                                2,100,000 SHARES
                                  GRANITE LOGO

                                    GRANITE
                                FINANCIAL, INC.
                                  COMMON STOCK
                             ---------------------
                                   PROSPECTUS
                             ---------------------
                               PIPER JAFFRAY INC.

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                                CRUTTENDEN ROTH
                                  INCORPORATED

                                                                          , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law permits a corporation organized thereunder to indemnify its directors and officers for certain of their acts. The Certificate of Incorporation of the Company has been framed so as to conform to the Delaware General Corporation Law.

     In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel or by a vote of the stockholders that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company are generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in the Company's best interest and with respect to which such person was not adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future pursuant to a vote of stockholders or directors. The Delaware General Corporation Law and the referenced portion of the Certificate of Incorporation also grant the power to the Company to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their services in such a position, and such a policy may be obtained by the Company in the future.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses other than underwriting discounts, payable by the Company in connection with the sale and distribution of the Common Stock being registered hereby. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

                                           AMOUNT PAYABLE
                                               BY THE
                  ITEM                         COMPANY
                  ----                     ---------------
S.E.C. Registration Fees................     $  7,492.30
N.A.S.D. Filing Fees....................        2,972.46
State Securities Laws (Blue Sky) Legal
  Fees..................................        2,500.00*
Printing and Engraving..................      120,000.00*
Legal Fees..............................      120,000.00
Nasdaq Additional Registration Fee......       10,000.00
Accounting Fees and Expenses............       80,000.00*
Transfer Agent's Fees...................        5,000.00*
Miscellaneous Expenses..................       27,035.24*
                                             -----------
          Total.........................     $375,000.00*
                                             ===========

---------------

* Estimated for the purpose of filing.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) The Company has made the following sales of its Common Stock within the past three years to the following persons for the cash or other consideration indicated, which sales were not registered under the Securities Act of 1933.

                                          DATE OF                             NUMBER OF
                  NAME                    ISSUANCE        CONSIDERATION        SHARES
                  ----                    --------        -------------       ---------
1. William W. Wehner(1).................  07/11/96   $2,000                    200,000
                                                                               180,000
                                          10/07/96   Membership interest in
                                                     Granite Financial, LLC
2. James E. Lewis(1)....................  10/07/96   Membership interest in    720,000
                                                     Granite Financial, LLC
3. Heartland Leasing Corporation of       10/07/96   Membership interest in
  Missouri..............................             Granite Financial, LLC    900,000

---------------

(1) Director or officer.

     All the foregoing sales were made to individuals or entities which had access to information enabling them to evaluate the merits and risks of the investment by virtue of their relationship to the Company or their economic bargaining power.

     The Company relied on Section 4(2) of the Securities Act of 1933 for the exemption from the registration requirements of such Act. Each investor was furnished with information concerning the operations of the Company and each had the opportunity to verify the information supplied. Additionally, the Company obtained a signed representation from each of the foregoing persons or entities of his or its intent to acquire the Common Stock of the Company for the purpose of investment only, and not with a view toward the subsequent distribution thereof; each of the certificates representing the Common Stock issued to the foregoing persons or entities has been stamped with a legend restricting transfer of the Common Stock represented thereby, and the Company issued stop transfer instructions to American Securities Transfer & Trust, Inc., the Transfer Agent for the Common Stock of the Company, concerning all the certificates representing the Common Stock of the Company issued and outstanding as represented by the foregoing table.

ITEM 27. EXHIBITS.

     The following is a complete list of Exhibits filed as part of this Registration Statement and which are incorporated herein.

EXHIBIT NO.                                                                 PAGE NO.
-----------                                                                 --------
    *1.1     -- Form of Purchase Agreement by and between Granite
                Financial, Inc. (the "Company"), Piper Jaffray Inc.,
                Raymond James & Associates, Inc. and Cruttenden Roth
                Incorporated.
    +2.1     -- Exchange Memorandum, dated October 7, 1996 regarding the reorganization of the Registrant from a Colorado limited
                liability company to a Delaware corporation (the
                "Exchange Memorandum").
    +3.1     -- Certificate of Incorporation of the Company as filed on
                June 20, 1996 with the Secretary of State of the State of
                Delaware.
    +3.2     -- By-laws of the Company.
    +4.1.1   -- Form of specimen certificate for Common Stock of the
                Company.
    +4.1.2   -- Form of Representative's Warrant issued by the Company to
                Cruttenden Roth Incorporated in connection with the
                Company's initial public offering.
    -4.1.3   -- Underwriters' Warrant to be issued by the Company to
                Piper Jaffray Inc. and Raymond James & Associates, Inc.

EXHIBIT NO.                                                                 PAGE NO.
-----------                                                                 --------
    -5.      -- Opinion of Berliner Zisser Walter & Gallegos, P.C.,
                regarding legality of the securities covered by this
                Registration Statement.
   *10.1.1   -- Form of Employment Agreement, dated April 1, 1997, by and between William W. Wehner and the Company.
   *10.1.2   -- Employment Agreement, dated April 28, 1997, by and
                between Larry K. White and the Company.
   -10.1.3   -- Employment Agreement, dated April 28, 1997, by and
                between Frank J. Corcoran and the Company.
   +10.2     -- Form of Indemnification Agreement entered into between
                the Company and each officer and director of the Company.
   +10.3     -- 1996 Omnibus Stock Option Plan, as amended effective
                April 24, 1997, authorizing 900,000 shares of Common
                Stock for issuance pursuant to the Plan.
   +10.4.1   -- Membership Units Purchase Agreement, dated January 31,
                1996, by and among Heartland Leasing Corporation of
                Missouri, Granite Financial, LLC, James E. Lewis, William
                W. Wehner, Andrew S. Love, Jr., Laurence A. Schiffer and
                Heartland Bank.
   +10.4.2   -- Members' Agreement of Granite Financial, LLC, dated
                January 31, 1996, by and among Granite Financial, LLC,
                James E. Lewis, William W. Wehner and Heartland Leasing
                Corporation of Missouri.
   +10.4.3   -- Lease Purchase Agreement, dated June 14, 1995, by and
                between Granite Financial, LLC and Heartland Bank.
   +10.4.4   -- Lease Sale Agreement, dated April 1, 1996, by and between
                Heartland Bank and Granite Financial, LLC.
   +10.4.5   -- Lease Service Agreement, dated June 14, 1995, by and
                between Heartland Bank and Granite Financial, LLC.
  ++10.5.1   -- Loan and Security Agreement, dated February 4, 1997, by and between CoreStates Bank, N.A. and Granite Financial,
                Inc.
  ++10.5.2   -- Unsecured Revolving Credit Agreement, dated January 30,
                1997, by and between Colorado National Bank, and Granite
                Financial, Inc.
   +10.6     -- Lease of Space, dated June 26, 1995, by and between Arbor
                Lake Limited Partnership, a Colorado limited partnership,
                and Granite Financial, LLC.
   +10.7     -- Form of Broker/Lessor Partnership Agreement, dated
                various dates, by and between Lease Originators and
                Granite Financial, LLC.
   +10.8.1   -- Servicing Agreement, dated April 1, 1996, by and among GF
                Funding Corp. I, Norwest Bank Minnesota, National
                Association and Granite Financial, LLC.
   +10.8.2   -- Indenture, dated April 1, 1996, by and among GF Funding
                Corp. I, Norwest Bank Minnesota, National Association and
                Granite Financial, LLC.
   +10.8.3   -- Lease Acquisition Agreement, dated April 10, 1996, by and between Granite Financial, LLC and GF Funding Corp. I.
  ++10.9.1   -- Trust and Security Agreement, dated November 1, 1996,
                among G.F. Funding Corp. II, the Company, Norwest Bank
                Minnesota, National Association.
  ++10.9.2   -- Lease Acquisition Agreement, dated November 1, 1996,
                between the Company and G.F. Funding Corp. II.
  ++10.9.3   -- Servicing Agreement, dated November 1, 1996, among G.F.
                Funding Corp. II, the Company, Norwest Bank Minnesota,
                National Association.
  ++10.10.1  -- Trust and Security Agreement, dated March 1, 1997, by and among GF Funding Corp. III, the Company and Norwest Bank
                Minnesota, National Association.
  ++10.10.2  -- Lease Acquisition Agreement, dated March 1, 1997, by and between the Company and GF Funding Corp. III.

EXHIBIT NO.                                                                 PAGE NO.
-----------                                                                 --------
  ++10.10.3  -- Servicing Agreement, dated March 1, 1997, by and among the Company, GF Funding Corp. III and Norwest Bank
                Minnesota, National Association.
   +10.11.1  -- CreditDesk(R) License Agreement, dated September 22,
                1995, by and between Fair, Isaac and Company, Inc. and
                Granite Financial, LLC.
   +10.11.2  -- InfoLease License Agreement, dated October 5, 1995, by and between Decision Systems, Inc. and Granite Financial,
                LLC.
  ++10.12    -- Asset Purchase Agreement, dated March 31, 1997, by and
                among Granite Financial Acquisition Corp. I, Global
                Finance & Leasing, Inc. and Thomas Mannes.
   *10.13    -- Agreement, dated December 13, 1996, by and between
                BrokerWare, Inc. and the Company.
   *22.      -- List of Subsidiaries.
   -23.1     -- The consent of Berliner Zisser Walter & Gallegos, P.C., to the use of its opinion with respect to the legality of
                the securities covered by this Registration Statement and
                to the references to such firm in the Prospectus filed as
                part of this Registration Statement will be included in
                Exhibit 5.
   *23.2     -- Consent of Ehrhardt Keefe Steiner & Hottman PC,
                independent certified public accountants for the Company.
   *24.      -- The Power of Attorney is included in the signature page of this Registration Statement.
  ++27.      -- Financial Data Schedule.

---------------

*       Filed herewith.
-       To be filed by amendment.

+       Incorporated by reference from the Company's Registration
        Statement on Form SB-2 (S.E.C. File No. 333-5264-D).

++ Incorporated by reference from the Company's Form 10-QSB filed February 14, 1997 (S.E.C. File No. 1-21591).

+ Incorporated by reference from the Company's Form 10-QSB filed December 6, 1996 (S.E.C. File No. 1-21591).

++ Incorporated by reference from the Company's Form 10-QSB filed May 15, 1997 (S.E.C. File No. 1-21591).

ITEM 28. UNDERTAKINGS.

     (e) Indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) Rule 430A.

     The undersigned Registrant hereby undertakes that:

          (i) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time the Commission declared it effective.

          (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement or Amendment to be signed on its behalf by the undersigned in the City of Westminster, State of Colorado on June 14, 1997.

                                            GRANITE FINANCIAL, INC.

                                            By:     /s/ WILLIAM W. WEHNER
                                              ----------------------------------
                                                      William W. Wehner,
                                                  Chairman of the Board and
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, William W. Wehner or James E. Lewis, or any of them, with full power to act alone, his true and lawful attorneys-in-fact, with full power of substitution, and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any Registration Statement filed pursuant to Rule 462 under the Securities Act of 1933, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                /s/ WILLIAM W. WEHNER                  Chairman of the Board and Chief    June 14, 1997
-----------------------------------------------------    Executive Officer (Principal
                  William W. Wehner                      Executive Officer)

                /s/ FRANK J. CORCORAN                  Chief Financial Officer            June 14, 1997
-----------------------------------------------------    (Principal Financial and
                  Frank J. Corcoran                      Accounting Officer)

                 /s/ JAMES E. LEWIS                    Director                           June 14, 1997
-----------------------------------------------------
                   James E. Lewis

              /s/ LAURENCE A. SCHIFFER                 Director                           June 14, 1997
-----------------------------------------------------
                Laurence A. Schiffer

               /s/ ANDREW S. LOVE, JR.                 Director                           June 14, 1997
-----------------------------------------------------
                 Andrew S. Love, Jr.

                /s/ SAMUEL R. FREEMAN                  Director                           June 14, 1997
-----------------------------------------------------
                  Samuel R. Freeman

                                 EXHIBIT INDEX

     The following is a complete list of Exhibits filed as part of this Registration Statement and which are incorporated herein.

EXHIBIT NO.                                                                 PAGE NO.
-----------                                                                 --------
    *1.1     -- Form of Purchase Agreement by and between Granite
                Financial, Inc. (the "Company"), Piper Jaffray Inc.,
                Raymond James & Associates, Inc. and Cruttenden Roth
                Incorporated.
    +2.1     -- Exchange Memorandum, dated October 7, 1996 regarding the reorganization of the Registrant from a Colorado limited
                liability company to a Delaware corporation (the
                "Exchange Memorandum").
    +3.1     -- Certificate of Incorporation of the Company as filed on
                June 20, 1996 with the Secretary of State of the State of
                Delaware.
    +3.2     -- By-laws of the Company.
    +4.1.1   -- Form of specimen certificate for Common Stock of the
                Company.
    +4.1.2   -- Form of Representative's Warrant issued by the Company to
                Cruttenden Roth Incorporated in connection with the
                Company's initial public offering.
    -4.1.3   -- Underwriters' Warrant to be issued by the Company to
                Piper Jaffray Inc. and Raymond James & Associates, Inc.
    -5.      -- Opinion of Berliner Zisser Walter & Gallegos, P.C.,
                regarding legality of the securities covered by this
                Registration Statement.
   *10.1.1   -- Form of Employment Agreement, dated April 1, 1997, by and between William W. Wehner and the Company.
   *10.1.2   -- Employment Agreement, dated April 28, 1997, by and
                between Larry K. White and the Company.
   -10.1.3   -- Employment Agreement, dated April 28, 1997, by and
                between Frank J. Corcoran and the Company.
   +10.2     -- Form of Indemnification Agreement entered into between
                the Company and each officer and director of the Company.
   +10.3     -- 1996 Omnibus Stock Option Plan, as amended effective
                April 24, 1997, authorizing 900,000 shares of Common
                Stock for issuance pursuant to the Plan.
   +10.4.1   -- Membership Units Purchase Agreement, dated January 31,
                1996, by and among Heartland Leasing Corporation of
                Missouri, Granite Financial, LLC, James E. Lewis, William
                W. Wehner, Andrew S. Love, Jr., Laurence A. Schiffer and
                Heartland Bank.
   +10.4.2   -- Members' Agreement of Granite Financial, LLC, dated
                January 31, 1996, by and among Granite Financial, LLC,
                James E. Lewis, William W. Wehner and Heartland Leasing
                Corporation of Missouri.
   +10.4.3   -- Lease Purchase Agreement, dated June 14, 1995, by and
                between Granite Financial, LLC and Heartland Bank.
   +10.4.4   -- Lease Sale Agreement, dated April 1, 1996, by and between
                Heartland Bank and Granite Financial, LLC.
   +10.4.5   -- Lease Service Agreement, dated June 14, 1995, by and
                between Heartland Bank and Granite Financial, LLC.
  ++10.5.1   -- Loan and Security Agreement, dated February 4, 1997, by and between CoreStates Bank, N.A. and Granite Financial,
                Inc.
  ++10.5.2   -- Unsecured Revolving Credit Agreement, dated January 30,
                1997, by and between Colorado National Bank, and Granite
                Financial, Inc.

EXHIBIT NO.                                                                 PAGE NO.
-----------                                                                 --------
   +10.6     -- Lease of Space, dated June 26, 1995, by and between Arbor
                Lake Limited Partnership, a Colorado limited partnership,
                and Granite Financial, LLC.
   +10.7     -- Form of Broker/Lessor Partnership Agreement, dated
                various dates, by and between Lease Originators and
                Granite Financial, LLC.
   +10.8.1   -- Servicing Agreement, dated April 1, 1996, by and among GF
                Funding Corp. I, Norwest Bank Minnesota, National
                Association and Granite Financial, LLC.
   +10.8.2   -- Indenture, dated April 1, 1996, by and among GF Funding
                Corp. I, Norwest Bank Minnesota, National Association and
                Granite Financial, LLC.
   +10.8.3   -- Lease Acquisition Agreement, dated April 10, 1996, by and between Granite Financial, LLC and GF Funding Corp. I.
  ++10.9.1   -- Trust and Security Agreement, dated November 1, 1996,
                among G.F. Funding Corp. II, the Company, Norwest Bank
                Minnesota, National Association.
  ++10.9.2   -- Lease Acquisition Agreement, dated November 1, 1996,
                between the Company and G.F. Funding Corp. II.
  ++10.9.3   -- Servicing Agreement, dated November 1, 1996, among G.F.
                Funding Corp. II, the Company, Norwest Bank Minnesota,
                National Association.
  ++10.10.1  -- Trust and Security Agreement, dated March 1, 1997, by and among GF Funding Corp. III, the Company and Norwest Bank
                Minnesota, National Association.
  ++10.10.2  -- Lease Acquisition Agreement, dated March 1, 1997, by and between the Company and GF Funding Corp. III.
  ++10.10.3  -- Servicing Agreement, dated March 1, 1997, by and among the Company, GF Funding Corp. III and Norwest Bank
                Minnesota, National Association.
   +10.11.1  -- CreditDesk(R) License Agreement, dated September 22,
                1995, by and between Fair, Isaac and Company, Inc. and
                Granite Financial, LLC.
   +10.11.2  -- InfoLease License Agreement, dated October 5, 1995, by and between Decision Systems, Inc. and Granite Financial,
                LLC.
  ++10.12    -- Asset Purchase Agreement, dated March 31, 1997, by and
                among Granite Financial Acquisition Corp. I, Global
                Finance & Leasing, Inc. and Thomas Mannes.
   *10.13    -- Agreement, dated December 13, 1996, by and between
                BrokerWare, Inc. and the Company.
   *22.      -- List of Subsidiaries.
   -23.1     -- The consent of Berliner Zisser Walter & Gallegos, P.C., to the use of its opinion with respect to the legality of
                the securities covered by this Registration Statement and
                to the references to such firm in the Prospectus filed as
                part of this Registration Statement will be included in
                Exhibit 5.
   *23.2     -- Consent of Ehrhardt Keefe Steiner & Hottman PC,
                independent certified public accountants for the Company.
   *24.      -- The Power of Attorney is included in the signature page of this Registration Statement.
  ++27.      -- Financial Data Schedule.

---------------

*       Filed herewith.
-       To be filed by amendment.

+       Incorporated by reference from the Company's Registration
        Statement on Form SB-2 (S.E.C. File No. 333-5264-D).

++ Incorporated by reference from the Company's Form 10-QSB filed February 14, 1997 (S.E.C. File No. 1-21591).

+ Incorporated by reference from the Company's Form 10-QSB filed December 6, 1996 (S.E.C. File No. 1-21591).

++ Incorporated by reference from the Company's Form 10-QSB filed May 15, 1997 (S.E.C. File No. 1-21591).